SPARTON CORPORATION

2009 Annual Report

WELCOME TO A NEW ERA



FINANCIAL HIGHLIGHTS

Sparton Corporation + Subsidiaries for the Year Ended June 30

	2009	2008	2007
Net Sales	$221,870,617	$229,805,983	$200,085,852
Loss before Income taxes	(13,966,456)	(7,937,292)	(12,375,627)
Net Loss	(15,753,456)	(13,138,292)	(7,768,627)
Working Capital	32,897,418	41,581,284	52,989,124
Working Capital ratio	1.38:1	1.74:1	2.62:1
Weighted average common shares outstanding:			
Basic	9,811,635	9,811,507	9,817,972
Diluted	9,811,635	9,811,507	9,817,972
Loss per common share: Basic and diluted	$(1.61)	$(1.34)	$(0.79)
Shareowners' equity per common share	$5.52	$7.22	$8.81

MARKET DATA

Price range New York Stock Exchange

Quarter ended:	2009 High	2009 Low	2008 High	2008 Low	2007 High	2007 Low
September 30	$4.15	$2.25	$7.37	$4.50	$8.99	$8.00
December 31	2.62	1.41	6.05	4.69	8.90	8.17
March 31	1.90	1.35	5.33	3.99	8.50	7.57
June 30	2.98	1.35	4.86	3.59	8.25	6.94

Recent price as of August 31, 2009 | $3.28
Shareowners of record as of August 31, 2009 | 471

SPA LISTED NYSE

FINANCIAL TRENDS AT A GLANCE

Net Sales
(in Millions of Dollars)



$221.9
229.8
200.1
2009 2008 2007

Basic Loss Per Common Share



$(1.61) (1.34) (0.79)
2009 2008 2007

Equity Per Common Share



$5.52
7.22
8.81
2009 2008 2007

Working Capital
(in Millions of Dollars)



$32.9
41.6
53.0
2009 2008 2007

TO OUR SHAREOWNERS:

Fiscal year 2009 proved to be another challenging year for Sparton Corporation - challenging from a financial, operational and strategic perspective. The continuation of significant losses in the first half of the fiscal year prompted the implementation of substantial changes throughout the Company. We are confident that those changes, primarily occurring during the second half of the fiscal year, will have a considerable impact on the Company's future and will ultimately benefit all shareowners.

The first half of fiscal year 2009 resulted in the continuation of many of the same problems that contributed to substantial operating losses in each of the two prior fiscal years. Those problems included overcapacity, manufacturing inefficiencies, poor pricing and liquidity issues. Changes were brought about as a result of the continuation of these problems and the immediate need to stop the losses. At last year's annual shareowners meeting, held on November 12, 2008, the composition and leadership of the Board of Directors was changed to include additional financial and operational expertise. These changes enhanced the Board's guidance to the senior management team as they embarked on their journey to turn the Company around. In addition, on November 24, 2008, the Board appointed Mr. Cary B. Wood, president & CEO, to lead the transformation of the Company.

As previously stated, this transformation had to be immediate, aggressive, appropriate, focused and sustainable. In the process, current personnel were repositioned to utilize their strengths appropriately, and a newly organized management team, with performance and turnaround experience, was brought on board. The new management team performed a detailed review of the Company's operations and, as a result, within a relatively short period of time, significant actions were implemented that are expected to ultimately return the Company to profitability.

The management team focused its efforts on a 100-day tactical turnaround plan that involved strategic initiatives that supported the key imperatives developed in December. Those imperatives included:

1. Immediate, enhanced and rigorous cash management.
2. Immediate operating cost accountability to contain and focus on variances to standard.
3. Evaluation of overhead for optimization.
4. Initiation of phase I of the lean / quality deployment strategies.
5. Initiation of a footprint optimization assessment.
6. Initiation of phase I of a long term strategic growth plan.

Below you will find a timeline of major milestones that resulted from the turnaround actions:

11-24-08 Cary B. Wood is appointed the new CEO.

100-day tactical turnaround plan was initiated focusing on quickly improving the financial stability and operational integrity of the Company.

12-16-08 Six key imperatives were identified, with supporting initiatives, to focus the Company on areas of improvement opportunity.

1-5-09 The new executive leadership team was put in place.

2-6-09 The first reduction in force was initiated.

2-12-09 Changes to employee contributions to the health care benefit plan to fall inline with industry averages were announced; pension plan participation and benefit accrual were frozen; the 401(k) Company match was suspended; all of which became effective April 1, 2009.

2-26-09 The process to secure a replacement revolving credit facility was begun.

3-4-09 The closure of the Jackson, Michigan, facility was announced.

3-30-09 The closure of the London, Ontario, Canada, facility was announced.

3-31-09 The first quarterly operating income in 11 consecutive quarters was realized.

4-1-09 A new CFO was hired.

4-2-09 The second reduction in force was initiated.

6-2-09 NYSE delisting issue was resolved with the Company remaining on the exchange.

6-18-09 The relocation of the Company's headquarters to Schaumburg, Illinois, was announced.

8-14-09 A three-year $20 million revolving credit facility with National City Business Credit, Inc., was secured.

The improvements related to the imperatives and their associated key initiatives were significant, but were overshadowed by the 2009 fiscal year net loss of $15.8 million. Broken down further, the net loss in the first half of fiscal 2009 was $6.2 million with the remaining $9.6 million occurring in the second half of the fiscal year. Included in the second half net loss were restructuring and impairment charges related to the turnaround actions of $7.0 million and a tax provision of $1.6 million resulting mainly from reserves established against deferred tax assets. Overall, the Company has experienced a positive shift in performance in the second half of the year demonstrated by our improved gross margin, and even more pronounced if excluding the impact of the restructuring, impairment and tax charges. The improvement did not only occur from a financial perspective, but also from internal operational key performance metrics related to safety, quality, cost, delivery and people.

In addition to the cost reduction actions implemented by the Company, significant focus was dedicated to the improvement of the Company's liquidity. Various actions were immediately taken to reduce inventory levels, accelerate collection of receivables, negotiate performance based terms related to certain government contracts, and secure replacement financing. The result of these actions increased our cash on hand from $5.5 million on December 31, 2008 to $36.3 million on June 30, 2009, while reducing net inventory levels from $55.7 million at December 31, 2008 to $38.4 million at June 30, 2009. Additionally, as indicated above, the Company secured a new three-year $20 million revolving credit facility with National City Business Credit, Inc., on August 14, 2009. At closing, the Company was able to pay off the current line-of-credit balance of $15.5 million and the remaining balance of the National City term notes of $3.4 million with existing cash.

Fiscal year 2009 detailed financial results are discussed in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Form 10-K in this annual report.

Other significant non-quantifiable actions were also implemented to further improve the management of the Company on an ongoing basis.

While there were fragmented pockets of lean and quality related programs throughout the Company, a focused strategy and rigid deployment of these important programs took place in the second half of the year. It is anticipated that we will see additional positive changes continue in fiscal year 2010, resulting in further decreases in cost, improvements in quality, and increased customer satisfaction.

In late December 2008, an interim mission statement, key imperatives and key initiatives were put in place to facilitate and focus the organization on returning the Company to profitability. As we enter fiscal year 2010, we have revisited our corporate strategy and have planned the year by developing a new mission statement, refining our key imperatives, and developing our corporate values. These items, coupled with an enhanced budgeting process, will provide management with improved and timely data that will allow for better operational visibility and enhance our ability to react quickly to business changes.

OUR FY2010 MISSION IS TO INCREASE STAKEHOLDER VALUE BY EXCEEDING BUDGETED GOALS FOR REVENUE, FREE CASH FLOW, AND PROFITABILITY THROUGH THE EXECUTION OF KEY IMPERATIVES.

The FY2010 KEY IMPERATIVES are:

1. Create and deploy a long term vision and strategy.
2. Achieve profitable growth.
3. Achieve best-in-class operational performance.
4. Develop and maintain a strong, lean, and highly competent organization.
5. Deploy an optimized IT infrastructure and system.
6. Effectively communicate and serve the interest of Sparton employees, current shareowners, customers, suppliers, and potential investors.

One of the single most important factors that define an organization is the CORPORATE VALUES by which a Company and its people operate - now and in the future.

- We demand performance excellence in all that we do.
- We demand integrity of ourselves, our products, and our services.
- We foster growth and success in an environment of teamwork, collaboration, empowerment, and accountability.
- We develop long term, trusting relationships to ensure mutually profitable growth.
- We will maintain a safe and environmentally sound workplace.
- We will be good corporate citizens in the communities in which we reside.

These values are how we will be judged by our customers, our suppliers, our shareowners and each other. They will define us as a Company and will continue to further enhance our culture. Our values will be one of the Company's most important attributes and we are committed to ensuring that this is what characterizes the Company to the rest of the world.

We are collectively excited and optimistic about the future of the Company. The turnaround strategy has been highly effective to date and our operating and financial performance will continue to improve as the new processes and systems being deployed continue to gain momentum and are institutionalized.

We thank all of our shareowners for your continued interest and support of the changes to the Board of Directors, the new senior management team, and the turnaround strategy we have undertaken.

Many great things are about to happen . . . WELCOME TO A NEW ERA.

Cordially,

David P. Molfenter
Chairman

Cary B. Wood
President and CEO

United States Securities and Exchange Commission
Washington D.C. 20549
FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934** For the fiscal year ended JUNE 30, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934** For the transition period from _____ to _____

COMMISSION FILE NUMBER 1-1000

SPARTON CORPORATION

(Exact name of registrant as specified in its charter)

OHIO	38-1054690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

425 N. MARTINGALE, SUITE 2050, SCHAUMBURG, IL 60173-2213
(Address of principal executive offices, zip code)

847-762-5800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $1.25 Par Value	NEW YORK STOCK EXCHANGE
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). *[ ] Yes [ ] No
(* The registrant has not yet been phased into the interactive data file requirements at this time.)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Act).
[ ] Yes [X] No

State the aggregate market value of the voting and non-voting common stock held by non-affiliates computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common stock, as of the last business day of the registrant's most recently completed second fiscal quarter: The aggregate market value of voting (no non-voting) common stock held by non-affiliates was approximately $12.6 million, based on the closing price of our common shares as of December 31, 2008, which was $1.66 per share.

The number of shares of common stock outstanding as of August 31, 2009, was 9,951,507.

DOCUMENTS INCORPORATED BY REFERENCE

Part III - Portions of the definitive Proxy Statement for the fiscal year ended June 30, 2009, to be delivered to shareowners in connection with the Annual Meeting of Shareowners to be held October 28, 2009 are incorporated by reference into Part III of this Form 10-K.

SPARTON CORPORATION AND SUBSIDIARIES
FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

(This Page Intentionally Left Blank)

PART I

Item l. Business

The Company has been in continuous existence since 1900. It was last reorganized in 1919 as an Ohio corporation. The Company operates in one line of business, electronic manufacturing services (EMS). The Company provides design and electronic manufacturing services, which include a complete range of engineering, pre-manufacturing and post-manufacturing services on a contract basis. Capabilities range from product design and development through aftermarket support. All of the Company's facilities are registered to ISO standards, including 9001 or 13485, with most having additional certifications. Products and services include complete "Device Manufacturing" products for Original Equipment Manufacturers, microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical devices for the medical/scientific instrumentation, government, aerospace, and other industries, as well as engineering services relating to these product sales. The Company also designs and manufactures sonobuoys, anti-submarine warfare (ASW) devices, used by the U.S. Navy and other free-world countries. See Note 12 to the Consolidated Financial Statements included in Item 8 of this report for information regarding the Company's product sales concentration, geographically and by major customer, and locations of long-lived assets. The Company's website address is www.sparton.com. Information provided at the website includes, among other items, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Quarterly Earnings Releases, News Releases, Governance Guidelines, and the Code of Ethics, as well as various Board of Director committee charters. Upon request, the Company provides, free of charge, copies of its periodic and current reports (e.g., Forms 10-K, 10-Q and 8-K) and amendments to such reports that are filed with the Securities and Exchange Commission (SEC), as well as the Board of Director committee charters. Reports are available as soon as reasonably practicable after such reports are filed with or furnished to the SEC, either at the Company's website, through a link to the SEC's website or upon request through the Company's Shareowner Relations Department.

Electronic Contract Manufacturing Services

Historically, the Company's principal electronics product was sonobuoys, which are ASW devices used by the U.S. Navy and other free-world military organizations. The Company competes with a very limited number of qualified manufacturers for sonobuoy procurements by the U.S. and select foreign governments. Contracts are obtained through competitive bid or direct procurement. Certain sonobuoy contracts are awarded and produced through a joint venture agreement with UnderSea Sensor Systems, Inc. (USSI), another producer of sonobuoys. USSI's parent company is Ultra Electronics Holdings PLC, based in the United Kingdom. The joint venture arrangement operates under the name ERAPSCO. ERAPSCO allows the two companies to consolidate their own unique and complementary backgrounds and to jointly develop and produce certain agreed-upon designs for the U.S. Navy and approved foreign countries. In concept, and in practice, ERAPSCO essentially serves as a pass-through conduit entity with no funds or assets. While the joint venture agreement provides the opportunity to maximize efficiencies in the design and development of the related sonobuoys, both venture companies function independently as subcontractors; therefore, there is no separate entity to be accounted for or consolidated. With ERAPSCO, individual contract risk exposures are reduced, while simultaneously enhancing the likelihood of achieving U.S. Navy and other ASW objectives. ERAPSCO has been in existence for approximately twenty years and is essentially a 50/50 joint venture arrangement between the Company and USSI. In the past, however, the agreed upon designs included under the joint venture agreement were generally developmental or sonobuoys with low volume demand. Two years ago, the Company's ERAPSCO arrangement was expanded to include additional products for U.S. customers and substantially all sonobuoy products for customers outside of the United States.

The Company is focused on expanding sales in the high-mix, low to medium-volume EMS markets. High-mix describes customers needing multiple product types with generally low to medium-volume manufacturing runs. This is where the Company expects future revenue growth, with emphasis on government, aerospace, medical/scientific instrumentation, and industrial markets. Many of the physical and technical attributes in the production of electronics for sonobuoys are the same as those required in the production of other electrical and electromechanical products and assemblies. The Company's EMS business includes design and/or manufacture of a variety of electronic and electromechanical products and assemblies. Sales are generally obtained on a competitive basis. Competitive factors include technical ability, customer service, reliability, product quality, geographic location, timely delivery and price.

At June 30, 2009 and 2008, the aggregate government funded EMS backlog was approximately $69 million and $23 million, respectively. Commercial EMS orders as of June 30, 2009 and 2008 totaled $55 million and $93 million, respectively. Commercial orders, in general, may be rescheduled or cancelled without significant penalty, and, as a result, may not be a meaningful measure of future sales. A majority of the June 30, 2009, backlog is expected to be realized in the next 12-15 months.

Non-sonobuoy electronic contract manufacturing and services are sold primarily through a direct sales force. Design services in the non-sonobuoy area are supported by an engineering organization, with centralized management and decentralized operations, which allows the Company to deliver products and services in an efficient manner and enhances the Company's focus on new and expanding technologies. In the commercial EMS business, Sparton must compete with a significant number of domestic and foreign manufacturers, some of which are much larger in terms of size and/or financial resources. The Company generally contracts with its customers to manufacture products based on the customer's design, specifications and shipping schedules. Normally, EMS programs do not require the Company's direct involvement in original equipment manufacturer product marketing. Material cost and availability, product quality, delivery and reliability are all very important factors in the commercial EMS business.

During fiscal 2009, the Company initiated a full evaluation of its operations and long-term business strategy. As a result, management began to implement a formal turnaround plan focused on the return of Sparton to profitability and the assurance of the Company's viability. These measures were designed to reduce operating costs, increase efficiencies, and improve our competitive position in response to excess capacity, the prevailing economy and the need to optimize manufacturing resources. These restructuring activities include, among other actions, plant consolidation and closures, workforce reductions, contract disengagements, and changes in employee pension and health care benefits.

On June 18, 2009, the Company announced the relocation of our Jackson, Michigan headquarters to a leased executive office in Schaumburg, Illinois, in fiscal 2010. With the closing of the Jackson production facility, as discussed below, headquarters is moving to a smaller, more efficient location.

On March 30, 2009, Sparton announced the idling and subsequent closing of its London, Ontario, Canada facility. The closing was in response to market and economic conditions that had resulted in the facility being underutilized because of significantly decreased customer volumes.

On March 4, 2009, Sparton announced the closing of its Jackson, Michigan manufacturing operations. The closing was in response to the difficult economic and competitive situation in the industries served and was part of Sparton's plan to return the Company to profitability. The Jackson facility had served as both the Company's headquarters and a manufacturing plant for its Electronics business.

On February 6, 2009, the Company announced a reduction in force. The reduction involved approximately 6% of the approximately 1,000 employees. Effective April 1, 2009, the Company committed to and executed a plan to further reduce its remaining workforce of approximately 970 employees at that time by an additional 2% at all locations other than Strongsville, Ohio and Ho Chi Minh City, Vietnam.

In May 2008, the Company announced the closure of its Albuquerque, New Mexico facility. A second facility in Deming, New Mexico was previously closed in March 2007.

For additional information on recent and prior plant closures see Note 14 of Notes to Consolidated Financial Statements included in Item 8 of this report.

In May 2006, the Company acquired Astro Instrumentation, LLC (Astro), a privately owned electronic manufacturing services (EMS) provider located in Strongsville, Ohio. This acquisition furthered the Company's strategy of pursuing potential acquisition candidates in both the defense and medical device markets. In January 2007, Astro was renamed Sparton Medical Systems, Inc. (SMS), which operates as a wholly-owned subsidiary of Sparton Corporation. The acquisition was accounted for using the purchase method, accordingly, the operating results of SMS since the acquisition date have been included in the consolidated financial statements of the Company.

In May 2005, Spartronics, the Company's Vietnam based subsidiary, began regular production. This facility, located just outside of Ho Chi Minh City, is a full service manufacturing facility, providing an off shore option for customers requesting this type of production facility.

Other

One of Sparton's largest customers is the U.S. Navy. While the loss of U.S. government sonobuoy sales would have a material adverse financial effect on the Company, the loss of any one of several other customers, including Seimens Diagnostic with sales in excess of 10% of total net sales in fiscal 2009, 2008, and 2007, could also have a significant financial impact. Honeywell, an aerospace customer with several facilities, contributed sales in excess of 10% during the past three fiscal years. However, as further discussed in Part II, Item 7, of this report, we have terminated our relationship with this customer. The Company anticipates growth in its non-sonobuoy EMS sales with the objective of expanding the customer base, thus reducing the Company's exposure to any single customer. While overall sales fluctuate during the year, such fluctuations do not reflect a seasonal pattern or tendency.

Materials for electronics operations are generally available from a variety of worldwide sources, except for selected components. Access to competitively priced materials is critical to success in the EMS business. In certain markets, the volume purchasing power of the larger competitors creates a cost advantage for them. The Company has encountered availability and extended lead time issues on some electronic components due to strong market demand, and this condition resulted in higher prices and late deliveries. However, the Company does not expect to encounter significant long-term problems in obtaining sufficient raw materials. The risk of material obsolescence in the contract EMS business is less than it is in many other markets because raw materials and component parts are generally purchased only upon receipt of a customer's order. However, excess material resulting from order lead-time is a risk factor due to potential order cancellation or design changes by customers.

During fiscal 2009 and 2008, there were no expenditures for research and development (R&D) not funded by customers. R&D expenses not funded by customers amounted to approximately $303,000 in fiscal 2007 and are included in selling and administrative expenses. Customer funded R&D costs are generally not considered material, are usually part of a larger production agreement, and as such are included in both sales and costs of goods sold. There are approximately 53 employees involved in R&D activities.

At June 30, 2009, Sparton employed approximately 865 people. The Company has three wholly-owned active manufacturing subsidiaries; Sparton Electronics Florida, Inc. (with two plants located in Florida), Sparton Medical Systems, Inc. (based in Ohio), and Spartronics Inc. (located in Vietnam).

Item 1A. Risk Factors

We operate in a changing economic, political and technological environment that presents numerous risks, many of which are driven by factors that we cannot control or predict. The following discussion, as well as our "Critical Accounting Policies and Estimates" and "Management's Discussion and Analysis" in Item 7, highlight some of these risks. The terms "Sparton," "the Company," "we," "us," and "our" refer to Sparton Corporation and Subsidiaries.

The industry is extremely competitive and we depend on continued outsourcing by OEMs.

The EMS industry in general is highly fragmented and intensely competitive. The contract manufacturing services provided are available from many sources, and we compete with numerous domestic and foreign EMS firms. Within Sparton's target market, the high-mix, low to medium-volume sector of the EMS industry, there are substantially fewer competitors, but competition remains strong. Some competitors have substantially greater manufacturing, R&D, marketing, and/or financial resources and in some cases have more geographically diversified international operations. Sparton expects competition to intensify further as more companies enter our target markets and our customers consolidate. In the future, increased competition from large electronic component manufacturers that are selling, or may begin to sell, electronics manufacturing services may occur. Future growth will depend on new outsourcing opportunities, and could be limited by OEMs performing such functions internally or delaying their decision to outsource.

In some cases, Sparton may not be able to offer prices as low as some competitors because those competitors may have lower cost structures for the services they provide, because such competitors are willing to accept business at lower margins in order to utilize more of their excess capacity, or because competitors are willing to take on business at low or even zero gross margins to gain entry into this EMS market. In that event, net sales would decline. At times Sparton may be operating at a cost disadvantage compared to some competitors who have greater direct buying power. As a result, competitors may have a competitive advantage and obtain business from our customers.

Principal competitive factors in our targeted market are believed to be quality, reliability, the ability to meet delivery schedules, customer service, technological sophistication, geographic location, and price. During periods of recession in the electronics industry, our competitive advantages in the areas of adaptive manufacturing and responsive customer service may be of reduced importance due to increased price sensitivity. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, profit margin compression, or loss of market share.

Our operating results are subject to general economic conditions and may vary significantly from period to period due to a number of factors.

We are subject to inflation, interest rate changes, availability of capital markets, consumer spending rates, the effects of governmental plans to manage economic conditions and other national and global economic occurrences beyond our control. Such factors, economic weakness, and constrained customer spending have resulted in the past, and may result in the future, in decreased revenue, gross margin, earnings, or growth rates.

We can experience significant fluctuations in our annual and quarterly results of operations. In addition to general economic conditions, other factors that contribute to these fluctuations are Sparton's effectiveness in managing the manufacturing processes and costs in order to decrease manufacturing expenses, as well as the level of capacity utilization of our manufacturing facilities and associated fixed costs. The timing of Sparton's sonobuoy sales to the U.S. Navy is dependent upon access to the test range and successful passage of product tests performed by the U.S. Navy. Additionally, the Company relies on our customers' demands, which can and do change dramatically, sometimes with little notice. Such factors also could affect our results of operations in the future.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results and may not be recoverable.

Start-up costs, the management of labor and equipment resources in connection with new programs and new customer relationships, and the need to estimate required resources, and the timing of those resources, in advance can adversely affect profit margins and operating results. These factors are particularly evident with the introduction of new products and programs. The effects of these start-up costs and inefficiencies can also occur when new facilities are opened or programs are transferred from one facility to another.

If new programs or new customer relationships are terminated or delayed, our operating results may be harmed, particularly in the near term. We may not be able to recoup our start-up costs or quickly replace these anticipated new program revenues.

We depend on limited or sole source suppliers for some critical components; the inability to obtain components as required, with favorable purchase terms, could harm our business.

A significant portion of our costs are related to electronic components purchased to produce our products. In some cases, there may be only one supplier of a particular component. Supply shortages for a particular component can delay production, and thus delay shipments to customers and the associated revenue of all products using that component. This could cause the Company to experience a reduction in sales, increased inventory levels and costs, and could adversely affect relationships with existing and prospective customers. In the past, we have secured sufficient allocations of constrained components so that revenue was not materially impacted. If we are unable to procure necessary components under favorable purchase terms, including at favorable prices and with the order lead-times needed for the efficient and profitable operation of our factories, our results of operations could suffer. Currently, several components required in the production of some of the Company's products are experiencing allocation constraints due to limited supply and the U.S. Government exercising its preemptive rights to these components, which are also used in the manufacture of various military products. Should Sparton be unsuccessful in obtaining the necessary supply of these components to continue in a timely manner the manufacture of some of the Company's products, operating results for the next fiscal year could be adversely affected.

We are dependent on a few large customers; the loss of such customers or reduction in their demand could substantially harm our business and operating results.

For the fiscal year ended June 30, 2009, our 6 largest customers, including the U.S. government, accounted for approximately 77% of net sales. Governmental sales, primarily the U.S. Navy, represented 19% of our fiscal 2009 sales. Honeywell, an aerospace customer with several facilities, contributed 19% of total net sales in fiscal 2009 as well. However, as further discussed in Part II, Item 7, of this report, we have terminated our relationship with this customer. We expect to continue to depend upon a relatively small number of customers, but we cannot ensure that present or future large customers will not terminate, significantly change, reduce, or delay their manufacturing arrangements with us. Because our major customers represent such a large part of our business, the loss of any of our major customers or reduced sales to these customers could negatively impact our business.

We rely on the continued growth and financial stability of our customers, including our major customers. Adverse changes in the end markets they serve can reduce demand from our customers in those markets and/or make customers in these end markets more price sensitive. Furthermore, mergers or restructurings among our customers or our customers' customers could increase concentration and/or reduce total demand as the combined entities rationalize their business and consolidate their suppliers. Future developments, particularly in those end markets which account for more significant portions of our revenues, could harm our business and our results of operations.

Future governmental sales could be affected by a change in defense spending by the U.S. government, or by changes in spending allocation that could result in one or more of the Company's programs being reduced, delayed or terminated, which could adversely affect our financial results. The Company's U.S. governmental sales are funded by the federal budget. Changes in negotiations for program funding levels or unforeseen world events can interrupt the funding for a program or contract. The timing of sonobuoy sales to the U.S. Navy is dependent upon access to their test facilities and successful passage of their product tests. Reduced governmental budgets have made access to the test range less predictable and less frequent than in the past, which has impacted the consistency and/or predictability of our reported revenues.

Sparton generates large accounts receivable in connection with electronic contract manufacturing. If one or more of our customers experiences financial difficulty and is unable to pay for the services provided, our operating results and financial condition could be adversely affected.

Customer cancellations, reductions, or delays could adversely affect our operating results.

We generally do not obtain long-term purchase commitments from our customers. Customers may cancel orders, delay the delivery of orders, or release orders for fewer products than we previously anticipated for a variety of reasons, including decreases in demand for their products and services. Such changes by a significant customer, by a group of customers, or by a single customer whose production is material to an individual facility could seriously harm results of operations in that period. In addition, since much of our costs and operating expenses are relatively fixed, a reduction in customer demand would adversely affect our margins and operating income. Although we are always seeking new opportunities, we cannot be assured that we will be able to replace deferred, reduced or cancelled orders.

Our inability to forecast the level of customer orders with much certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. If actual demand is higher than anticipated, we may be required to increase staffing and other expenses in order to meet such demand of our customers. Alternatively, anticipated orders from our customers may be delayed or fail to materialize, thereby adversely affecting our results of operations. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past, and we may experience similar effects in the future.

Such order changes could cause a delay in the repayment to us for inventory expenditures we incurred in preparation for the customer's orders or, in certain circumstances, require us to return the inventory to our suppliers, re-sell the inventory to another customer or continue to hold the inventory. In some cases excess material resulting from longer order lead-time is a risk due to the potential of order cancellation or design changes by customers. Additionally, dramatic changes in circumstances for a customer could also negatively impact the carrying value of our inventory for that customer.

The Company and its customers may be unable to keep current with technological changes.

The Company's customers participate in markets that have rapidly changing technology, evolving industry standards, frequent new product introductions, and relatively short product life cycles. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. The Company's success depends upon our customers' ability to enhance existing products and to develop and introduce new products, on a timely and cost-effective basis, that keep pace with technological developments and emerging industry standards, and address increasingly sophisticated customer requirements. There is no assurance that the Company's customers will do so and failure to do so could substantially harm the Company's customers and indirectly the Company.

Additionally, the Company's future success will depend upon its ability to maintain and enhance its own technological capabilities, develop and market manufacturing services which meet changing customer needs, and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. If Sparton is unable to do so, business, financial condition and operating results could be materially adversely affected.

Fluctuations in foreign currency exchange rates could increase operating costs.

A portion of the Company's operations and some customers are in foreign locations. As a result, transactions may occur in currencies other than the U.S. dollar. Currency exchange rates fluctuate on a daily basis as a result of a number of factors and cannot be easily predicted. Volatility in the functional currencies of our entities and the U.S. dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the adjustments related to the translation of the Company's Canadian and Vietnamese financial statements into U.S. dollars, which are included in current earnings, as well as impacting the cash, receivables, payables, property and equipment of our operating entities. The closure of the Company's Canadian facility was announced March 30, 2009, which closure is now substantially complete. The Company currently does not use financial instruments to hedge foreign currency fluctuation and unexpected expenses could occur from future fluctuations in exchange rates.

Failure to attract and retain key personnel and skilled associates could hurt operations.

Our success depends to a large extent upon the continued services of key management personnel. While we have employment contracts in place with several of our executive officers, we nevertheless cannot be assured that we will retain our key employees, and the loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.

Our future success will require an ability to attract and retain qualified employees. Competition for such key personnel is intense, and we cannot be assured that we will be successful in attracting and retaining such personnel. Changes in the cost of providing pension and other employee benefits, including changes in health care costs, investment returns on plan assets, and discount rates used to calculate pension and related liabilities, could lead to increased costs in any of our operations.

We are involved in legal proceedings and unfavorable decisions could materially affect us.

Our business activities expose us to risks of litigation with respect to our customers, suppliers, creditors, shareowners, product liability, or environmental-related matters. We may incur significant expense to defend or otherwise address current or future claims. Any litigation, even a claim without merit, could result in substantial costs and diversion of resources, and could have a material adverse effect on our business and results of operations.

Also, in the past, we have filed claims relating to various matters, including product defects discovered in certain aerospace printed circuit boards which were supplied to us. Although we are pursuing such claims, we cannot predict the outcome. If we are not able to obtain a sufficient recovery, our business and operating results could be adversely impacted. Refer to Item 3 - "Legal Proceedings" of this report.

Adverse regulatory developments could harm our business.

Our business operates in heavily regulated environments. We must manage the risk of changes in or adverse actions under applicable law or in our regulatory authorizations, licenses and permits, governmental security clearances or other legal rights in order to operate our business, manage our work force, or import and export goods and services as needed. We also face the risk of other adverse regulatory actions, compliance costs, or governmental sanctions.

Business disruptions could seriously harm our business and results of operations.

Increased international political instability, evidenced by threats and occurrence of terrorist attacks, conflicts in the Middle East and Asia, and strained international relations arising from these conflicts, may hinder our ability to do business. The political environment in communist countries can contribute to the threat of instability. While we have not been adversely affected as yet due to this exposure, one of our facilities is based in Vietnam, which is a communist country. These events may continue to have an adverse impact on the U.S. and world economies, particularly customer confidence and spending, which in turn could affect our revenue and results of operations. The impact of these events on the volatility of the U.S. and world financial markets could increase the volatility of our securities and may limit the capital resources available to us, our customers and our suppliers.

Our worldwide operations could be subject to natural disasters and other business disruptions, including earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, fires, and other natural or man made disasters, which could seriously harm our financial condition and increase our expenses. In the past, hurricanes have adversely impacted the performance of two of our production facilities located in Florida.

We have a production facility outside Ho Chi Minh City, Vietnam, which is in an area previously affected by avian flu. In addition, the current level of swine flu cases reported is increasing worldwide. To the best of our knowledge, concerns about the spread of various types of flu have not affected our employees or operations. However, our production could be severely impacted by an epidemic spread of these or other forms of flu. These factors could also affect our suppliers and customers, and results of operations.

Changes in the securities laws and regulations have increased, and are likely to continue to increase, our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the Securities and Exchange Commission and the New York Stock Exchange have promulgated new rules on a variety of subjects. Compliance with these new rules, particularly preparation for compliance with Section 404 of the Sarbanes-Oxley Act regarding management's assessment of internal control over financial reporting, which was applicable to Sparton for the first time for our fiscal year ended June 30, 2008, has increased our legal, financial, and accounting costs. We expect some level of increased costs related to these new regulations to continue indefinitely. While preparation and consulting costs are anticipated to decline, continuous review and audit costs related to the regulation are expected to increase. The extent of the ongoing and future costs is unknown at this time. However, absent significant changes in related rules (which we cannot assure), we anticipate these costs may decline somewhat in future years as we become more efficient in our compliance processes. We also expect these developments to make it more difficult and more expensive to obtain director and officer liability insurance, and we may be forced to accept reduced coverage or incur substantially higher costs to obtain coverage. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors or qualified management personnel.

We are subject to a variety of environmental laws, which expose us to potential liability.

Our operations are regulated under a number of federal, state, provincial, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a significant consideration for us because we use various hazardous materials in our manufacturing processes. We may be liable under environmental laws for the cost of cleaning up properties we own or operate if they are or become contaminated by the release of hazardous materials, regardless of whether we caused the release, even if we fully comply with applicable environmental laws. In the event of contamination or violation of environmental laws, we could be held liable for damages including fines, penalties and the costs of remedial actions and could also be subject to revocation of our discharge permits. Any such penalties or revocations could require us to cease or limit production at one or more of our facilities, thereby harming our business. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations, including expenses associated with the recall of any non-compliant product. See Item 3 - "Legal Proceedings" of this report.

Certain shareowners have significant control and shares eligible for public sale could adversely affect the share price.

As of June 30, 2009, the directors, executive officers and 5% shareowners beneficially owned or controlled an aggregate of approximately 53% of our common stock, of which Bradley O. Smith, Board Director, beneficially owned or controlled approximately 17%. Accordingly, certain persons have significant influence over the election of our Board of Directors, the approval or disapproval of any other matters requiring shareowner approval, and the affairs and policies of Sparton. Such voting power could also have the effect of deterring or preventing a change in control of the Company that might otherwise be beneficial to other shareowners. Conversely, such voting power could have the effect of deterring or preventing a change in control of the Company that might otherwise be detrimental to other shareowners. In addition, substantially all of the outstanding shares of common stock are freely tradable without restriction or further registration. Sales of substantial amounts of common stock by shareowners, or even the potential for such sales, may cause the market price to decline and could impair the ability to raise capital through the sale of equity securities.

In the future, we may need additional funding, which could be raised through issuances of equity securities. We also have the right to issue shares upon such terms and conditions and at such prices as our Board of Directors may establish. Such offerings would dilute the ownership interest of existing shareholders and could cause a dilution of the net tangible book value of such shares.

At June 30, 2009, there were options outstanding for the purchase of 184,127 shares of common stock of the Company, of which options for 173,625 shares were vested and exercisable. Holders of our common stock could suffer dilution if outstanding common stock options are exercised in excess of the number of shares repurchased by Sparton.

The tightened credit market, both nationally and globally, may adversely affect the availability of funds to us for working capital, liquidity requirements, and other purposes, which may adversely affect our cash flows and financial condition.

We anticipate that our revolving line-of-credit facility will be a component of our available working capital during fiscal 2010. For a summary of our banking arrangements, see Note 9 "Borrowings" and Note 15 "Subsequent Event" to the Consolidated Financial Statements included in Item 8 of this report. If the turmoil in the credit market continues or intensifies, we may have difficulty maintaining a line-of-credit on similar or more favorable terms, which could adversely affect our liquidity, cash flows, and results of operations. There are no assurances we will always have access to a line-of-credit or that the line-of-credit would always be sufficient for all purposes. Additionally, if vendors of electronic components restricted or reduced credit extended to us for purchase of raw materials as a result of general market conditions, the vendor's credit status, or our financial position, it could adversely affect liquidity, cash flows, and results of operations.

Current market volatility may have an adverse impact on our pension costs associated with the defined benefit plan.

The recent volatility and uncertainty in the global financial market has resulted in an increase in our pension costs resulting from the use of a lower expected rate of return on pension assets. For a further discussion of the Sparton Corporation Pension Plan, see "Pension Obligations" in the Critical Accounting Policies and Estimates section in Part II, Item 7 of this report and Note 6 of Notes to Consolidated Financial Statements in Item 8. Notwithstanding the actions recently taken to reduce the costs of the plan, if the global financial market continues to be unstable or declines further, we may experience an additional increase in our pension costs. These increased costs could negatively impact our liquidity, cash flows, results of operations and financial position.

Our stock price may be volatile, and the stock is thinly traded, which may cause investors to lose most or part of their investment in our common stock.

The stock market may experience volatility that is often unrelated to the operating performance of any particular company or companies. If market-sector or industry-based fluctuations occur, our stock price could decline regardless of our actual operating performance, and investors could lose a substantial part of their investments.

Moreover, if an active public market for our common stock is not sustained in the future, it may be difficult to resell such stock. For the two months ended July 31, 2009, the average number of shares of our common stock that traded on the NYSE has been approximately 2,000 shares per day. We had approximately 9,951,507 issued and outstanding shares as of June 30, 2009. When trading volumes are this low, a relatively small buy or sell order can result in a relatively large change in the trading price of our common stock and investors may not be able to sell their securities at a favorable price. In addition, should the vested and exercisable stock options be exercised and the resulting common shares simultaneously sold (to fund the cost of the exercise and the related taxes associated with the stock sale), our stock price could be significantly adversely impacted.

Possible delisting from the New York Stock Exchange ("NYSE") could affect the liquidity of our common stock.

The Company had previously been notified that it was not in compliance with the NYSE continued listing standards. As a result of recent rule changes, the Company is now in compliance. However, there can be no assurance that future rule changes or other listing issues may not arise and potentially adversely impact the Company's ability to be traded on the NYSE.

Item 1B. Unresolved Staff Comments - None.

Item 2. Properties

The following is a listing of Sparton's principal properties as of June 30, 2009. Except as described below, Sparton owns all of these properties. These facilities provide a total of approximately 448,000 square feet of manufacturing and administrative space, which excludes 383,000 of space related to idled or closed facilities. There are manufacturing and/or office facilities at each location. Reflective of the current economic environment, Sparton's manufacturing facilities are underutilized. Underutilized percentages vary by plant; however, ample space exists to accommodate expected growth. Sparton believes these facilities are suitable for its operations.

Jackson, Michigan [(1)]
DeLeon Springs, Florida
Brooksville, Florida
Albuquerque, New Mexico [(1)]
Strongsville, Ohio
London, Ontario, Canada [(1)]
Thuan An District, Binh Duong Province, Vietnam (Outside of Ho Chi Minh City)

[(1)] *Facilities idled or closed.*

For additional information on recent and prior plant closures, see Note 14 to the Consolidated Financial Statements included in Item 8 of this report.

While the Company owns the building and other assets for Spartronics, including its manufacturing facility in Vietnam, the land is occupied under a long-term lease covering approximately 40 years. This lease is prepaid, with the cost amortized over the term of the lease, and carried in other long-term assets on our balance sheet.

Not included above with the Company's owned properties is the Company's Coors Road, Albuquerque, New Mexico, facility. While this property is owned by Sparton, and included in the assets held for sale section of our balance sheet, it is not used in Sparton's manufacturing operations. Sparton leases this facility to another company under a long-term lease, which contains an option to buy.

Item 3. Legal Proceedings

Various litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine.

Environmental Remediation

The Company and its subsidiaries are involved in certain compliance issues with the United States Environmental Protection Agency (EPA) and various state agencies, including being named as a potentially responsible party at several sites. Potentially responsible parties (PRPs) can be held jointly and severally liable for the clean-up costs at any specific site. The Company's past experience, however, has indicated that when it has contributed relatively small amounts of materials or waste to a specific site relative to other PRPs, its ultimate share of any clean-up costs has been minor. Based upon available information, the Company believes it has contributed only small amounts to those sites in which it is currently viewed as a PRP.

In February 1997, several lawsuits were filed against Sparton's wholly-owned subsidiary, Sparton Technology, Inc. (STI), alleging that STI's Coors Road facility presented an imminent and substantial threat to human health or the environment. On March 3, 2000, a Consent Decree was entered into, settling the lawsuits. The Consent Decree represents a judicially enforceable settlement and contains work plans describing remedial activity STI agreed to undertake. The remediation activities called for by the work plans have been installed and are either completed or are currently in operation. It is anticipated that ongoing remediation activities will operate for a period of time during which STI and the regulatory agencies will analyze their effectiveness. The Company believes that it will take several years before the effectiveness of the groundwater containment wells can be established. Documentation and research for the preparation of the initial multi-year report and review are currently underway. If current remedial operations are deemed ineffective, additional remedies may be imposed at a significantly increased cost. There is no assurance that additional costs greater than the amount accrued will not be incurred or that no adverse changes in environmental laws or their interpretation will occur.

Upon entering into the Consent Decree, the Company reviewed its estimates of the future costs expected to be incurred in connection with its remediation of the environmental issues associated with its Coors Road facility over the next 30 years. At June 30, 2009, the undiscounted minimum accrual for future EPA remediation approximates $5.0 million. The Company's estimate is based upon existing technology and current costs have not been discounted. The estimate includes equipment, operating and maintenance costs for the onsite and offsite pump and treat containment systems, as well as continued onsite and offsite monitoring. It also includes the required periodic reporting requirements. This estimate does not include legal and related consulting costs, which are expensed as incurred.

In 1998, STI commenced litigation in two courts against the United States Department of Energy (DOE) and others seeking reimbursement of Sparton's costs incurred in complying with, and defending against, federal and state environmental requirements with respect to its former Coors Road manufacturing facility. Sparton also sought to recover costs being incurred by the Company as part of its continuing remediation at the Coors Road facility. In fiscal 2003, Sparton reached an agreement with the DOE and others to recover certain remediation costs. Under the agreement, Sparton was reimbursed a portion of the costs the Company incurred in its investigation and site remediation efforts at the Coors Road facility. Under the settlement terms, Sparton received cash and the DOE agreed to reimburse Sparton for 37.5% of certain future environmental expenses in excess of $8,400,000, if any, from the date of settlement, thereby allowing Sparton to obtain some degree of risk protection against future costs. Cumulative costs since the date of settlement of approximately $2,790,000 toward the original $8,400,000 threshold have been incurred as of June 30, 2009.

In 1995, Sparton Corporation and STI filed a Complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975. In June 2005, Sparton reached an agreement with the insurers under which Sparton received $5,455,000 in cash in July 2005. This agreement reflects a recovery of a portion of past costs the Company incurred in its investigation and site remediation efforts, which began in 1983, and was recorded as income in June of fiscal 2005. In October 2006 an additional one-time recovery of $225,000 was reached with an additional insurance carrier. This agreement reflects a recovery of a portion of past costs incurred related to the Company's Coors Road facility, and was recognized as income in the second quarter of fiscal 2007.

Customer Relationships

In September 2002, STI filed an action in the U.S. District Court for the Eastern District of Michigan to recover certain unreimbursed costs incurred for the acquisition of raw materials as a result of a manufacturing relationship with two entities, Util-Link, LLC (Util-Link) of Delaware and National Rural Telecommunications Cooperative (NRTC) of the District of Columbia. STI was awarded damages in an amount in excess of the unreimbursed costs at the trial concluded in November 2005. As of June 30, 2007, $1.6 million of the deferred costs incurred by the Company were included in other non current assets on the Company's balance sheet. NRTC appealed the judgment to the U.S. Court of Appeals for the Sixth Circuit and on September 21, 2007, that court issued its opinion vacating the judgment in favor of Sparton. Sparton was unsuccessful in obtaining relief from the decision of the U.S. Court of Appeals and accordingly expensed the previously deferred costs of $1.6 million as costs of goods sold, which was reflected in the Company's fiscal 2008 financial results reported for the quarter ended September 30, 2007.

The Company has pending an action before the U.S. Court of Federal Claims to recover damages arising out of an alleged infringement by the U.S. Navy of certain patents held by Sparton and used in the production of sonobuoys. Pursuant to an agreement between the Company and counsel conducting the litigation, a significant portion of the claim will be retained by the Company's counsel in contingent fees if the litigation is successfully concluded. A trial of the matter was conducted by the court in April and May of 2008, and the timing of a decision in this matter is uncertain at this time. The likelihood that the claim will be resolved and the extent of any recovery in favor of the Company is unknown at this time and no receivable has been recorded by the Company.

Product Issues

Some of the printed circuit boards supplied to the Company for its aerospace sales were discovered in fiscal 2005 to be nonconforming and defective. The defect occurred during production at the raw board supplier's facility, prior to shipment to Sparton for further processing. The Company and our customer, who received the defective boards, contained the defective boards. While investigations were underway, $2.8 million of related product and associated incurred costs were initially deferred and classified in Sparton's balance sheet within other non current assets.

In August 2005, Sparton Electronics Florida, Inc. filed an action in the U.S. District Court, Middle District of Florida against Electropac Co. Inc. and a related party (the raw board manufacturer) to recover these costs. A trial was conducted in August 2008 and the trial court made a partial ruling in favor of Sparton; however, the court awarded an amount less than the previously deferred $2.8 million. Following this ruling, a provision for a loss of $0.8 million was established in the fourth quarter of fiscal 2008. Court ordered mediation was conducted following the court's ruling and a settlement was reached in September 2008 for payment to the Company of $2.0 million plus interest. The settlement is secured by a mortgage on real property and a consent judgment. In December 2008, a recovery of $0.6 million against the $2.0 million was received with the remaining balance due in September 2009. In the fourth quarter of fiscal 2009, the Company established a reserve of $0.2 million against the remaining settlement balance. As of June 30, 2009, $1.2 million remains in other current assets in the Company's balance sheet, compared to the $2.0 million reported in other non current assets as of June 30, 2008. The $1.2 million balance is expected to be received in fiscal 2010. Settlement proceeds were previously assigned to National City Bank to pay down bank term debt (as further described in Note 9 to the Consolidated Financial Statements) and are now part of the general collateral underlying Sparton's credit facility. If the defendants are unable to pay the final judgment, our before-tax operating results at that time could be adversely affected by up to $1.2 million.

Item 4. Submission of Matters to a Vote of Security Holders - No matters were submitted to a vote of the security holders during the last quarter of the period covered by this report.

Executive Officers of the Registrant - Information with respect to executive officers of the Registrant is set forth below. The positions have been held for the periods noted.

Cary B. Wood	Chief Executive Officer since November 2008 and President since April 2009. Previously Mr. Wood held the position of Chief Operating Officer for Citation Corporation in Novi, MI since August 2004. (Age 42)
Gregory A. Slome	Senior Vice President and Chief Financial Officer since April, 2009. Previously, Mr. Slome was an independent financial contractor since November 2007. Prior to that date, Mr. Slome was Director of Treasury and International Finance, U.S. Robotics Corporation since July 2000. (Age 46)
Gordon B. Madlock	Senior Vice President, Operations since January 2009. Previously, Mr. Madlock held the position of Senior Vice President of Operations for Citation Corporation in Novi, MI since September 1999. (Age 51)
Michael W. Osborne	Senior Vice President, Business Development and Supply Chain since January 2009. Previously, Mr. Osborne held the position of Vice President, Operations at The Niven Marketing Group in Carol Stream, IL since January 2006. Prior to that date, Mr. Osborne held the position of Vice President, Operations & Engineering at Gardner Bender in Milwaukee, WI since March 2004. (Age 38)
Duane K. Stierhoff	Senior Vice President since December 2006. Previously, Mr. Stierhoff held the position of Vice President, General Manager of Sparton Medical Systems, Inc. since June 2006. Prior to that date, Mr. Stierhoff held the position of Vice President Operations at Astro Instrumentation, LLC in Strongsville, OH. (Age 54)
Joseph S. Lerczak	Group Controller since April 2009, Treasurer since June 2008, and Secretary since June 2002. Previously Mr. Lerczak held the positions of Vice President since June 2008, Chief Financial Officer since March 2008 and Corporate Controller since April 2000. (Age 52)
James M. Lackemacher	Group Vice President, Government Systems Business Unit since April 2005. Previously Mr. Lackemacher held the position of Director of Government Engineering since September 2003. (Age 47)
Drew G. Richmond	Deputy General Director, Spartronics Vietnam Co. Ltd. since February 2009. Previously, Mr. Richmond held the position of Vice President Industrial Systems at Sparton of Canada Ltd. since May of 2005. Prior to that date, Mr. Richmond was Director of Business Development at Sparton of Canada Ltd. (Age 45)
Linda G. Munsey	Vice President, Performance Excellence since February 2006. Prior to that date, Ms. Munsey held the position of Director of Corporate Performance Excellence since January 2005. Ms. Munsey has also held various managerial positions within the Company since March 2004. (Age 47)

There are no family relationships among the persons named above. All officers are elected annually and serve at the discretion of the Board of Directors.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information - The Company's common stock is traded on the New York Stock Exchange (NYSE) under the symbol SPA. The following table sets forth the high and low closing sale prices for the Company's common stock as reported by the NYSE for the periods presented:

Fiscal Year Ended June 30, 2009	**High**	**Low**
First Quarter	$4.15	$2.25
Second Quarter	2.62	1.41
Third Quarter	1.90	1.35
Fourth Quarter	2.98	1.35

Fiscal Year Ended June 30, 2008	**High**	**Low**
First Quarter	$7.37	$4.50
Second Quarter	6.05	4.69
Third Quarter	5.33	3.99
Fourth Quarter	4.86	3.59

Holders - On August 31, 2009, there were 471 registered holders of record of the Company's common stock. The closing price of the Company's common stock as of August 31, 2009, was $3.28.

Dividends - There were no common stock dividends declared in either fiscal 2009 or fiscal 2008. In addition, for fiscal 2009 and 2008, the Company did not pay a cash dividend on its common stock. Other than in fiscal 2006, the Company has not declared or paid cash dividends on our common stock for many years. In addition, our credit facility prohibits us from declaring or paying any dividends on our capital stock, other than dividends payable in our stock.

Recent Sales of Unregistered Securities - None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers - Effective September 14, 2005, the Board of Directors authorized a publicly-announced common share repurchase program for the repurchase, at the discretion of management, of up to $4 million of shares of the Company's outstanding common stock in open market transactions. At June 30, 2007, 331,781 shares had been repurchased for cash consideration of approximately $2,887,000. During the repurchase period, the weighted average share prices for each month's activity ranged from $8.38 to $10.18 per share. The program expired September 14, 2007. There were no shares of the Company's outstanding common stock repurchased during the fiscal years ended June 30, 2009 or 2008.

Repurchased shares were retired. The repurchase of 199,356 shares concurrent with the coordinated exercise of common stock options held by the Company's officers, employees, and directors was included in the second quarter of fiscal 2007.

Performance Graph - The following is a line-graph presentation comparing cumulative, five-year shareowner returns, on an indexed basis, of the Company's common stock with that of a broad market index (S&P 500 Composite Index) and a more specific industry index, the Electronics Component of the NASDAQ (NASDAQ). The comparison assumes a $100 investment on June 30, 2004, and the reinvestment of dividends.

Comparison of Five-Year Cumulative Total Return Among Sparton Corporation, S&P 500 Index, and NASDAQ Industry Indexes (Index June 30, 2004 = 100)


Sparton Corporation
S&P 500 Index
NASDAQ
180
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Sparton Corporation	100	117	107	95	56	38
S&P 500 Index	100	106	116	139	121	89
NASDAQ	100	90	85	100	90	65

Securities authorized for issuance under equity compensation plans - The table in Part III, Item 12 of this report, is incorporated herein by reference.

Item 6. Selected Financial Data [(1)]

The following table sets forth a summary of selected financial data for the last five fiscal years. This selected financial data should be read in conjunction with the consolidated financial statements and notes thereto along with supplementary schedules, included in Items 8 and 15, respectively, of this Form 10-K.

	2009	2008	2007	2006 [(2)]	2005
OPERATING RESULTS					
Net sales	$221,870,617	$229,805,983	$200,085,852	$170,804,982	$167,156,809
Costs of goods sold	206,165,541	217,873,310	194,144,728	156,678,961	149,095,308
Restructuring/impairment charges	7,007,769	181,239	-	-	-
Other operating expenses	19,589,629	18,611,388	18,137,132	16,043,528	7,797,236
Operating income (loss)	(10,892,322)	(6,859,954)	(12,196,008)	(1,917,507)	10,264,265
Other income (expense)	(3,074,134)	(1,077,338)	(179,619)	1,622,863	1,097,893
Income (loss) before income taxes	(13,966,456)	(7,937,292)	(12,375,627)	(294,644)	11,362,158
Provision (credit) for income taxes	1,787,000	5,201,000	(4,607,000)	(393,000)	3,250,000
Net income (loss)	$ (15,753,456)	$ (13,138,292)	$ (7,768,627)	$ 98,356	$ 8,112,158
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING					
Common stock - basic	9,811,635	9,811,507	9,817,972	9,806,099	9,691,333
Common stock - diluted	9,811,635	9,811,507	9,817,972	9,844,601	9,823,364
PER SHARE OF COMMON STOCK - INCOME (LOSS)					
Common stock - basic	$(1.61)	$(1.34)	$(0.79)	$0.01	$0.84
Common stock - diluted	(1.61)	(1.34)	(0.79)	0.01	0.83
SHAREOWNERS' EQUITY - PER SHARE	$5.52	$7.22	$8.81	$9.82	$9.98
CASH DIVIDENDS - PER SHARE	-	-	-	$0.10	-
OTHER FINANCIAL DATA					
Total assets	$155,001,518	$142,726,392	$137,007,798	$150,057,736	$129,460,786
Working capital	$32,897,418	$41,581,284	$52,989,124	$68,197,123	$75,502,554
Working capital ratio	1.38:1	1.74:1	2.62:1	3.17:1	3.89:1
Debt	$22,958,497	$25,588,254	$17,010,604	$19,826,449	-
Shareowners' equity	$54,895,401	$70,859,754	$86,479,671	$96,850,378	$97,171,986

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(1) As described in Note 1 of Notes to Consolidated Financial Statements included in Item 8, all average outstanding shares and per share information has been restated to reflect the impact of the 5% stock dividend declared in October 2006 and paid in January 2007, except no adjustment has been made to the cash dividend per share in fiscal 2006.

(2) The operating results of our acquired subsidiary, SMS, have been included in our consolidated financial statements since the date of acquisition on May 31, 2006. Fiscal 2006 reflects SMS's operating results for the one month ended June 30, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant events affecting the Company's earnings and financial condition during the periods included in the accompanying financial statements. Additional information regarding the Company can be accessed via Sparton's website at www.sparton.com. Information provided at the website includes, among other items, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Quarterly Earnings Releases, News Releases, and the Code of Ethics, as well as various corporate charters. The Company operates in one line of business, electronic manufacturing services (EMS). Sparton's capabilities range from product design and development through aftermarket support, specializing in total business solutions for government, medical/scientific instrumentation, aerospace and industrial markets. This includes the design, development and/or manufacture of electronic parts and assemblies for both government and commercial customers worldwide. Governmental sales are mainly sonobuoys.

The Private Securities Litigation Reform Act of 1995 reflects Congress' determination that the disclosure of forward-looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward-looking statements by corporate management. This report on Form 10-K contains forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words "expects," "anticipates," "believes," "intends," "plans," "will," "shall," and similar expressions, and the negatives of such expressions, are intended to identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company undertakes no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission (SEC). These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed below. Accordingly, Sparton's future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. The Company notes that a variety of factors could cause the actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward-looking statements.

Sparton, as a high-mix, low to medium-volume supplier, provides rapid product turnaround for customers. High-mix describes customers needing multiple product types with generally low to medium-volume manufacturing runs. As a contract manufacturer with customers in a variety of markets, the Company has substantially less visibility of end user demand and, therefore, forecasting sales can be problematic. Customers may cancel their orders, change production quantities and/or reschedule production for a number of reasons. Depressed economic conditions may result in customers delaying delivery of product, or the placement of purchase orders for lower volumes than previously anticipated. Unplanned cancellations, reductions, or delays by customers may negatively impact the Company's results of operations. As many of the Company's costs and operating expenses are relatively fixed within given ranges of production, a reduction in customer demand can disproportionately affect the Company's gross margins and operating income. The majority of the Company's sales have historically come from a limited number of customers. Significant reductions in sales to, or a loss of, one of these customers could materially impact our operating results if the Company were not able to replace those sales with new business.

Other risks and uncertainties that may affect our operations, performance, growth forecasts and business results include, but are not limited to, timing and fluctuations in U.S. and/or world economies, sharp volatility of world financial markets over a short period of time, competition in the overall EMS business, availability of production labor and management services under terms acceptable to the Company, Congressional budget outlays for sonobuoy development and production, Congressional legislation, foreign currency exchange rate risk, uncertainties associated with the outcome of litigation, changes in the interpretation of environmental laws and the uncertainties of environmental remediation, customer labor and work strikes, and uncertainties related to defects discovered in certain of the Company's aerospace circuit boards. Further risk factors are the availability and cost of materials. A number of events can impact these risks and uncertainties, including potential escalating utility and other related costs due to natural disasters, as well as political uncertainties such as the conflict in Iraq. The Company has encountered availability and extended lead time issues on some electronic components due to strong market demand; this resulted in higher prices and/or late deliveries. In addition, some electronics components used in production are available from a limited number of suppliers, or a single supplier, which may affect availability and/or pricing. Additionally, the timing of sonobuoy sales to the U.S. Navy is dependent upon access to the test range and successful passage of product tests performed by the U.S. Navy. Reduced governmental budgets have made access to the test range less predictable and less frequent than in the past. Additional risk factors that have arisen more recently include risks associated with the increasingly tightened credit market, the Company's ability to maintain its credit facility on similar or more favorable terms, dependence on key personnel, recent volatility in the stock markets, and the impact on the Company's defined contribution plan, and the risk that the Company's stock might be delisted from the New York Stock Exchange (NYSE). Finally, the Sarbanes-Oxley Act of 2002 required changes in, and formalization of, some of the Company's corporate governance and compliance practices. The SEC and NYSE also passed rules and regulations requiring additional compliance activities. Compliance with these rules has increased administrative costs, and it is expected that certain of these costs will continue indefinitely. A further discussion of the Company's risk factors has been included in Part I, Item 1A, "Risk Factors", of this report. Management cautions readers not to place undue reliance on forward-looking statements, which are subject to influence by the enumerated risk factors as well as unanticipated future events.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 8 of this report.

EXECUTIVE SUMMARY

In summary, the major elements affecting fiscal 2009 results compared to fiscal 2008 results were as follows (in millions):

Net loss fiscal 2008		$(13.1)
Gain on Deming, NM plant sale in fiscal 2008	$(0.9)	
Litigation write-off in fiscal 2008	2.4	
	1.5	
2009 Items:		
Increased margin resulting from disengagement terms with one customer	1.6	
Increased restructuring/impairment charges	(6.8)	
Improved margin on government programs	2.0	
Decreased income tax expense	3.4	
Increased legal and consulting expense	(1.1)	
Increased pension expense	(1.8)	
Increased translation/transaction exchange expense	(1.4)	
Other	(0.1)	
	(4.2)	
Net change		(2.7)
Net loss fiscal 2009		$(15.8)

Fiscal 2009 was impacted by:

- Consistent and successful sonobuoy drop tests contributing improved margins. Margins improved due to improved labor efficiencies and less rework cost. There were no minimal or zero margin contracts in sales in fiscal 2009.
- Higher sales in the Aerospace market of $22.0 million.
- Increased margin resulting from disengagement agreement with one aerospace customer.
- Increased administrative expenses primarily related to legal and consulting fees totaling $1.1 million above prior year.
- Increased pension expense, primarily related to lump-sum settlement and curtailment charges, of $1.8 million above prior year.
- Increased restructuring/impairment charges of approximately $6.8 million in fiscal 2009 over prior year.
- Income tax expense of $1.8 million in fiscal 2009, resulting principally from uncertainty in realization of future tax benefits.

During the last six months of fiscal 2009, Sparton announced several restructuring actions that were being taken as part of the Company's turnaround strategy. Included among these actions were Company-wide reductions in force, the closure of the Jackson, Michigan and London, Ontario facilities, changes in certain employee benefit plans and the disengagement from a significant customer. While the Company believes these actions will ultimately improve profitability, the implementation of these actions will take time to complete. A significant portion of the charges associated with these actions has been incurred in the fourth quarter of fiscal 2009. Future quarters, particularly the first two quarters of fiscal 2010, may be impacted depending on the timing of the completion of the respective actions.

These various factors, among others, are further discussed below. In this context, Sparton alerts readers that our President and Chief Executive Officer initiated during fiscal 2009 a full evaluation of our operations, including operating structure. This evaluation, which is ongoing, likely may result in changes to our analysis of how the components of Sparton's business contribute to consolidated operating results and the overall level of disaggregation of reported financial data, including the nature and number of operating segments, disclosure of segment information and the consistency of such information with internal management reports. The management discussion and analysis of operations disclosure in the Company's periodic report beginning in fiscal 2010 is expected to reflect the changes that arise due to this evaluation.

Fiscal 2009 Compared to Fiscal 2008

	2009 Sales	2009 % of Total	2008 Sales	2008 % of Total	% Change
Aerospace	$ 86,594,000	39%	$ 64,558,000	28%	34%
Medical/Scientific Instrumentation	67,710,000	31	73,234,000	32	(8)
Government	42,310,000	19	48,483,000	21	(13)
Industrial/Other	25,257,000	11	43,531,000	19	(42)
Totals	$221,871,000	100%	$229,806,000	100%	(3)%

Sales for the year ended June 30, 2009 totaled $221,871,000, a decrease of $7,936,000 (or 3%) from fiscal 2008. Aerospace sales were significantly above prior year, increasing $22,036,000 (or 34%) primarily due to the increased volume of sales to four existing customers who, combined, contributed $21,515,000 to the increase. Included in this increase were $3,136,000 of sales related to Honeywell, with whom we are disengaging as further discussed below. Medical/Scientific Instrumentation sales decreased $5,526,000 (or 8%) from the prior year. This decrease was due to delayed new customer program starts and sales to the existing customer base. The majority of the decrease was due to two customers, whose combined volume contributed $5,238,000 to the overall decrease. Government sales in fiscal 2009 decreased $6,173,000 (or 13%), from the prior year primarily due to lower U.S. Navy and foreign awards received in fiscal 2008 for completion in fiscal 2009. While total government sales have decreased, the margins associated with these sales have significantly improved as rework and related costs have not been incurred as a result of successful sonobuoy drop tests during the current fiscal year. Industrial/Other sales also decreased by $18,274,000 (or 42%) from the same period last year. This decrease was primarily due to decreased sales to four customers, with whom we disengaged in fiscal 2009, which accounted for a combined decrease of $18,624,000 during the year ended June 30, 2009.

The majority of the Company's sales come from a small number of key strategic and large OEM customers. Sales to the six largest customers, including government sales, accounted for approximately 77% and 73% of net sales in fiscal 2009 and 2008, respectively. Five of the six largest customers, including government, were also included in the top six customers for the same period last year. Siemens Diagnostics, a medical customer, contributed 17% and 16% of total sales during fiscal 2009 and 2008, respectively. Honeywell, an aerospace customer with several facilities to which we supplied product, provided 19% and 17% of total sales for the years ended June 30, 2009 and 2008, respectively.

On March 16, 2009, the Company announced the termination and winding down of our agreements with Honeywell, and disengagement procedures are currently underway, with completion anticipated by September 30, 2009. As part of this disengagement, the Company is receiving payment for production in addition to that specified in the original contracts. Margins for fiscal 2009 associated with this customer are approximately $1.6 million above those for the same period in the prior year. Almost all of this increase was experienced in the last six months of fiscal 2009 and resulted from this disengagement agreement. Sales to Honeywell totaled $41,615,000 and $38,479,000 in fiscal 2009 and 2008, respectively.

The following table presents consolidated income statement data as a percentage of net sales for the years ended June 30, 2009 and 2008, respectively.

	2009	2008
Net sales	100.0%	100.0%
Costs of goods sold	92.9	94.8
Gross profit	7.1	5.2
Selling and administrative	8.8	8.6
Restructuring/impairment charges	3.2	-
EPA related (income) expense - net of environmental remediation	-	-
Net gain on sale of property, plant and equipment	-	(0.4)
Operating loss	(4.9)	(3.0)
Interest expense	(0.7)	(0.5)
Interest and investment income	-	-
Equity loss in investment	-	(0.1)
Other income (expense) - net	(0.7)	0.1
Loss before income taxes	(6.3)	(3.5)
Provision for income taxes	0.8	2.2
Net loss	(7.1)%	(5.7)%

An operating loss of $10,892,000 was reported for the year ended June 30, 2009, compared to an operating loss of $6,860,000 for the fiscal year ended June 30, 2008. The gross profit percentage for fiscal 2009, was 7.1%, an increase from 5.2% for the same period last year.

Gross profit varies from period to period and can be affected by a number of factors, including product mix, production efficiencies, capacity utilization, and costs associated with new program introduction, all of which impacted fiscal 2009's performance. During the year ended June 30, 2009, gross profit was favorably impacted by improved margins on several customers, a result of pricing increases, improved performance, and reductions in force. In addition, successful sonobuoy drop tests allowed for significantly improved margins associated with government sales due to labor efficiency and minimal rework costs, totaling an improved margin of $2.0 million above prior year. For the years ended June 30, 2009 and 2008, there were minimal cost to complete adjustments (totaling approximately $591,000 and $333,000 of income, respectively) related to the sonobuoy programs. Negatively impacting gross profit in fiscal 2008 was $19.4 million of government sonobuoy sales with no or minimal margin. The Company also experienced $1,557,000 of improved margin with one aerospace customer with whom we are disengaging, as previously discussed. Included in the years ended June 30, 2009 and 2008 were results from the Company's Vietnam facility, which has adversely impacted gross profit by $1,444,000 and $943,000, respectively. Translation adjustments related to inventory and costs of goods sold, in the aggregate, amounted to a gain of $128,000 and a loss of $202,000 for the years ended June 30, 2009 and 2008, respectively. Also included in costs of goods sold is approximately $2,061,000 of pension expense, an increase of $1,520,000 from the prior year, as further discussed below.

Included in costs of goods sold for fiscal 2008 was the write-off of inventory previously carried as a deferred asset. This write-off totaled approximately $1,643,000 and was the result of an adverse decision from the Sixth Circuit Court of Appeals where Sparton was defending the appeal of a decision of the lower court in Sparton's favor. A reserve of $800,000 was established in fiscal 2008 against other deferred assets relating to a different claim. For a further discussion of these legal claims see Note 10 to the Consolidated Financial Statements included in Item 8.

Pension expense totaled $2,451,000 and $639,000, of which approximately $2,061,000 and $541,000 was included in costs of goods sold, for the fiscal years 2009 and 2008, respectively. Based on the actuarial calculation, a $333,000 curtailment charge was recognized during the third quarter of fiscal 2009, related to the acceleration of all remaining prior service costs previously being amortized over future periods. In addition, lump-sum benefit distributions as of that date exceeded plan service and interest costs, resulting in a lump-sum settlement charge of $615,000 which was also recognized during the same period. Primarily due to reductions in force and the closure of the Jackson, Michigan facility, additional lump-sum distributions made during the remaining months of fiscal 2009 resulted in an additional settlement adjustment of $518,000 during the fourth quarter of fiscal 2009. A more complete discussion of the settlement adjustment and resulting increased pension expense is included in Note 6 to the Consolidated Financial Statements included in Item 8.

Selling and administrative expenses for the year ended June 30, 2009 decreased compared to the same period in the prior year. Included in this fiscal year were increased consulting fees related to increasing operational efficiencies and the hiring of personnel. These fees totaled $972,000 above the prior year, with the majority of these type of fees not incurred in fiscal 2008. In addition, legal costs incurred in connection with a recent trial were $127,000 above the same period last year. These increased expenses were offset by decreased expenses primarily at two facilities. The Company's Albuquerque, New Mexico facility was closed in October 2008, decreasing that location's selling and administrative expense. In addition, a second facility incurred increased costs in the prior fiscal year related to support and start up activity of new customers, which activity was not incurred to the same level this fiscal year.

Amortization expense, which totaled $492,000 and $481,000 for the years ended June 30, 2009 and 2008, respectively, was related to the purchase of SMS; for a further discussion see Note 13 of the Consolidated Financial Statements. Net gain on sale of property, plant and equipment in fiscal 2008 resulted from the sale of the property, plant and equipment of the Deming facility located in New Mexico. For a further discussion of this sale see Note 14 to the Consolidated Financial Statements included in Item 8.

During fiscal 2009 the Company initiated a restructuring plan, which activities resulted in charges of $7,008,000 primarily in the fourth quarter of the fiscal year. For a further discussion of the restructuring activities and expense components see Note 14 to the Consolidated Financial Statements included in Item 8.

Operating loss also includes charges related to the New Mexico environmental remediation effort. Net EPA charges and income are more fully discussed in Note 10 to the Consolidated Financial Statements included in Item 8.

Interest expense of $1,569,000 and $1,205,000 (net of capitalized interest of $2,000 and $11,000) in fiscal 2009 and 2008, respectively, is primarily a result of increased borrowings on the revolving credit facility. A complete discussion of debt is contained in Notes 9 and 15 to the Consolidated Financial Statements included in Item 8. Interest and investment income decreased $100,000 to $28,000 in fiscal 2009. This decrease was due to decreased funds available for investment. The Company's investment securities portfolio was substantially all liquidated in fiscal 2007. Investment securities are more fully described in Note 3 to the Consolidated Financial Statements included in Item 8. Other-net was $8,000 and $7,000 in fiscal 2009 and 2008, respectively. Fiscal 2009 and 2008 also included $(1,483,000) and $265,000, respectively, of net translation and transaction (losses) and gains.

Equity investment loss was $59,000 and $273,000 in fiscal 2009 and 2008, respectively. Included in the equity investment is the Company's investment in Cybernet Systems Corporation (Cybernet), representing a 14% ownership interest. The Company's investment in Cybernet is more fully discussed in Note 3 to the Consolidated Financial Statements included in Item 8.

The Company's effective tax rate (benefit) for fiscal 2009 was 12.8% compared to the statutory U.S. federal tax rate which is a benefit of (34%). The significant change in the effective tax rate was principally due to the additional valuation allowance of approximately $6.5 million recorded in fiscal 2009. This valuation allowance was established against the Company's deferred tax assets, whose realization at this time is uncertain. A complete discussion of the elements of the income tax provision is contained in Note 7 to the Consolidated Financial Statements included in Item 8.

After provision for applicable income taxes the Company reported a net loss of $15,753,000 ($(1.61) per share, basic and diluted) in fiscal 2009, compared to a net loss of $13,138,000 ($(1.34) per share, basic and diluted) in fiscal 2008.

Fiscal 2008 Compared to Fiscal 2007

Fiscal 2008 results were favorably impacted by:

- Consistent and successful sonobuoy drop tests contributing to increased sales and improved margins, including $0.3 million of income in fiscal 2008 compared to $2.7 million of expense in fiscal 2007 resulting from cost to complete adjustments.
- Continued sales growth in the Medical/Scientific Instrumentation market and a number of significant new EMS program orders in start-up.
- Improved margins from a better product mix, improved performance, and repricing on some products.
- The completion of the sale of the Deming, New Mexico facility at a gain of approximately $0.9 million.

These factors, however, were offset by:

- Valuation allowance established against deferred tax assets of approximately $10 million.
- Sales of several lots of sonobuoys in the early part of fiscal 2008, which contracts carried minimal or no margin.
- Significant new program start-up costs related to hiring staff, training personnel and the costs of ordering material in advance of production, compounded by customer delays which lead to further unexpected cost growth.
- Increased selling and administrative expenses to support new program start-ups.
- Decreased sales and depressed margins in the Industrial/Other market, due primarily to reduced sales and pricing concessions to one customer.
- The write-off of a $1.6 million litigation claim (previously recorded as a deferred asset), due to an adverse court opinion.
- Increased outside service costs related to management's obligation to report for the first time on internal control over financial reporting at the end of fiscal 2008.
- Costs in advance of closing the Albuquerque, New Mexico facility related to severance benefits of $181,000 in the fourth quarter of fiscal 2008.
- Reserve established against previously deferred costs of $0.8 million.

These various factors, among others, are further discussed below.

	2008		2007		
	Sales	% of Total	Sales	% of Total	% Change
Medical/Scientific Instrumentation	$ 73,234,000	32%	$ 59,754,000	30%	23%
Aerospace	64,558,000	28	56,955,000	28	13
Government	48,483,000	21	29,677,000	15	63
Industrial/Other	43,531,000	19	53,700,000	27	(19)
Totals	$229,806,000	100%	$200,086,000	100%	15%

Sales for the year ended June 30, 2008 totaled $229,806,000, an increase of $29,720,000 (or 15%) from fiscal 2007. Medical/Scientific Instrumentation sales increased $13,480,000 (or 23%), above sales from the prior year. This increase was partially due to new customer programs and expanded sales to the existing customer base. The majority of the increase was due to three existing customers, whose combined increased volume contributed $9,192,000 to the overall increase. In addition, one customer contributed $2,816,000. Medical/Scientific Instrumentation sales were expected to continue to expand. Aerospace sales were also up from prior year, $7,603,000 (or 13%) primarily due to the increased volume of sales to two existing customers who, combined, contributed $5,854,000 to the increase. Government sales in fiscal 2008 increased due to the results of successful sonobuoy drop tests, increasing $18,806,000 (or 63%), from the prior year. However, Industrial/Other sales declined $10,169,000 (or 19%). The decrease was primarily due to decreased sales to two existing customers, which accounted for a combined decrease of $11,004,000 during the year ended June 30, 2008. The decrease was partially offset by increased sales to other customers.

The majority of the Company's sales come from a small number of customers. Sales to our six largest customers, including government sales, accounted for approximately 75% and 74% of net sales in fiscal 2008 and 2007, respectively. Five of the customers, including government, were the same both years. Bally, an industrial customer, accounted for 7% and 12% of our sales in fiscal 2008 and 2007, respectively. One aerospace customer, Honeywell, with several facilities to which the Company supplied product, provided 17% and 18% of our sales for the years ended June 30, 2008 and 2007, respectively. Siemens Diagnostics, a medical customer, contributed 16% and 18% of total sales during fiscal 2008 and 2007, respectively.

The following table presents consolidated income statement data as a percentage of net sales for the years ended June 30, 2008 and 2007, respectively.

	2008	2007
Net sales	100.0%	100.0%
Costs of goods sold	94.8	97.0
Gross profit	5.2	3.0
Selling and administrative	8.6	9.2
EPA related (income) expense - net of environmental remediation	-	(0.1)
Net (gain) loss on sale of property, plant and equipment	(0.4)	-
Operating loss	(3.0)	(6.1)
Interest expense	(0.5)	(0.5)
Interest and investment income	-	0.1
Equity income (loss) in investment	(0.1)	0.2
Other income - net	0.1	0.1
Loss before income taxes	(3.5)	(6.2)
Provision (credit) for income taxes	2.2	(2.3)
Net loss	(5.7)%	(3.9)%

An operating loss of $6,860,000 was reported for the year ended June 30, 2008, compared to an operating loss of $12,196,000 for the fiscal year ended June 30, 2007. The gross profit percentage for fiscal 2008, was 5.2%, an increase from 3.0% for the same period last year.

Gross profit varies from period to period and can be affected by a number of factors, including product mix, production efficiencies, capacity utilization, and costs associated with new program introduction, all of which impacted fiscal 2008's performance. During the year ended June 30, 2008, gross profit was favorably impacted by improved margins on several customers, a result of pricing increases and improved performance. In addition, successful sonobuoy drop tests allowed for significantly improved government sales, as well as an increased margin associated with those sales. Negatively impacting gross profit in both years were $19.4 million and $22.0 million of government sonobuoy sales with no or minimal margin for the years ended June 30, 2008 and 2007, respectively. With the completion and sale of several contracts in the first and second quarters of fiscal 2008, all but $0.5 million of the backlog of these contracts, which totaled $17.9 million at June 30, 2007, have been completed. During the year ended June 30, 2008, there were minimal cost to complete adjustments (totaling approximately $333,000 of income) related to the sonobuoy programs. This compares to $2.7 million of expense adjustments resulting from changes in estimates for the same period the prior year. However, these improvements were partially offset by price concessions granted to one industrial customer, which reduced margins by approximately $906,000 on similar sales in the prior year. Included in the year ended June 30, 2008 and 2007 were results from the Company's Vietnam facility, which has adversely impacted gross profit by $943,000 and $1.5 million, respectively. In addition, we incurred and expensed approximately $2.1 million in start-up related costs for approximately ten new programs at several facilities.

Also included in costs of goods sold for fiscal 2008 was the write-off of inventory previously carried as a deferred asset. This write-off totaled approximately $1,643,000 and was the result of an adverse decision from the Sixth Circuit Court of Appeals where Sparton was defending the appeal of a decision of the lower court in Sparton's favor. In addition, a reserve of $800,000 was established against other deferred assets. The gross profit percentage for fiscal 2008 was reduced by 1.1 percentage points due to these two charges. For a further discussion of these legal claims see Note 10 to the Consolidated Financial Statements included in Item 8.

Pension expense totaled $639,000 and $1,419,000, of which approximately $541,000 and $1,291,000 was included in costs of goods sold, for the fiscal years 2008 and 2007, respectively. In the fourth quarter of fiscal 2007, $922,000 of additional pension expense associated with a pro rata settlement adjustment was recorded as a result of lump-sum benefit distributions. This expense was in addition to the normal and anticipated periodic pension expense of $497,000. A more complete discussion of the settlement adjustment and resulting increased pension expense in fiscal 2007 is included in Note 6 to the Consolidated Financial Statements included in Item 8.

The increase in selling and administrative expenses for the year ended June 30, 2008, compared to the same period in the prior year, was primarily due to two factors. A significant portion of the change, approximately $497,000, was due to increased wages, related benefits, and employee activity at one facility resulting from the support and start up activity related to new customers and increased sales within the Medical/Scientific Instrumentation market. In addition, approximately $234,000 of higher than normal outside service costs were incurred for assistance with compliance with the Company's obligation to report on internal control over financial reporting, which commenced with the year ended June 30, 2008. Beginning in fiscal 2006, the Company was required to expense the vested portion of the fair value of stock options. For the years ended June 30, 2008 and 2007, $140,000 (or 79%) and $198,000 (or 87%) of the total $176,000 and $228,000, respectively, was included in selling and administrative expenses, with the balance of these noncash charges reflected in costs of goods sold. The remaining increase was due to additional increases in various categories, such as wages, employee benefits, insurance, regulatory compliance and other items, many of which increased due to support needed for the large number of job starts under way and increased sales activity. Selling and administrative expenses as a percentage of sales in fiscal 2008 decreased to 8.6% from 9.2% in fiscal 2007. The majority of the decrease in selling and administrative expenses, as a percentage of sales, was due to the significant increase in sales in the year ended June 30, 2008 without a corresponding increase in expenses.

Amortization expense, which totaled $481,000 and $482,000 for the years ended June 30, 2008 and 2007, respectively, was related to the purchase of SMS; for a further discussion see Note 13 of the Consolidated Financial Statements included in Item 8. Net gain on sale of property, plant and equipment in fiscal 2008 resulted from the sale of the property, plant and equipment of the Deming facility located in New Mexico. For a further discussion of this sale see Note 14 of the Consolidated Financial Statements included in Item 8. Net gain on sale of property, plant and equipment in fiscal 2007 also includes a gain of $199,000 on the sale of undeveloped land in New Mexico.

Operating loss also includes charges related to the New Mexico environmental remediation effort. Included in EPA related-net of environmental remediation in fiscal 2007 is a one-time gain resulting from a $225,000 insurance settlement received in October 2006. Net EPA charges and income are more fully discussed in Note 10 to the Consolidated Financial Statements included in Item 8.

Interest expense of $1,205,000 and $1,050,000 (net of capitalized interest of $11,000 and $60,000) in fiscal 2008 and 2007, respectively, is primarily a result of the debt incurred and acquired in the purchase of SMS. A complete discussion of debt is contained in Note 9 to the Consolidated Financial Statements included in Item 8. Interest and investment income decreased $72,000 to $128,000 in fiscal 2008. This decrease was due to decreased funds available for investment and lower interest rates. Substantially all of the Company's investment securities portfolio was liquidated during fiscal 2007, primarily to fund the operating losses, additions to property, plant and equipment, repayment of debt, and repurchases of common stock. Investment securities are more fully described in Note 3 to the Consolidated Financial Statements included in Item 8. Other-net was $7,000 and $12,000 in fiscal 2008 and 2007, respectively. Fiscal 2008 and 2007 also included $265,000 and $233,000, respectively, of net translation and transaction gains.

Equity investment (loss) income was $(273,000) and $425,000 in fiscal 2008 and 2007, respectively. Included in the equity investment is the Company's investment in Cybernet Systems Corporation (Cybernet), representing a 14% ownership interest. The Company's investment in Cybernet is more fully discussed in Note 3 to the Consolidated Financial Statements included in Item 8.

The Company's effective tax rate (benefit) for fiscal 2008 was 65.5% compared to the statutory U.S. federal tax rate of (34%). The significant increase in the effective tax rate was due principally to the valuation allowance of approximately $10 million recorded in the current year. This valuation allowance was established against the Company's deferred tax assets, whose realization is uncertain. A complete discussion of the elements of the income tax provision is contained in Note 7 to the Consolidated Financial Statements included in Item 8.

After provision for applicable income taxes the Company reported a net loss of $13,138,000 ($(1.34) per share, basic and diluted) in fiscal 2008, compared to a net loss of $7,769,000 ($(0.79) per share, basic and diluted) in fiscal 2007.

LIQUIDITY AND CAPITAL RESOURCES

Until the past several years, the primary source of liquidity and capital resources had historically been generated from operations. In recent periods, borrowings on the Company's revolving line-of-credit facility have increasingly been relied on to provide necessary working capital in light of significant operating cash flow deficiencies sustained primarily since fiscal 2007. However, fiscal 2009 generated $38.2 million of operating cash flows, primarily due to certain government contracts allowing for billings to occur when certain milestones under the program are reached, independent of the amount expended as of that point. These billings reduce the amount of cash that would otherwise be required during the performance of these contracts. As of June 30, 2009, $25.1 million of billings in excess of costs have occurred. In fiscal 2009, the Company's line-of-credit commitment was reduced to $18 million from the previous $20 million, and was further subject to a limitation of 80% of eligible accounts receivable. Subsequent to June 30, 2009, the Company finalized an agreement for replacement financing, as described in Note 15 to the Consolidated Financial Statements, "Subsequent Events", at which time the current line-of-credit balance was paid off. During 2010, the Company expects to meet its liquidity needs through a combination of sources including, but not limited to, operations, its line-of-credit, interim billings on certain government contracts, the proceeds from sales of closed facilities, and improved cash flow from changes in how the Company finances inventory. It is anticipated that usage of the line-of-credit and interim government billings will continue to be a component in providing Sparton's working capital. Improving operating cash flow is one of Sparton's priorities, along with increasing its availability and access to credit facilities. With the above sources providing the expected cash flows, the Company believes that it will have sufficient liquidity for its anticipated needs over the next 12 months.

For the fiscal year ended June 30, 2009, cash and cash equivalents increased $33,333,000 to $36,261,000, primarily driven by reduction in the amount of inventory carried and receipt of U.S. government milestone billings. Net cash provided by and (used in) operating activities totaled $38,194,000 in fiscal 2009 and $(8,890,000) in fiscal 2008. The primary use of cash from operating activities in fiscal 2009 was the funding of operating losses. The primary source of cash in fiscal 2009 was the decrease in inventories, primarily due to the Company's focus on reducing the level of inventory carried, as well as the receipt of cash from U.S. Government milestone billings. The primary use of cash in fiscal 2008 was for the increase in inventories and accounts receivable, as well as funding operating losses. The increase in inventories and accounts receivable was primarily due to new job starts, the delay in some customer schedules, and increased sales levels. The primary source of cash in fiscal 2008 was the increase in accounts payable and accrued liabilities, primarily due to the increase in inventories to support new job starts.

Cash flows used by investing activities in fiscal 2009 totaled $2,232,000. Cash flows used by investing activities in fiscal 2008 totaled $741,000. The primary uses of cash from investing activities in fiscal 2009 and 2008 was the purchase of property, plant and equipment, and additional purchase price payments to the sellers of SMS as described in Note 13 to the Consolidated Financial Statements. The majority of the expenditures in fiscal 2009 and 2008 were related to new roofing at one facility. Cash provided in 2008 was primarily due to the sale of the Deming facility located in New Mexico, as further discussed below.

Cash flows used by financing activities in fiscal 2009 were $2,630,000. Cash flows provided by financing activities in fiscal 2008 were $8,578,000. The primary source of cash from financing activities in fiscal 2009 and 2008 was from accessing the Company's bank line-of-credit, but to a much lower extent in fiscal 2009 due to the positive operating cash flows. The primary use of cash from financing activities in fiscal 2009 and 2008 was the repayment of debt.

Historically, the Company's market risk exposure to foreign currency exchange and interest rates on third party receivables and payables was not considered to be material, principally due to their short-term nature and the minimal amount of receivables and payables designated in foreign currency. However, due to the greater volatility of the Canadian dollar, the impact of transaction and translation gains on intercompany activity and balances has increased. If the exchange rate were to materially change, the Company's financial position could be significantly affected. However, with the closure of the Canadian facility, as discussed further below, it is anticipated that the impact in future periods will decrease.

As of June 30, 2009, the Company's bank line of credit totaled $18 million ($20 million prior to January 2009), of which $15.5 million had been borrowed. In addition, the Company had a bank term loan totaling $3.4 million. This bank debt was subject to certain covenants which were not met at June 30, 2009; however, the lender waived its right to accelerate payment of the debt arising from our non compliance at that date. Subsequent to June 30, 2009, the Company finalized an agreement for replacement financing, as discussed above. Finally, there are notes payable totaling $2.0 million outstanding to the former owners of Astro, as well as $2.1 million of Industrial Revenue Bonds. Borrowings are discussed further in Note 9 to the Consolidated Financial Statements.

At June 30, 2009 and 2008, the aggregate government funded EMS backlog was approximately $69 million and $23 million, respectively. Commercial EMS orders as of June 30, 2009 and 2008 totaled $55 million and $93 million, respectively. Commercial orders, in general, may be rescheduled or cancelled without significant penalty, and, as a result, may not be a meaningful measure of future sales. A majority of the June 30, 2009, backlog is expected to be realized in the next 12-15 months.

In January 2007, Sparton announced its commitment to close the Deming, New Mexico facility. The closure of that plant was completed during the third quarter of fiscal 2007. At closing, some equipment from this facility related to operations performed at other Sparton locations was relocated to those facilities for their use in ongoing production activities. The land, building, and remaining assets were sold. The agreement for the sale of the Deming land, building, equipment and applicable inventory was signed at the end of March 2007 and involved several separate transactions. The sale of the inventory and equipment for $200,000 was completed on March 30, 2007. The sale of the land and building for $1,000,000 closed on July 20, 2007. The property, plant, and equipment of the Deming facility was substantially depreciated. The ultimate sale of this facility was completed at a net gain of approximately $868,000.

On June 17, 2008, Sparton announced its commitment to close the Albuquerque, New Mexico facility of Sparton Technology, Inc., a wholly-owned subsidiary of Sparton. The Albuquerque facility primarily produced circuit boards for the customers operating in the Industrial/Other market. The closure of this plant was in October 2008. The land and building in Albuquerque is currently marketed for sale. The majority of the other assets and equipment were relocated to other Sparton facilities. The net book value of the land and building to be sold, which as of June 30, 2009 totaled $5,022,000, is reported as held for sale on the Company's balance sheet as a current asset at that date, which reflects a $787,000 facility impairment charge in fiscal 2009 against its carrying amount. Depreciation on these assets ceased in October 2008. Sale proceeds were previously assigned to National City Bank to pay down bank term debt (see Note 9 to the Consolidated Financial Statements), and are now part of the general collateral underlying Sparton's new credit facility.

On February 6, 2009, the Company announced a reduction in force. The reduction involved 6% of the approximately 1,000 employees employed at that time. Approximately $248,000 of severance cost related to this reduction in force was incurred during the third quarter of fiscal 2009, as the employees received severance packages consistent with Company policy.

On March 4, 2009, Sparton announced the closing of its Jackson, Michigan manufacturing operations. Products manufactured in Jackson were transferred to the Company's production facilities in Brooksville, Florida, and Ho Chi Minh City, Vietnam. Customer orders will not be affected by the transfer to other facilities. The closing affected 39 salaried and 167 hourly employees who received severance packages consistent with Company policy. The closing is substantially complete with actual production activities ceasing in August, 2009.

On March 30, 2009, Sparton announced the closing of its London, Ontario, Canada, production facility. The closing was in response to market and economic conditions that have resulted in the facility being underutilized because of significantly decreased customer volumes. Twenty-four salaried and 63 hourly employees were affected, and received severance packages consistent with Company policy. Work levels at the facility have decreased dramatically because of customer cutbacks and the need to end a loss-generating contract with a major customer. Remaining customer business was transferred to Sparton's Brooksville, Florida, facility. The closure is substantially complete.

Both the closure of the Jackson, Michigan and London, Ontario, Canada facilities, as well as a second reduction in force at all locations other than Strongsville, Ohio and Ho Chi Minh City, Vietnam that occurred April 1, 2009, resulted in significant costs in the fourth quarter of fiscal 2009 and are anticipated to result in significant costs in the first quarter of fiscal 2010, with costs anticipated to total approximately $3,260,000 for the closure of the Jackson facility and $3,520,000 for the London facility. Costs incurred are expected to include employee severance, transfer of production to other facilities, facility closure costs, contract termination costs, impairment charges, and other associated costs and expenses. For further discussion of these closures and the range of the estimated restructuring costs, see Note 14 to the Consolidated Financial Statements.

On June 18, 2009, the Company announced the relocation of our Jackson, Michigan headquarters to a leased executive office in Schaumburg, Illinois, in fiscal 2010. In connection with this relocation, we expect to incur costs of approximately $1,000,000, of which a significant portion is expected to be recognized during fiscal 2010.

The Company signed a membership purchase agreement and completed the acquisition of Astro Instrumentation, LLC in May 2006. Astro was renamed Sparton Medical Systems, Inc. (SMS) in fiscal 2007, and Sparton operates the business as a wholly-owned subsidiary. A further discussion of this purchase is contained in Notes 9 and 13 to the Consolidated Financial Statements included in Item 8.

At June 30, 2009, the Company had $54,895,000 in shareowners' equity ($5.52 per share), $32,897,000 in working capital, and a 1.38:1 working capital ratio. The Company believes it has sufficient liquidity for its anticipated needs over the next 12-18 months. Such resources may include the use of our line-of-credit.

CONTRACTUAL OBLIGATIONS

The Company's current obligations, which are due within one year, for the payment of accounts payable, accruals, and other liabilities totaled $87,117,000 at June 30, 2009. This includes the $4,142,000, $1,097,000 and $535,000 for the current portions of our long-term debt, pension liability, and environmental liability, respectively. These obligations are reflected in the Consolidated Balance Sheets in Item 8. The following tables summarize the Company's significant contractual obligations and other commercial commitments as of June 30, 2009:

		Payments due by Fiscal Period					
Contractual Obligations:	Total	2010	2011	2012	2013	2014	Thereafter
Borrowings (*principal and interest*)	$24,238,000	$19,994,000	$1,677,000	$240,000	$237,000	$235,000	$1,855,000
Operating leases	7,056,000	3,648,000	1,861,000	1,039,000	252,000	126,000	130,000
Environmental liabilities	5,012,000	535,000	294,000	294,000	294,000	328,000	3,267,000
Pension contributions	5,571,000	1,097,000	761,000	832,000	994,000	986,000	901,000
Noncancelable purchase orders	24,744,000	24,744,000	-	-	-	-	-
Total	$66,621,000	$50,018,000	$4,593,000	$2,405,000	$1,777,000	$1,675,000	$6,153,000

		Amount of Commitment by Fiscal Expiration Period					
Other Commercial Commitments:	Total	2010	2011	2012	2013	2014	Thereafter
Standby letters of credit	$1,010,000	$500,000	$510,000	-	-	-	-

Borrowings - Payments include principal and interest for both short-term and long-term debt, including $3.6 million relating to a bank loan, notes plus interest totaling $2.1 million payable to the previous owners of SMS, and payments on Industrial Revenue bond obligations of $3.0 million, which were assumed by Sparton at the time of the SMS purchase. See Note 9 to the Consolidated Financial Statements included in Item 8 of this report for further discussion on borrowings. In addition, $15.5 million of debt related to outstanding borrowings under the Company's revolving line-of-credit is included, all of which is considered short-term. However, due to the fluctuating balance on this type of debt, no interest was imputed on the line-of-credit. On August 14, 2009, both the bank loan and the line-of-credit were paid off utilizing available cash on hand. For further discussion of the new financing arrangement, see Note 15 "Subsequent Events" to the Consolidated Financial Statements included in Item 8 of this report.

Operating leases - See Note 8 to the Consolidated Financial Statements included in Item 8 of this report for further discussion of operating leases.

Environmental liabilities - See Note 10 to the Consolidated Financial Statements included in Item 8 of this report for a description of the accrual for environmental remediation. Of the $5,012,000 total, $535,000 is classified as a current liability and $4,477,000 is classified as a long-term liability, both of which are included on the balance sheet as of June 30, 2009.

Pension liability - See Note 6 to the Consolidated Financial Statements included in Item 8 of this report for additional pension information.

Noncancelable purchase orders - Binding orders the Company has placed with suppliers that are subject to quality and performance requirements.

Standby letters of credit - The Company has standby letters of credit outstanding of approximately $1.0 million at June 30, 2009, principally to support self-insured programs, Industrial Revenue bonds assumed from Astro and other liabilities. Approximately $284,000 is a letter of credit related to the Industrial Revenue bonds discussed in Note 9 to the Consolidated Financial Statements included in Item 8 of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates, judgments and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are regularly evaluated and are based on historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The Company believes that of its significant accounting policies discussed in Note 1 to the Consolidated Financial Statements, which is included in Item 8, the following involve a higher degree of judgement and complexity. Senior management has reviewed these critical accounting policies and related disclosures with the audit committee of Sparton's Board of Directors.

Environmental Contingencies

One of Sparton's former manufacturing facilities, located in Albuquerque, New Mexico (Coors Road), has been the subject of ongoing investigations and remediation efforts conducted with the Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). As discussed in Note 10 to the Consolidated Financial Statements included in Item 8, Sparton has accrued its estimate of the minimum future non-discounted financial liability. The estimate was developed using existing technology and excludes legal and related consulting costs. The minimum cost estimate includes equipment, operating and monitoring costs for both onsite and offsite remediation. Sparton recognizes legal and consulting services in the periods incurred and reviews its EPA accrual activity quarterly. Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. It is possible that cash flows and results of operations could be materially affected by the impact of changes in these estimates.

Government Contract Cost Estimates

Government production contracts are accounted for based on completed units accepted with respect to revenue recognition and their estimated average cost per unit regarding costs. Losses for the entire amount of the contract are recognized in the period when such losses are determinable. Significant judgment is exercised in determining estimated total contract costs including, but not limited to, cost experience to date, estimated length of time to contract completion, costs for materials, production labor and support services to be expended, and known issues on remaining units to be completed. In addition, estimated total contract costs can be significantly affected by changing test routines and procedures, resulting design modifications and production rework from these changing test routines and procedures, and limited range access for testing these design modifications and rework solutions. Estimated costs developed in the early stages of contracts can change, sometimes significantly, as the contracts progress, and events and activities take place. Changes in estimates can also occur when new designs are initially placed into production. The Company formally reviews its costs incurred-to-date and estimated costs to complete on all significant contracts at least quarterly and revised estimated total contract costs are reflected in the financial statements. Advance billings in excess of inventoried costs are included in current liabilities. Depending upon the circumstances, it is possible that the Company's financial position, results of operations and cash flows could be materially affected by changes in estimated costs to complete on one or more significant government contracts.

Commercial Inventory Valuation Allowances

Inventory valuation allowances for commercial customer inventories require a significant degree of judgment. These allowances are influenced by the Company's experience to date with both customers and other markets, prevailing market conditions for raw materials, contractual terms and customers' ability to satisfy these obligations, environmental or technological materials obsolescence, changes in demand for customer products, and other factors resulting in acquiring materials in excess of customer product demand. Contracts with some commercial customers may be based upon estimated quantities of product manufactured for shipment over estimated time periods. Raw material inventories are purchased to fulfill these customer requirements. Within these arrangements, customer demand for products frequently changes, sometimes creating excess and obsolete inventories.

The Company regularly reviews raw material inventories by customer for both excess and obsolete quantities, with adjustments made accordingly. As of June 30, 2009 and 2008, the valuation allowances totaled $2,763,000 and $3,182,000, respectively. Wherever possible, the Company attempts to recover its full cost of excess and obsolete inventories from customers or, in some cases, through other markets. When it is determined that the Company's carrying cost of such excess and obsolete inventories cannot be recovered in full, a charge is taken against income and a valuation allowance is established for the difference between the carrying cost and the estimated realizable amount. Conversely, should the disposition of adjusted excess and obsolete inventories result in recoveries in excess of these reduced carrying values, the remaining portion of the valuation allowances are reversed and taken into income when such determinations are made. It is possible that the Company's financial position, results of operations and cash flows could be materially affected by changes to inventory valuation allowances for commercial customer excess and obsolete inventories.

Allowance for Probable Losses on Receivables

The accounts receivable balance is recorded net of allowances for amounts not expected to be collected from customers. The allowance is estimated based on historical experience of write-offs, the level of past due amounts, information known about specific customers with respect to their ability to make payments, and future expectations of conditions that might impact the collectibility of accounts. Accounts receivable are generally due under normal trade terms for the industry. Credit is granted, and credit evaluations are periodically performed, based on a customer's financial condition and other factors. Although the Company does not generally require collateral, cash in advance or letters of credit may be required from customers in certain circumstances, including some foreign customers. When management determines that it is probable that an account will not be collected, it is charged against the allowance for probable losses. The Company reviews the adequacy of its allowance monthly. The allowance for doubtful accounts considered necessary was $534,000 and $258,000 at June 30, 2009 and 2008, respectively.

If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payment, additional allowances may be required. Given the Company's significant balance of government receivables and letters of credit from foreign customers, collection risk is considered minimal. Historically, uncollectible accounts have generally been insignificant, have generally not exceeded management's expectations, and the allowance is deemed adequate.

Pension Obligations

The Company calculates the cost of providing pension benefits under the provisions of applicable accounting standards. The key assumptions required within the provisions of SFAS No. 87 are used in making these calculations. The most significant of these assumptions are the discount rate used to value the future obligations and the expected return on pension plan assets. The discount rate is consistent with market interest rates on high-quality, fixed income investments. The expected return on assets is based on long-term returns and assets held by the plan, which is influenced by historical averages. If actual interest rates and returns on plan assets materially differ from the assumptions, future adjustments to the financial statements would be required. While changes in these assumptions can have a significant effect on the pension benefit obligation and the unrecognized gain or loss accounts disclosed in the Notes to the Consolidated Financial Statements, the effect of changes in these assumptions is not expected to have the same relative effect on net periodic pension expense in the near term. While these assumptions may change in the future based on changes in long-term interest rates and market conditions, there are no known expected changes in these assumptions as of June 30, 2009. As indicated above, to the extent the assumptions differ from actual results, there would be a future impact on the financial statements. The extent to which this will result in future expense is not determinable at this time as it will depend upon a number of variables, including trends in interest rates and the actual return on plan assets. During the quarter ended June 30, 2009, the annual actuarial valuation of the pension plan was completed. Based on this valuation, net periodic pension expense prior to curtailment and settlement expenses for fiscal 2009 was calculated to be $985,000 compared to $639,000 for fiscal 2008.

On February 12, 2009, the Company announced that it would freeze participation and the accrual of benefits in the Sparton Corporation Pension Plan, effective April 1, 2009. As a result of this freeze, actuarial calculations for fiscal 2009 were updated with an effective date of February 28, 2009. Based on this actuarial calculation, a $333,000 curtailment charge was recognized during fiscal 2009, related to the acceleration of all remaining prior service costs previously being amortized over future periods as a result of plant closures and reductions in force. In addition, lump-sum benefit distributions during fiscal 2009 exceeded plan service and interest costs, resulting in a lump-sum settlement charge of $1,133,000, which was recognized during the year ended June 30, 2009. These settlement charges resulted from several business and economic factors that have affected the measurement of the plan's projected benefit obligation in recent years, including the recent management actions described above, changes in the plan's benefit formula, the timing of participants' retirement, changes in assumed interest rates, variation in investment returns, and the amounts of lump-sum distributions paid. The components of net periodic pension expense are detailed in Note 6 to the Consolidated Financial Statements included in Item 8 of this report.

On June 30, 2007, the Company adopted the balance sheet recognition and disclosure provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* and on June 30, 2009 adopted the measurement date provisions. This statement required Sparton to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of its plan in the June 30, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the balance of the net unrecognized actuarial losses and unrecognized prior service costs, at that date, all of which were previously netted against the plan's funded status in Sparton's balance sheet. Upon adoption, Sparton recorded an after-tax, unrecognized loss in the amount of $1,989,000, which represents an increase directly to accumulated other comprehensive loss as of June 30, 2007. These amounts will be subsequently recognized as net periodic plan expenses pursuant to Sparton's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods, and that are not recognized as net periodic plan expenses in the same periods, will be recognized as a component of other comprehensive income (loss). The adoption of the balance sheet recognition provisions of SFAS No. 158 had no effect on Sparton's consolidated statement of operations for the year ended June 30, 2007, or for any prior period presented, and it will not affect Sparton's operating results in future periods. The adoption of the measurement date provisions in fiscal 2009 resulted in transitional charges directly to the opening balances of retained earnings and accumulated other comprehensive loss of $253,000 and $143,000, net of tax respectively, as further discussed in Notes 2 and 6 to the Consolidated Financial Statements.

Business Combinations

In accordance with generally accepted accounting principles, the Company allocated the purchase price of its May 2006 SMS acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates, judgments and assumptions, especially with respect to intangible assets.

Management arrived at estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired business and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected discounted cash flows from customer relationships and contracts assuming similar product platforms and completed projects; the acquired company's market position, as well as assumptions about the period of time the acquired customer relationships will continue to generate revenue streams; and attrition and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results, particularly with respect to amortization periods assigned to identifiable intangible assets.

Valuation of Property, Plant and Equipment

The Company records an impairment charge on our investment in property, plant and equipment that we hold and use in our operations if and when management determines that the related carrying values may not be recoverable. If one or more impairment indicators are deemed to exist, Sparton will measure any impairment of these assets based on current independent appraisals or a projected discounted cash flow analysis using a discount rate determined by management to be commensurate with the risk inherent in our business model. Our estimates of cash flows require significant judgment based on our historical and anticipated operating results and are subject to many factors.

The most recent such impairment analysis, which was performed during the fourth quarter of fiscal 2009, resulted in $2,112,000 of impairment charges and was related to three facilities, all of which are now closed. The impairment was primarily related to the Jackson, Michigan facility closure, whose valuation resulted in $1,253,000 of the charges.

Goodwill and Customer Relationships

The Company annually reviews goodwill associated with its investments in Cybernet and SMS for possible impairment. This analysis may be performed more often should events or changes in circumstances indicate their carrying value may not be recoverable. The SMS impairment analysis is a two step process. In the first step, the Company compares the fair value of SMS to its carrying value. If the fair value of SMS exceeds the carrying value of the net assets assigned to the unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to SMS exceeds the fair value of SMS, then management will perform the second step of the impairment test in order to determine the implied fair value of the goodwill of SMS. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. Additionally, the Company performs impairment testing of an amortized intangible whenever indicators are present that an impairment of the asset may exist. If an impairment of the asset is determined to exist, the impairment is recognized and the asset is written down to its fair value, which value then becomes the new amortizable base. Subsequent reversal of a previously recognized impairment is prohibited.

Determining the fair value of any reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and, if appropriate, determination of appropriate market comparables. The Company bases its fair value estimates on assumptions believed to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of the Company's reporting units. The most recent annual goodwill impairment analysis related to the Company's Cybernet and SMS investments was performed during the fourth quarter of fiscal 2009. That impairment analysis did not result in an impairment charge. The next such impairment reviews are expected to be performed in the fourth quarter of fiscal 2010.

Deferred Costs and Claims for Reimbursement

In the normal course of business, the Company from time to time incurs costs and/or seeks related reimbursements or recovery claims from third parties. Such amounts, when recovery is considered probable, are generally reported as other non current assets. Nevertheless, uncertainty is usually present in making these assessments and if the Company is not ultimately successful in recovering these recorded amounts, there could be a material impact on operating results in any one fiscal period. During fiscal 2009 and 2008, the Company recognized losses of $0.2 million and $2.4 million, respectively, in connection with adjusting certain recorded claims to their estimated net realized values. See Note 10 to the Consolidated Financial Statements for more information.

Income Taxes

Our estimates of deferred income taxes and the significant items giving rise to the deferred income tax assets and liabilities are disclosed in Note 7 to the Consolidated Financial Statements included in Item 8. These estimates reflect our assessment of actual future taxes to be paid or received on items reflected in the financial statements, giving consideration to both timing and probability of realization. The recorded net deferred income tax assets were reduced during fiscal 2008 by a significant valuation allowance. During fiscal 2009, the Company increased the existing valuation allowance, net of the change in certain deferred tax liabilities, to cover the remaining deferred tax assets. Additionally, as of June 30, 2009 there was approximately $1.9 million of Canadian net deferred tax assets; however, as Canada's operations ceased during fiscal 2009, the Company also fully offset Canada's gross deferred tax asset at June 30, 2009 by a valuation allowance.

Restructuring Accrual

During the last six months of fiscal 2009, the Company has recorded restructuring accruals, principally as a result of contract termination costs, work-force reductions, plant and other facility closings, and related equipment transfers and associated activities, and expects going forward to recognize additional provisions as a result of these initiatives. Generally costs associated with restructuring activities are recognized only when they are incurred rather than at the date of a commitment to an exit or disposal plan. However, in the case of leases, the expense is estimated and accrued when the property ceases to be used or is vacated. Given the significance of, and the timing of the execution of such restructuring activities, this process can involve periodic reassessments of estimates made at the time the original decisions were made. We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to periodically record additional provisions or reverse a portion of such provisions.

OTHER MATTERS

Change of Executive Officers

In April 2009, the Company entered into an employment agreement with Mr. Slome, its newly appointed Senior Vice President and Chief Financial Officer. The agreement generally provides for a fixed annual base compensation amount, an annual performance bonus based on goal attainments, incentive plan, other customary benefits, and termination without cause considerations. There is no set term for this agreement.

In January 2009, the Company entered into an employment agreement with Mr. Madlock, its newly appointed Senior Vice President of Operations. The agreement generally provides for a fixed annual base compensation amount, annual performance bonus based on goal attainments, incentive plan, other customary benefits, and termination without cause considerations. There is no set term for this agreement.

In November 2008, concurrent with the appointment of Mr. Wood, the Company's new Chief Executive Officer, and the continued retention of Mr. Richard Langley, its then President (formerly the interim CEO), Sparton entered into employment agreements with each of the two executives. Mr. Langley's employment under his employment agreement has terminated and he entered into a Retirement Agreement with the Company in April 2009. Pursuant to the Retirement Agreement, Mr. Langley no longer acts as the President, but he will continue to receive his annual salary, less payroll taxes required to be withheld by law, through the term of his Retirement Agreement which expires on July 1, 2010, and he will provide consulting services to the Company. Mr. Wood's employment agreement generally provides for a fixed annual base compensation amount, an annual performance bonus based on goal attainments, a portion of which is guaranteed in fiscal 2009 and 2010, incentive plans, other customary benefits, and termination without cause considerations. The initial term of his agreement is 3 years.

Litigation

One of Sparton's facilities, located in Albuquerque, New Mexico, has been the subject of ongoing investigations conducted with the Environmental Protection Agency (EPA) under the Resource Conservation and Recovery Act (RCRA). The investigation began in the early 1980's and involved a review of onsite and offsite environmental impacts.

At June 30, 2009, Sparton has accrued $5,012,000 as its estimate of the future undiscounted minimum financial liability with respect to this matter. The Company's cost estimate is based upon existing technology and excludes legal and related consulting costs, which are expensed as incurred, and is anticipated to cover approximately the next 21 years. The Company's estimate includes equipment and operating costs for onsite and offsite operations and is based on existing methodology. Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally, a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. It is possible that cash flows and results of operations could be affected significantly by the impact of the ultimate resolution of this contingency.

Some of the printed circuit boards supplied to the Company for its aerospace sales were discovered in fiscal 2005 to be nonconforming and defective. The defect occurred during production at the raw board supplier's facility, prior to shipment to Sparton for further processing. The Company and our customer, who received the defective boards, contained the defective boards. While investigations were underway, $2.8 million of related product and associated incurred costs were initially deferred and classified in Sparton's balance sheet within other non current assets.

In August 2005, Sparton Electronics Florida, Inc. filed an action in the U.S. District Court, Middle District of Florida against Electropac Co. Inc. and a related party (the raw board manufacturer) to recover these costs. A trial was conducted in August 2008 and the trial court made a partial ruling in favor of Sparton; however, the court awarded an amount less than the previously deferred $2.8 million. Following this ruling, a provision for a loss of $0.8 million was established in the fourth quarter of fiscal 2008. Court ordered mediation was conducted following the court's ruling and a settlement was reached in September 2008 for payment to the Company of $2.0 million plus interest. The settlement is secured by a mortgage on real property and a consent judgment. In December 2008, a recovery of $0.6 million against the $2.0 million was received with the remaining balance due in September 2009. In the fourth quarter of fiscal 2009, the Company established a reserve of $0.2 million against the remaining settlement balance. As of June 30, 2009, $1.2 million remains in other current assets in the Company's balance sheet, compared to the $2.0 million reported in other non current assets as of June 30, 2008. The $1.2 million balance is expected to be received in fiscal 2010. Settlement proceeds were previously assigned to National City Bank to pay down bank term debt (as further described in Note 9 to the Consolidated Financial Statements) and are now part of the general collateral underlying Sparton's credit facility. If the defendants are unable to pay the final judgment, our before-tax operating results at that time could be adversely affected by up to $1.2 million.

The Company has pending an action before the U.S. Court of Federal Claims to recover damages arising out of an alleged infringement by the U.S. Navy of certain patents held by Sparton and used in the production of sonobuoys. Pursuant to an agreement between the Company and counsel conducting the litigation, a significant portion of the claim will be retained by the Company's counsel in contingent fees if the litigation is successfully concluded. A trial of the matter was conducted by the court in April and May of 2008, and the timing of a decision in this matter is uncertain at this time. The likelihood that the claim will be resolved and the extent of any recovery in favor of the Company is unknown at this time and no receivable has been recorded by the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK EXPOSURE

The Company manufactures its products in the United States and Vietnam, and ceased manufacturing in Canada during the fourth quarter of fiscal 2009. Sales are to the U.S. and Canada, as well as other foreign markets. The Company is potentially subject to foreign currency exchange rate risk relating to intercompany activity and balances and to receipts from customers and payments to suppliers in foreign currencies. Also, adjustments related to the translation of the Company's Canadian and Vietnamese financial statements into U.S. dollars are included in current earnings. As a result, the Company's financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in the domestic and foreign markets in which the Company operates. However, minimal third party receivables and payables are denominated in foreign currency and the related market risk exposure is considered to be immaterial. Historically, foreign currency gains and losses related to intercompany activity and balances have not been significant. However, due to the greater volatility of the Canadian dollar, the impact of transaction and translation gains has increased. If the exchange rate were to materially change, the Company's financial position could be significantly affected.

The Company has financial instruments that are subject to interest rate risk. Historically, the Company has not experienced material gains or losses due to such interest rate changes. Based on the fact that interest rates periodically adjust to market values for the line-of-credit, interest rate risk is not considered to be significant. For a further discussion on Sparton's debt, see Note 9 to the Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Sparton Corporation

Schaumburg, Illinois

We have audited the accompanying consolidated balance sheets of Sparton Corporation and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of operations, shareowners' equity and cash flows for each of the three years in the period ended June 30, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sparton Corporation and subsidiaries as of June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its method of accounting for its defined benefit pension plan as of June 30, 2007 and its measurement date as of June 30, 2009, in accordance with Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

BDO Seidman, LLP

BDO Seidman, LLP
Grand Rapids, Michigan
September 15, 2009

SPARTON CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30, 2009	June 30, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,261,084	$ 2,928,433
Accounts receivable:		
Trade, less allowance of $534,000 ($258,000 in 2008)	21,581,035	25,696,658
U.S. and foreign governments	16,581,450	4,522,412
Inventories and costs of contracts in progress (Note 4)	38,435,094	63,443,221
Deferred income taxes (Note 7)	35,440	251,545
Prepaid expenses and other current assets	1,991,667	844,130
Assets held for sale	5,128,511	-
Total current assets	120,014,281	97,686,399
Property, plant and equipment: (Note 1)		
Land and land improvements	1,313,927	3,014,636
Buildings and building equipment	17,908,211	23,551,836
Machinery and equipment	19,301,608	20,575,603
Construction in progress	147,440	577,333
	38,671,186	47,719,408
Less accumulated depreciation	(28,837,868)	(30,440,695)
Net property, plant and equipment	9,833,318	17,278,713
Deferred income taxes - non current (Note 7)	-	1,044,987
Goodwill (Notes 13)	17,693,424	16,664,804
Other intangibles, net (Notes 13)	5,270,147	5,762,397
Other assets (Notes 3 and 10)	2,190,348	4,289,092
Total assets	$155,001,518	$142,726,392
LIABILITIES AND SHAREOWNERS' EQUITY		
Current liabilities:		
Short-term bank borrowings (Note 9)	$ 15,500,000	$ 13,500,000
Current portion of long-term debt (Note 9)	4,141,994	4,029,757
Accounts payable	26,418,025	23,503,857
Salaries and wages accrual	5,022,731	5,642,302
Accrued health benefits	1,578,263	1,479,729
Current portion of pension liability (Note 6)	1,097,252	-
Restructuring accrual (Note 14)	2,365,379	-
Advance billings on customer contract	25,102,363	-
Other accrued liabilities	5,890,856	7,949,470
Total current liabilities	87,116,863	56,105,115
Deferred income taxes - non current (Note 7)	1,135,002	-
Pension liability - non current portion (Note 6)	4,060,503	2,564,438
Long-term debt - non current portion (Note 9)	3,316,503	8,058,497
Environmental remediation - non current portion (Note 10)	4,477,246	5,138,588
Total liabilities	100,106,117	71,866,638
Commitments and contingencies (Note 10)		
Shareowners' equity (Note 5):		
Preferred stock, no par value; 200,000 shares authorized, none outstanding	-	-
Common stock, $1.25 par value; 15,000,000 shares authorized, 9,951,507 shares outstanding at June 30, 2009 and 9,811,507 at June 30, 2008	12,439,384	12,264,384
Capital in excess of par value	19,670,296	19,650,481
Retained earnings	27,586,392	43,592,351
Accumulated other comprehensive loss (Note 2)	(4,800,671)	(4,647,462)
Total shareowners' equity	54,895,401	70,859,754
Total liabilities and shareowners' equity	$155,001,518	$142,726,392

See accompanying notes to consolidated financial statements.

SPARTON CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

	Year ended June 30,		
	2009	2008	2007
Net sales	$221,870,617	$229,805,983	$200,085,852
Costs of goods sold	206,165,541	217,873,310	194,144,728
Gross profit	15,705,076	11,932,673	5,941,124
Selling and administrative expenses	19,089,252	19,106,034	17,948,286
Amortization of intangibles (Note 13)	492,250	481,250	482,361
Restructuring/impairment charges (Note 14)	7,007,769	181,239	-
EPA related environmental remediation (income) expense - net (Note 10)	18,007	1,789	(204,742)
Net gain on sale of property, plant and equipment	(9,880)	(977,685)	(88,773)
	26,597,398	18,792,627	18,137,132
Operating loss	(10,892,322)	(6,859,954)	(12,196,008)
Other income (expense):			
Interest expense	(1,568,554)	(1,205,062)	(1,050,101)
Interest and investment income	28,123	128,354	200,734
Equity income (loss) in investment (Note 3)	(59,000)	(273,003)	425,000
Canadian translation gain (loss)	(1,482,814)	265,460	232,512
Other - net	8,111	6,913	12,236
	(3,074,134)	(1,077,338)	(179,619)
Loss before income taxes	(13,966,456)	(7,937,292)	(12,375,627)
Provision (credit) for income taxes (Note 7)	1,787,000	5,201,000	(4,607,000)
Net loss	$(15,753,456)	$ (13,138,292)	$ (7,768,627)
Loss per share - basic and diluted	$(1.61)	$(1.34)	$(0.79)

See accompanying notes to consolidated financial statements.

SPARTON CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year ended June 30, 2009	2008	2007
Cash Flows From Operating Activities:			
Net loss	$(15,753,456)	$(13,138,292)	$ (7,768,627)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation, amortization and accretion	1,885,715	2,203,357	2,587,779
Deferred income tax provision (benefit)	1,883,000	5,117,000	(3,992,000)
Loss on sale of investment securities	-	-	244,562
Equity (income) loss in investment	59,000	273,003	(425,000)
Pension expense	2,450,926	638,759	1,419,104
Share-based compensation expense	194,815	176,384	228,101
Non-cash restructuring charges	2,112,000	-	-
Asset impairments	170,000	-	-
(Gain) loss on sale of property, plant and equipment (Note 14)	(9,880)	(933,022)	109,902
Gain from sale of non-operating land	-	(44,663)	(198,675)
Other, primarily changes in customer and vendor claims	-	-	233,358
Other, deferred assets (Note 10)	800,000	2,443,396	-
Changes in operating assets and liabilities:			
Accounts receivable	(7,943,415)	(5,652,966)	542,338
Income taxes recoverable	-	485,074	(485,074)
Inventories, prepaid expenses and other current assets	24,926,744	(9,961,722)	(6,700,243)
Advance billings on customer contracts	25,102,363	-	-
Accounts payable and accrued liabilities	2,316,627	9,503,478	279,982
Net cash provided by (used in) operating activities	38,194,439	(8,890,214)	(13,924,493)
Cash Flows From Investing Activities:			
Additional goodwill from SMS acquisition	(1,056,920)	(595,477)	(38,528)
Proceeds from sale of investment securities	-	-	15,619,084
Proceeds from maturity of investment securities	-	-	465,645
Purchases of property, plant and equipment	(1,226,479)	(1,279,008)	(2,487,326)
Proceeds from sale of property, plant and equipment	47,778	1,077,018	134,975
Proceeds from sale of non-operating land	-	49,000	811,175
Other, principally change in non current other assets	3,590	6,979	(179,815)
Net cash (used in) provided by investing activities	(2,232,031)	(741,488)	14,325,210
Cash Flows From Financing Activities:			
Net short-term bank borrowings	2,000,000	12,500,000	1,000,000
Repayment of long-term debt	(4,629,757)	(3,922,350)	(3,815,845)
Proceeds from the exercise of stock options	-	-	1,420,072
Repurchases of common stock	-	-	(2,523,920)
Stock dividend - cash paid in lieu of fractional shares	-	-	(1,977)
Net cash (used in) provided by financing activities	(2,629,757)	8,577,650	(3,921,670)
Increase (decrease) in cash and cash equivalents	33,332,651	(1,054,052)	(3,520,953)
Cash and cash equivalents at beginning of year	2,928,433	3,982,485	7,503,438
Cash and cash equivalents at end of year	$36,261,084	$ 2,928,433	$ 3,982,485

See accompanying notes to consolidated financial statements.

SPARTON CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareowners' Equity

	Common Stock Shares	Common Stock Amount	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
Balance at July 1, 2006	9,392,305	$11,740,381	$15,191,990	$70,183,104	$ (265,097)	$ 96,850,378
Stock dividend (5% declared October 25, 2006)	466,365	582,956	3,404,465	(3,989,398)		(1,977)
Stock options exercised, net of common stock surrendered to facilitate exercise	245,581	306,977	1,113,095			1,420,072
Repurchases of common stock as part of 2005 share repurchase program	(292,744)	(365,930)	(463,554)	(1,694,436)		(2,523,920)
Share-based compensation			228,101			228,101
Comprehensive income (loss), net of tax:						
Net loss				(7,768,627)		(7,768,627)
Reclassification adjustment for net loss realized and reported in net loss					284,097	284,097
Net unrealized loss on equity investment					(19,000)	(19,000)
Comprehensive loss						(7,503,530)
Adjustment to initially apply SFAS No. 158, net of tax					(1,989,453)	(1,989,453)
Balance at June 30, 2007	9,811,507	12,264,384	19,474,097	56,730,643	(1,989,453)	86,479,671
Share-based compensation			176,384			176,384
Comprehensive income (loss), net of tax:						
Net loss				(13,138,292)		(13,138,292)
Change in unrecognized pension costs					(2,658,009)	(2,658,009)
Comprehensive loss						(15,796,301)
Balance at June 30, 2008	9,811,507	12,264,384	19,650,481	43,592,351	(4,647,462)	70,859,754
Effect of changing the pension plan measurement date in applying SFAS No. 158, net of tax (Note 6)				(252,503)	(143,217)	(395,720)
Share-based compensation			194,815			194,815
Restricted stock grant issued	140,000	175,000	(175,000)			-
Comprehensive income (loss), net of tax:						
Net loss				(15,753,456)		(15,753,456)
Change in unrecognized pension costs					(9,992)	(9,992)
Comprehensive loss						(15,763,448)
Balance at June 30, 2009	9,951,507	$12,439,384	$19,670,296	$27,586,392	$(4,800,671)	$54,895,401

See accompanying notes to consolidated financial statements.

SPARTON CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The consolidated financial statements include the accounts of Sparton Corporation and subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and accounts have been eliminated. Certain reclassifications of prior year amounts have been made to conform to the current year presentation. The terms "Sparton," the "Company," "we," "us," and "our" refer to Sparton Corporation and subsidiaries.

In preparing these financial statements, we have evaluated, for potential recognition or disclosure, events or transactions subsequent to the most recent balance sheet date through September 15, 2009, the issuance date of these financial statements.

Operations - The Company operates in one line of business, electronic manufacturing services (EMS). The Company provides design and electronic manufacturing services, which include a complete range of engineering, pre-manufacturing and post-manufacturing services. Capabilities range from product design and development through aftermarket support. All of the Company's facilities are registered to ISO standards, including 9001 or 13485, with most having additional certifications. Products and services include complete "Device Manufacturing" products for Original Equipment Manufacturers, microprocessor-based systems, transducers, printed circuit boards and assemblies, sensors and electromechanical devices. Markets served are in the government, medical/scientific instrumentation, aerospace, and other industries, with a focus on regulated markets. The Company also develops and manufactures sonobuoys, anti-submarine warfare (ASW) devices, used by the U.S. Navy and other free-world countries. Many of the physical and technical attributes in the production of sonobuoys are similar to those required in the production of the Company's other electrical and electromechanical products and assemblies.

Use of estimates - The Company's consolidated financial statements are prepared in accordance with GAAP. These accounting principles require management to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

Revenue recognition - The Company's net sales are comprised primarily of product sales, with supplementary revenues earned from engineering and design services. Standard contract terms are FOB shipping point. Revenue from product sales is generally recognized upon shipment of the goods; service revenue is recognized as the service is performed or under the percentage of completion method, depending on the nature of the arrangement. Costs and fees billed under cost-reimbursement-type contracts are recorded as sales. Long-term contracts relate principally to government defense contracts. These government defense contracts are accounted for based on completed units accepted and their estimated average contract cost per unit. At June 30, 2009, current liabilities include billings in excess of costs of $25.1 million on government contracts. Sales related to these billings are recognized based upon completed units accepted and are not recognized at the time of billings. A provision for the entire amount of a loss on a contract is charged to operations as soon as the loss is identified and the amount is reasonably determinable. Shipping and handling costs are included in costs of goods sold.

Accounts receivable, credit practices, and allowance for probable losses - Accounts receivable are customer obligations generally due under normal trade terms for the industry. Credit terms are granted and periodically revised based on evaluations of the customers' financial condition. The Company performs ongoing credit evaluations of its customers, and although the Company does not generally require collateral, letters of credit or cash advances may be required from customers in order to support accounts receivable in certain circumstances. Historically, a majority of receivables from foreign customers have been secured by letters of credit or cash advances.

The Company maintains an allowance for probable losses on receivables for estimated losses resulting from the inability of its customers to make required payments. The allowance is estimated based on historical experience of write-offs, the level of past due amounts (i.e., amounts not paid within the stated terms), information known about specific customers with respect to their ability to make payments, and future expectations of conditions that might impact the collectibility of accounts. When management determines that it is probable that an account will not be collected, all or a portion of the amount is charged against the allowance for probable losses.

Fair value of financial instruments - The fair value of cash and cash equivalents, trade accounts receivable, short-term bank borrowings, and accounts payable approximate their carrying value. Cash and cash equivalents consist of demand deposits and other highly liquid investments with an original term when purchased of three months or less. With respect to the Company's long-term debt instruments at June 30, 2009, consisting of industrial revenue bonds, notes payable and bank debt, management believes the aggregate fair value of these financial instruments reasonably approximates their carrying value at that date.

Investment securities - The Company's investment portfolio historically had maturity dates within a year or less. Realized gains and losses on investments were determined using the specific identification method. Investments in debt securities that were not cash equivalents or marketable equity securities had been designated as available for sale. Those securities, all of which were investment grade, were reported at fair value, with net unrealized gains and losses included in accumulated other comprehensive income or loss, net of applicable taxes. Unrealized losses that were other than temporary were recognized in earnings. During the year ended June 30, 2007, the Company liquidated its investment securities portfolio.

Other investment - The Company has an active investment in Cybernet Systems Corporation, which is included in other non-current assets and is accounted for under the equity method, as more fully described in Note 3.

Market risk exposure - The Company manufactures its products in the United States and Vietnam, and ceased manufacturing in Canada during the fourth quarter of fiscal 2009. Sales of the Company's products are in the U.S. and Canada, as well as other foreign markets. The Company is subject to foreign currency exchange rate transaction risk relating to intercompany activity and balances, receipts from customers, and payments to suppliers in foreign currencies. Also, adjustments related to the translation of the Company's Canadian and Vietnamese financial statements into U.S. dollars are included in current earnings. As a result, the Company's financial results are affected by factors such as changes in foreign currency exchange rates or economic conditions in the domestic and foreign markets in which the Company operates. However, minimal third party receivables and payables are denominated in foreign currency and the related market risk exposure is considered to be immaterial. Historically, foreign currency gains and losses related to intercompany activity and balances have not been significant. However, due to the greater volatility of the Canadian dollar, the impact of transaction and translation gains and losses significantly increased in fiscal 2009. If the exchange rate were to materially change, the Company's financial position and results of operations could be significantly affected.

The Company has financial instruments that are subject to interest rate risk, as more fully discussed in Note 9, which would adversely impact results of operations should the interest rate significantly increase.

Inventories - Customer orders are based upon forecasted quantities of product, manufactured for shipment over defined periods. Raw material inventories are purchased to fulfill these customer requirements. Within these arrangements, customer demand for products frequently changes, sometimes creating excess and obsolete inventories. When it is determined that the Company's carrying cost of such excess and obsolete inventories cannot be recovered in full, a charge is taken against income and a valuation allowance is established for the difference between the carrying cost and the estimated realizable amount. Conversely, should the disposition of adjusted excess and obsolete inventories result in recoveries in excess of these reduced carrying values, the remaining portion of the valuation allowances is reversed and taken into income when such determinations are made. It is possible that the Company's financial position and results of operations could be materially affected by changes to inventory valuation allowances for excess and obsolete inventories. These valuation allowances totaled $2,763,000 and $3,182,000 at June 30, 2009 and 2008, respectively.

Inventories are valued at the lower of cost (first-in, first-out basis) or market and include costs related to long-term contracts as disclosed in Note 4. Inventories, other than contract costs, are principally raw materials and supplies. The following are the approximate major classifications of inventory, net of progress billings and related valuation allowances, at June 30:

	2009	2008
Raw materials	$29,593,000	$48,237,000
Work in process and finished goods	8,842,000	15,206,000
	$38,435,000	$63,443,000

Work in process and finished goods inventories include $1.8 million and $1.6 million, of completed, but not yet accepted, sonobuoys at June 30, 2009 and 2008, respectively. Inventories were reduced by interim billings to the U.S. government for costs incurred related to long-term contracts, thereby establishing inventory to which the U.S. government then has title, of approximately $5.8 million and $0.8 million, respectively, at June 30, 2009 and 2008. At June 30, 2009, current liabilities includes billings in excess of costs of $25.1 million on government contracts. There were no billings in excess of costs at June 30, 2008. As these billings are in excess of cost, there is no inventory to which the government would claim title and, therefore, no offset to inventory has been made.

Property, plant, equipment and depreciation - Property, plant and equipment are stated at cost less accumulated depreciation. Major improvements and upgrades are capitalized while ordinary repair and maintenance costs are expensed as incurred. Depreciation is provided over estimated useful lives on accelerated methods, except for certain buildings, machinery and equipment with aggregate historical cost at June 30, 2009, of approximately $17,389,000 ($8,044,000 net book value), which are being depreciated on the straight-line method. Estimated useful lives generally range from 5 to 50 years for buildings and improvements, 3 to 16 years for machinery and equipment and 3 to 5 years for test equipment. For income tax purposes, accelerated depreciation methods with minimum lives are utilized.

Long-lived assets - The Company reviews long-lived assets that are not held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined by comparing the carrying value of the assets to their estimated future undiscounted cash flows. If it is determined that an impairment of a long-lived asset has occurred, a current charge to income is recognized. The most recent impairment analysis preformed in the fourth quarter of fiscal 2009 resulted in an impairment charge of $2,112,000, primarily related to the closure of the Jackson, Michigan facility. The Company also has goodwill and other intangibles which are considered long-lived assets. Approximately $23.0 million and $22.4 million in net carrying value of goodwill and other intangibles reflected on the Company's balance sheet as of June 30, 2009 and 2008, respectively, is associated with the acquisition of SMS. For a more complete discussion of goodwill and other intangibles, see Note 13.

Other assets - At June 30, 2009, the Company's Albuquerque and Coors Road properties were classified as held for sale and carried in other current assets in the Company's balance sheet. For a further discussion of these facilities, see Note 14. In addition, included in other current assets as of June 30, 2009 and non current assets as of June 30, 2008, was $1.2 million and $2.0 million, respectively, of defective inventory materials and related validation costs for which the Company is seeking reimbursement from other parties, which is described in Note 10.

Deferred income taxes - Deferred income taxes are based on enacted income tax rates in effect on the dates temporary differences between the financial reporting and tax bases of assets and liabilities are expected to reverse and tax credit carryforwards are utilized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. A valuation allowance of approximately $10 million was established at June 30, 2008 against the Company's net deferred income tax asset. During fiscal 2009 the valuation allowance was increased for additional deferred tax assets resulting from current period losses as well as an offset to the remaining net asset. The result after the valuation allowance is a net deferred tax liability associated with the amortization of goodwill. The Company will monitor its tax position and adjust the valuation allowance as appropriate. In the event a loss is incurred in a given quarter, the increase to the deferred tax asset will be offset by an adjustment to the valuation allowance. If future levels of taxable income in the United States are not consistent with our expectations, we may need to increase, or decrease, the valuation allowance. For further discussion on income taxes see Note 7.

Supplemental cash flows information - Supplemental cash and noncash activities for the fiscal years 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Net cash paid (received) during the year for:			
Income taxes	$ 243,000	$ (797,000)	$ (214,000)
Interest (including $2,000, $11,000 and $60,000 of capitalized interest in fiscal 2009, 2008 and 2007)	$1,496,000	$1,119,000	$1,105,000
Noncash investing and financing transactions:			
Goodwill recorded as additional business acquisition cost	$1,029,000	$1,057,000	$ 596,000

During the years ended June 30, 2009, 2008 and 2007, the Company recorded accounts payable and additional goodwill as noted above in recognition of the amounts determined to be earned by the sellers of SMS as contingent purchase consideration, as described in Notes 9 and 13. The amounts were paid in the following year.

Earnings (loss) per share - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, excluding nonvested restricted shares. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding plus common share equivalents calculated for stock options and restricted common stock outstanding using the treasury stock method.

Due to the Company's reported net losses for the fiscal years ended 2009, 2008 and 2007, all share-based awards outstanding, totalling 184,127, 223,385 and 300,303 stock options, respectively, and 93,334 shares of unvested restricted stock at June 30, 2009, were excluded from the computation of diluted earnings per share for those periods, as their inclusion would have been anti-dilutive.

Basic and diluted earnings (loss) per share were computed based on the following shares outstanding during each of the years ended June 30:

	2009	2008	2007
Weighted average shares outstanding	9,811,635	9,811,507	9,817,972
Effect of dilutive share-based awards	-	-	-
Weighted average diluted shares outstanding	9,811,635	9,811,507	9,817,972
Basic and diluted earnings (loss) per share	$(1.61)	$(1.34)	$(0.79)

On October 25, 2006, Sparton's Board of Directors approved a 5% common stock dividend. Eligible shareowners of record on December 27, 2006, received the stock dividend on January 19, 2007. To record the stock dividend, an amount equal to the fair market value of the common stock issued was transferred from retained earnings ($3,989,000) to common stock ($583,000) and capital in excess of par value ($3,404,000), with the balance ($2,000) paid in cash in lieu of fractional shares of stock. All average outstanding shares and per share information were restated in prior years to reflect the impact of stock dividends.

Research and development expenditures - During fiscal 2009 and 2008, there were no expenditures for research and development (R&D) not funded by customers. R&D not funded by customers amounted to approximately $303,000 in fiscal 2007. These expenses are included in selling and administrative expenses. Customer funded R&D costs are generally not considered material, are usually part of a larger production agreement, and as such are included in both sales and costs of goods sold.

Foreign currency translation and transactions - For purposes of translating the financial statements of the Company's Canadian and Vietnamese operations, the U.S. dollar is considered the functional currency. Related translation adjustments, along with gains and losses from foreign currency transactions, are included in current earnings and, in the aggregate, amounted to (loss) income of $(1,355,000), $64,000, and $266,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

Common stock repurchases - The Company records common stock repurchases at cost. The excess of cost over par value is first allocated to capital in excess of par value based on the per share amount of capital in excess of par value for all outstanding shares, with the remainder charged to retained earnings. Effective September 14, 2005, the Board of Directors authorized a publicly-announced common share repurchase program for the repurchase, at the discretion of management, of up to $4 million of shares of the Company's outstanding common stock in open market transactions. For fiscal years ended June 30, 2007 and 2006, 292,744 shares and 39,037 shares were repurchased for cash of approximately $2,524,000 and $363,000, respectively. As of the program's September 14, 2007 expiration date, repurchased shares totaled 331,781, at a cumulative cost of approximately $2,887,000. The weighted average share prices for each individual month's activity ranged from $8.43 to $8.75 per share and from $8.38 to $10.18 per share, respectively, for those fiscal years. Included in the fiscal 2007 activity was the repurchase of 199,356 shares for cash of approximately $1,703,000 concurrent with the coordinated exercise in the second quarter of common stock options held by Sparton officers, employees, and directors. Repurchased shares are retired. No shares were repurchased during fiscal 2009 or 2008.

New accounting standards - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.* On July 1, 2009, the FASB completed the FASB Accounting Standards Codification, (the "FASB Codification"), as the single source of authoritative U.S. generally accepted accounting principles (GAAP), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. The FASB Codification reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. The FASB Codification is effective for interim and annual financial statement periods ending after September 15, 2009, which means that we will begin to use the FASB Codification in the first interim quarter of fiscal 2010. The FASB Codification is not intended to change U.S. GAAP and will have no impact on our consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way we reference authoritative accounting pronouncements in our future financial statements and other disclosure documents.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, to incorporate the accounting and disclosure requirements for subsequent events into U.S. GAAP. Prior to the issuance of the statement, these requirements were included in the auditing standards in AICPA AU section 560, *Subsequent Events*. SFAS No. 165 introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance-sheet date but before the financial statements are issued or are available to be issued. According to Statement 165, financial statements are issued when they are widely distributed to shareholders or other users in a form and format that complies with GAAP. This definition is consistent with that expressed by the SEC in EITF Topic D-86, *Issuance of Financial Statements*. Financial statements are available to be issued when they are completed in a form and format that comply with GAAP and when all approvals necessary for issuance have been obtained. Subsequent events within the scope of other applicable GAAP are accounted for under those standards, including but not limited to FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes*, SFAS No. 128, *Earnings per Share*, and SFAS No. 5, *Accounting for Con-*

tingencies. SFAS No. 165 prohibits an entity from recognizing in its financial statements the effects of subsequent events that provide evidence about conditions that did not exist at the balance-sheet date. Although it introduces new terminology, SFAS No. 165 does not change the requirements for recognition and disclosure that currently exist. SFAS No. 165 requires entities to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or were available to be issued. Entities must also disclose the nature and financial statement effect of nonrecognized subsequent events if the omission of such disclosure would cause the financial statements to be misleading. If an entity cannot estimate the financial statement effect of these events, that fact should be disclosed along with the nature of each event. SFAS 165 was first adopted by Sparton in these financial statements and its adoption did not have a significant impact on our consolidated financial statements.

On December 30, 2008, the FASB issued Staff Position FSP 132(R)-1, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to improve disclosures about plan assets in an employer's defined benefit pension or other postretirement plans, including the basis for investment allocation decisions, expanded major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for a period, and significant concentrations of risk within plan assets. The provisions of FSP 132(R)-1 are effective for Sparton's fiscal year ending on June 30, 2010, with early application permitted. Because the "other" or "alternative" investments category as a percentage of the total plan assets of Sparton's pension plan are not significant, management does not believe that early implementation of these additional disclosures will be a critical element in significantly enhancing users' ability to evaluate the nature and risks of invested plan assets, significant investment strategies, or the relative reliability of fair value measurements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*" (FSP EITF 03-6-1). FSP EITF 03-6-1 establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities as defined in Emerging Issues Task Force (EITF) Issue No. 03-6, "*Participating Securities and the Two-Class Method under FASB Statement No. 128*" (FASB No. 128), and should be included in the computation of earnings per share pursuant to the two-class method as described in FASB No. 128, "*Earnings per Share*". FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years, which for Sparton would be effective for the first quarter of fiscal 2010. All prior-period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. Early application is not permitted. We are currently evaluating the impact that the adoption of FSP EITF 03-6-1 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for Sparton beginning on July 1, 2009 (fiscal 2010) and is applicable only to transactions occurring after that effective date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS No. 160). SFAS No. 160 clarifies that a noncontrolling or minority interest in a subsidiary is considered an ownership interest and, accordingly, requires all entities to report such interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 is not relevant to the Company at this time, but would become so if the Company were to enter into an applicable transaction by or after the effective date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides reporting entities the one-time election (the "fair value option") to measure financial instruments and certain other items at fair value. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Both SFAS No. 159 and SFAS No. 157 were effective for financial statements issued by Sparton for the first interim period of fiscal 2009. The adoption of SFAS No. 159 had no significant impact on the Company's consolidated financial statements. The Company did not elect the fair value option for any of its financial assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-2. This FSP delays the effective date of SFAS No. 157 until fiscal 2010 for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. Through June 30, 2009, SFAS No. 157 had no effect on the Company's consolidated results of operations or financial position with respect to its financial assets and liabilities. Effective July 1, 2009, the Company will apply the fair value measurement and disclosure provisions of SFAS No. 157 to its nonfinancial assets and liabilities measured on a nonrecurring basis. Such application is not expected to have a material impact on the Company's consolidated results of operations or financial position.

The Company measures the fair value of the following on a nonrecurring basis: (1) long-lived assets and other intangibles, which include customer relationship and non-compete agreements, and (2) the reporting unit under step one of the Company's periodic goodwill impairment test.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement is intended to improve financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of its balance sheet date. Prior accounting standards required an employer to recognize on its balance sheet an asset or liability arising from a defined benefit postretirement plan, which generally differed from the plan's overfunded or underfunded status. SFAS No. 158 was effective for Sparton's fiscal year ended June 30, 2007, except for the change in the measurement date which is effective for Sparton this fiscal year ended June 30, 2009 as further discussed in Note 6. An increase in accumulated other comprehensive loss reflecting the amount equal to the difference between the previously recorded pension asset and the current funded status (adjusted for income taxes) as of June 30, 2007, the implementation date, was initially recorded by the Company. The resulting decrease to shareowners' equity on that date totaled approximately $1,989,000 (net of tax benefit of $1,025,000). See Notes 2 and 6 of this report for further information and the fiscal 2009 and 2008 effects. Effective this fiscal year ended June 30, 2009, Sparton's measurement date was changed from the previously effective date of March 31 to June 30, which is both the Sparton Corporation Pension Plan year end as well as Sparton's fiscal year end. The effect of the measurement date change was approximately $253,000, which was a direct charge to retained earnings in the fourth quarter, as described further in Note 6.

2. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income (loss) as well as unrealized gains and losses, net of tax, on investment securities owned and investment securities held by an investee accounted for by the equity method, as well as certain changes (that began in fiscal 2008) in the funded status of the Company's pension plan, which are excluded from operating results. Unrealized investment and actuarial gains and losses and certain changes in the funded status of the pension plan, net of tax, are excluded from net income (loss), but are reflected as a direct charge or credit to shareowners' equity. Comprehensive income (loss) and the related components, net of tax, are disclosed in the accompanying consolidated statements of shareowners' equity for each of the years ended June 30, 2009, 2008, and 2007, and are summarized as follows:

	2009	2008	2007
Net loss	$(15,753,000)	$ (13,138,000)	$(7,769,000)
Other comprehensive income (loss), net of tax			
Investment securities owned	-	-	284,000
Investment securities held by investee accounted for by the equity method	-	-	(19,000)
Pension experience loss	(1,482,000)	(2,817,000)	-
Change in unrecognized pension costs	1,472,000	159,000	-
	(10,000)	(2,658,000)	265,000
Comprehensive loss	$(15,763,000)	$(15,796,000)	$(7,504,000)

The change in unrecognized pension costs during fiscal 2009 and 2008, is net of the effect of allocations of $229,000 and $1,342,000, respectively, related to increases in the deferred tax asset valuation allowance, as described further in Note 7.

At June 30, 2009 and 2008, shareowners' equity reported on the consolidated balance sheets includes accumulated other comprehensive loss, net of tax, which consists solely of the sum of the unrecognized prior service cost and net unrecognized loss of the Company's defined benefit pension plan, including a direct increase of $143,000 in fiscal 2009 recognized pursuant to the transitional measurement date provisions of SFAS No. 158 described in Note 6, as follows:

	2009	2008
Net actuarial loss	$4,801,000	$4,265,000
Prior service cost	-	382,000
	$4,801,000	$4,647,000

During fiscal 2009 and 2008, the pension plan sustained an adverse experience loss, principally due to a significant decline in the plan assets' investment return compared to the amounts previously assumed. In addition, lump-sum distributions made during each year further reduced the fair value of plan assets at the measurement date. At June 30, 2009 and 2008, amounts are net of tax of $91,000 and $360,000, respectively, as the assumed tax benefits have been eliminated as a result of the allocations of deferred income tax valuation allowances established in light of the current uncertainty of the realization of those benefits.

3. INVESTMENT SECURITIES

The Company liquidated its investment securities portfolio during the fiscal year ended June 30, 2007. The Company had no purchases of, proceeds from, or realized and unrealized gains or losses related to investment securities in fiscal 2009 or 2008.

In June 1999, the Company purchased a 14% interest (12% on a fully diluted basis) in Cybernet for $3,000,000, which included a seat on Cybernet's three member Board of Directors. Cybernet is a developer of hardware, software, next-generation network computing, and robotics products. It is located in Ann Arbor, Michigan. The investment is accounted for under the equity method and is included in other non current assets on the balance sheet. At June 30, 2009 and 2008, the Company's investment in Cybernet amounted to $1,916,000 and $1,975,000, respectively, representing its equity interest in Cybernet's net assets plus $770,000 of goodwill. The use of the equity method requires Sparton to record its share of Cybernet's income or loss in earnings ("Equity income/loss in investment") in Sparton's statements of operations with a corresponding increase or decrease in the investment account ("Other non current assets") in Sparton's balance sheets. In addition, Sparton's share of any unrealized gains (losses) on available-for-sale securities held by Cybernet would be carried in accumulated other comprehensive income (loss) within the shareowners' equity section of Sparton's balance sheets. There were no unrealized gains or losses at June 30, 2009 or 2008, as Cybernet liquidated these investments during fiscal 2007.

4. LONG-TERM CONTRACTS

Government contracts allow Sparton to submit for reimbursement progress billings, which are against inventory purchased by the Company for the contract, throughout the performance of the job. Inventories include costs of approximately $5,878,000 and $6,378,000 at June 30, 2009 and 2008, respectively, related to long-term contracts, reduced by progress billings of approximately $5,791,000 and $794,000, respectively, submitted to the U.S. government.

5. SHARE-BASED AWARDS

The Company maintains a common stock incentive plan (the "Plan") which provides for the granting of common stock options, restricted stock and other share-based awards to key employees and non-employee directors. The Plan's termination date with respect to the granting of new awards is October 27, 2009.

Compensation expense is measured on the grant date, based on the fair value of the award calculated at that date, and is recognized over the employee's requisite service period, which generally is the award's vesting period. Fair value of stock option awards is calculated using the Black-Scholes option pricing model, whereas fair value of restricted stock awards is based upon the quoted market share price of the Company's common stock on its grant date.

The following table presents share-based compensation expense and related components for the fiscal years ended June 30, 2009, 2008, and 2007, respectively:

	2009	2008	2007
Share-based compensation expense:			
Stock options	$ 31,000	$176,000	$228,000
Restricted stock	164,000	-	-
Total share-based compensation expense	$195,000	$176,000	$228,000
Related tax benefit	-	-	$27,000

As of June 30, 2009, unrecognized compensation costs related to nonvested awards amounted to $164,000:

	Unrecognized compensation costs	Remaining weighted-average number of years to expense
Nonvested stock options	$ 26,000	1.00
Nonvested restricted stock	138,000	1.49
Total nonvested awards	$164,000	1.19

Common Stock Options:

The Company has an incentive stock plan under which 970,161 authorized and unissued common shares, which includes 760,000 original shares adjusted by 210,161 shares for the subsequent declaration of stock dividends, were reserved for option grants to key employees and directors at the fair market value of the Company's common stock at the date of the grant. Options granted to date have either a five or ten-year term and become vested and exercisable cumulatively beginning one year after the grant date, in four equal annual installments. Options may terminate before their expiration dates if the optionee's status as an employee is terminated, retired, or upon death.

Employee stock options, which are granted by the Company pursuant to this plan, which was last amended and restated on October 24, 2001, are structured to qualify as "incentive stock options" (ISOs). Stock options granted to non-employee directors are non-qualified stock options (NQSO's). Under current federal income tax regulations, the Company does not receive a tax deduction for the issuance, exercise or disposition of ISOs if the employee meets certain holding period requirements. If the employee does not meet the holding period requirement a disqualifying disposition occurs, at which time the Company can receive a tax deduction. The Company does not record tax benefits related to ISOs unless and until a disqualifying disposition occurs. In the event of a disqualifying disposition, the entire tax benefit is recorded as a reduction of income tax expense. Excess tax benefits (where the tax deduction exceeds the recorded compensation expense) are credited to "capital in excess of par value" in the consolidated statement of shareowners' equity and tax benefit deficiencies (where the recorded compensation expense exceeds the tax deduction) are charged to "capital in excess of par value" to the extent previous excess tax benefits exist.

In general, the Company's policy is to issue new shares upon the exercise of stock options. A summary of option activity under the Company's stock option plan for each of the years ended June 30, 2009, 2008 and 2007 is presented below. The intrinsic value of a stock option reflects the difference between the market price of the share under option at the measurement date (i.e., date of exercise or date outstanding in the table below) and its exercise price. Stock options are excluded from this calculation if their exercise price is above the stock price of the share under option at the measurement date. The aggregate intrinsic value of options outstanding, which includes options exercisable, at June 30, 2009, was $0, as all options, both outstanding and exercisable, had an exercise price above the market price of the share under option at that date. The exercise price of stock options outstanding at June 30, 2009, ranged from $6.52 to $8.57. All options presented have been adjusted to reflect the impact of all 5% common stock dividends declared. No stock options were granted in fiscal 2009 or 2008.

	Total Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at June 30, 2006	542,924	$6.69	3.59	$817,000
Granted	26,250	$8.48		
Exercised	(250,156)	$5.73		$645,000
Forfeited or expired	(18,715)	$6.22		
Outstanding at June 30, 2007	300,303	$7.82	5.74	$66,000
Granted	-			
Exercised	-			
Forfeited or expired	(76,918)	$6.66		
Outstanding at June 30, 2008	223,385	$8.22	6.65	-
Granted	-			
Exercised	-			
Forfeited or expired	(39,258)	$8.19	-	
Outstanding at June 30, 2009	184,127	$8.23	5.67	-

The weighted average exercise price and the grant date average fair value, calculated using the Black-Scholes model, are reflected in the table below.

	Exercisable options			Nonvested options		
Options Outstanding at:	Number of Shares	Wtd. Avg. Exercise Price	Grant Date Avg. Fair Value [(1)]	Number of Shares	Wtd. Avg. Exercise Price	Grant Date Avg. Fair Value [(1)]
June 30, 2007	194,166	$7.43	$4.19	106,137	$8.55	$4.90
June 30, 2008	164,146	$8.11	$4.72	59,239	$8.54	$4.86
June 30, 2009	173,627	$8.21	$4.63	10,500	$8.48	$4.75

	Shares remaining available for grant
As of June 30, 2007	193,688
As of June 30, 2008	270,606
As of June 30, 2009	169,864

Under SFAS No. 123(R), fair value was estimated at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions for the options granted during the years ended June 30:

	2009	2008	2007 [1]
Expected option life	-	-	10 yrs
Expected volatility	-	-	32.2%
Risk-free interest rate	-	-	4.7%
Cash dividend yield	-	-	0.0%
Weighted average grant date fair value	-	-	$4.75

[1] Black-Scholes assumptions information: Expected life is the time until expiration of the options, which is consistent with the timing of the exercise of options historically experienced by the Company. The expected volatility is based on a 10-year look-back of average stock prices which is consistent with the current exercise life of options awarded. Risk free interest rate is based upon the yield on 10-year treasury notes. Cash dividend yield has been set at zero, as the Company has not historically declared or paid cash dividends on a regularly scheduled basis. Grant date average fair value and weighted average grant date fair value have not been adjusted for stock dividends previously distributed.

Restricted Stock Awards:

Effective April 1, 2009, 20,000 shares of restricted common stock, with a market price on that date of $1.58, were awarded and issued to Sparton's newly appointed Chief Financial Officer. The 20,000 shares of restricted stock vest in the following manner: 3,400 vest on October 1, 2009; 3,200 vest on April 1, 2010; 6,600 vest on April 1, 2011 and 6,800 vest on April 1, 2012. The issued shares have all rights of ownership, including receipt of dividends, except they may not be sold or transferred until the conclusion of each vesting period. The fair value of the award was equal to the quoted value of the Company's common stock on the grant date.

On November 24, 2008, 120,000 shares of restricted common stock, with a market price on that date of $2.25, were awarded and issued to Sparton's Chief Executive Officer. The 120,000 shares of restricted stock vest in the following manner: 46,666 vested on June 30, 2009; 46,666 vest on June 30, 2010; and 26,668 vest on June 30, 2011. The issued shares have all rights of ownership, including receipt of dividends, except they may not be sold or transferred until the conclusion of each annual vesting period. The fair value of the award was equal to the quoted value of the Company's common stock on the grant date.

A summary of the change and status of the Company's nonvested shares at June 30, 2009 is presented below:

	Number of Shares	Wtd. Avg. Fair Value
Nonvested at July 1, 2008	-	-
Granted and issued	140,000	$2.15
Vested	(46,666)	$2.25
Forfeited	-	-
Nonvested at June 30, 2009	93,334	$2.10

After the issuance of the 140,000 shares of restricted stock, 169,864 shares remain available under the Company's stock incentive plan for future grant.

6. EMPLOYEE RETIREMENT BENEFIT PLANS

Defined Pension Benefit Plan

Prior to March 31, 2000, the Company maintained a contributory defined benefit pension plan covering certain salaried and hourly U.S. employees. Pension benefits were based on years of credited service. Additional benefits were available to contributory participants based upon their years of contributory service and compensation.

Effective April 1, 2000, the Company amended its defined benefit retirement plan for U.S. employees to determine future benefits using a cash balance formula. On March 31, 2000, credited and contributory credited service under the plan's previous formula were frozen and the benefit amount changed to be based on the final 5 years' average compensation. Under the cash balance formula, each participant has an account which is credited yearly with 2% of their salary, as well as the interest earned on their previous year-end cash balance. In addition, a transition benefit was added to address the shortfall in projected benefits that some eligible employees could experience. The Company's policy is to fund the plan based upon legal requirements and tax regulations.

On February 12, 2009, the Company announced that it would freeze participation and the accrual of benefits in the Sparton Corporation Pension Plan, effective April 1, 2009, at which time all participants became fully vested. As a result of this freeze, actuarial calculations for fiscal 2009 were updated with an effective date of February 28, 2009. Based on this actuarial calculation, a $333,000 curtailment charge was recognized during the year ended June 30, 2009, related to the acceleration of all remaining prior service costs previously being amortized over future periods. In addition, lump-sum benefit distributions during fiscal 2009 exceeded plan service and interest costs, resulting in a lump-sum settlement charge of $1,133,000 also being recognized during the year ended June 30, 2009.

The Company's investment policy is based on a review of the actuarial and funding characteristics of the plan. Capital market risk and return opportunities are also considered. The investment policy's primary objective is to achieve a long-term rate of return consistent with the actuarially determined requirements of the plan, as well as maintaining an asset level sufficient to meet the plan's benefit obligations. A target allocation range between asset categories has been established to enable flexibility in investment, allowing for a better alignment between the long-term nature of pension plan liabilities, invested assets, and current and anticipated market returns on those assets. The weighted average expected long-term rate of return is based on a fiscal fourth quarter 2008 review of such rates.

Below is a summary of pension plan asset allocations, along with expected long-term rates of return as of June 30, 2009, by asset category. Equity securities include 355,259 shares and 381,259 shares of Sparton common stock valued at $1,030,251 and $1,601,000 at June 30, 2009 and 2008, respectively, which represents 49% and 37% of the total investment in equity securities at those dates.

	Weighted Average Allocation for the year ended June 30			Weighted Average Expected Long-term Rate of Return as of June 30, 2009
	Target	Actual		
Asset Category:	**2009**	**2009**	2008	
Equity securities	40-70%	42%	50%	9.2%
Fixed income (debt) securities	30-60%	56%	45%	4.2%
Cash and cash equivalents	0-10%	2%	5%	2.9%
		100%	100%	

The weighted average assumptions used to determine benefit obligations and net periodic benefit cost for fiscal 2009, 2008 and 2007 were as follows:

	Benefit Obligation			Benefit Cost		
	2009	2008	2007	**2009**	2008	2007
Discount rate (1)	6.40%	6.50%	6.00%	6.75%	6.00%	6.00%
Expected return on plan assets	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase (2)	0.00%	4.00%	4.25%	4.00%	4.25%	4.25%

1) In fiscal 2009, a discount rate of 6.50% was used through February 28, 2009, the date the plan was frozen; a discount rate of 6.75% was used the remainder of fiscal 2009.
2) As of June 30, 2009, the rate of compensation increase for calculation of the benefit obligation was 0.0% due the freezing of the plan as of February 28, 2009.

Prior to July 1, 2008, March 31 was used as the measurement date for the defined benefit plan. In accordance with the measurement date requirements of SFAS No. 158, beginning with fiscal 2009, a June 30 measurement date was elected for our defined benefit pension plan using a 15 month net periodic benefit cost based on the March 31, 2008 actuarial valuation ("alternative transition method"). Accordingly, one-fifth of the net periodic benefit cost for such 15-month period, net of tax, has been allocated as a direct adjustment to retained earnings in the amount of $253,000 in accordance with the transition provisions of the standard to reflect the change in measurement dates. In addition, to the extent the net periodic benefit cost included amortization of unrecognized actuarial losses and prior service cost, which were previously recognized as a component of accumulated other comprehensive loss at June 30, 2008, at that date there was also a direct charge to accumulated other comprehensive loss, net of tax, of $143,000.

Net periodic pension expense of $985,000, $639,000, and $497,000 was recognized in fiscal 2009, 2008 and 2007, respectively. During fiscal 2009, a curtailment charge of $333,000 was recognized as a result of the February freezing of benefits under the plan, as previously discussed. During fiscal 2009 and 2007, an additional settlement loss of $1,133,000 and $922,000, respectively, was recognized in connection with lump-sum benefit distributions. Substantially all plan participants elect to receive their retirement benefit payments in the form of lump-sum settlements. Pro rata settlement losses, which can occasionally occur as a result of these lump-sum payments, are recognized only in years when the total of such settlement payments exceed the sum of the service and interest cost components of net periodic pension expense. No settlement expense was recorded in fiscal 2008 as lump-sum payments did not exceed the sum of service and interest costs for the year.

The components of net periodic pension expense for each of these fiscal years were as follows:

	2009	2008	2007
Net periodic pension expense:			
Service cost	$ 350,000	$538,000	$ 493,000
Interest cost	651,000	607,000	633,000
Expected return on plan assets	(474,000)	(746,000)	(867,000)
Amortization of prior service cost	69,000	102,000	101,000
Amortization of unrecognized net actuarial loss	389,000	138,000	137,000
Net periodic pension expense	985,000	639,000	497,000
Curtailment charge	333,000	-	-
Pro rata recognition of lump sum settlements	1,133,000	-	922,000
Total periodic pension expense	$2,451,000	$639,000	$1,419,000

The following tables summarize the changes in benefit obligations, plan assets and funded status of the plan at June 30, 2009 and March 31, 2008 (measurement dates).

	2009	2008
Change in prepaid (accrued) benefit cost:		
Prepaid benefit cost at fiscal year beginning July 1	$ 2,442,000	$ 3,002,000
Net periodic benefit (cost) for fiscal year	(985,000)	(639,000)
Pro rata recognition of lump sum settlements and curtailment charges	(1,466,000)	-
Employer contributions to plan	-	79,000
Effect of measurement date change	(257,000)	-
Prepaid (accrued) benefit cost at fiscal year end on June 30	$ (266,000)	$ 2,442,000
Change in projected benefit obligation:		
Projected benefit obligation at prior measurement date	$ 11,499,000	$ 11,481,000
Service cost	350,000	538,000
Interest cost	651,000	607,000
Actuarial experience and changes in assumptions	(383,000)	(121,000)
Benefits paid	(2,219,000)	(1,006,000)
Effect of measurement date change	296,000	-
Projected benefit obligation at current measurement date	$ 10,194,000	$ 11,499,000
Change in plan assets:		
Fair value of plan assets at prior measurement date	$ 8,935,000	$ 11,469,000
Employer contributions	-	79,000
Actual return on plan assets	(1,680,000)	(1,607,000)
Benefits paid	(2,219,000)	(1,006,000)
Fair value of plan assets at current measurement date	$ 5,036,000	$ 8,935,000
Reconciliation of funded status to amounts reported on balance sheets:		
Projected benefit obligation	$(10,194,000)	$(11,499,000)
Fair value of plan assets	5,036,000	8,935,000
Funded status - net balance sheet liability	$ (5,158,000)	$ (2,564,000)

The amounts recognized in accumulated other comprehensive loss at June 30, 2007 consisted of the adjustment to initially apply SFAS No. 158 at that date in the amount of $3,014,000, less the related deferred tax benefit of $1,025,000, for a net of tax result of $1,989,000 as a reduction of shareowners' equity. During fiscal 2009 and 2008, respectively, adjustments for unrecognized actuarial loss and prior service cost on a pre-tax basis totaled $458,000 and $240,000, which consisted of amortization of net prior service cost of $69,000 and $102,000 and amortization of net actuarial loss of $389,000 and $138,000, pursuant to the Company's historical accounting policy for amortizing such amounts. In addition, during fiscal 2009 and 2008 the plan incurred net unrecognized experience and other losses of $1,914,000 and $2,233,000, respectively. After tax, these amounts resulted in a net increase to accumulated other comprehensive loss of $153,000 and $2,658,000, at June 30, 2009 and 2008, respectively.

The estimated amount that will be amortized from accumulated other comprehensive loss, pre-tax, into net periodic pension cost in fiscal 2010 is expected to total $385,000, consisting entirely of amortization of unrecognized actuarial loss.

Expected benefit payments for the defined benefit plan for the next ten fiscal years are as follows: 2010 - $2,395,000; 2011 - $1,381,000; 2012 - $990,000; 2013 - $807,000; 2014 - $673,000; 2015 - 2019 (in aggregate) - $3,140,000. The accumulated benefit obligation for the defined benefit plan was $10,194,000 and $10,991,000 at June 30, 2009 and 2008, respectively. At June 30, 2009, such obligation is now equal to the projected benefit obligation since as a result of the fiscal 2009 plan curtailment, benefit accruals ceased and all participants became fully vested. A cash contribution in the amount of $79,000 was made during the third quarter of fiscal 2008. Based upon current actuarial calculations and assumptions the pension plan has met all funding requirements and no pension contribution was required during fiscal 2009. For fiscal 2010, a cash contribution of approximately $1,097,000 is anticipated and, accordingly, is reflected as the current portion of the pension liability as of June 30, 2009. Pension contributions currently anticipated to be required to be made are as follows: 2011 - $761,000; 2012 - $832,000; 2013 - $994,000; 2014 - $986,000; 2015 - $901,000.

Defined Contribution Plans

Effective with the April 1, 2000 change in the defined benefit plan, the Company expanded an existing defined contribution plan to cover all U.S. based operating subsidiaries. Through December 31, 2001, the Company matched 50 percent of participants' basic contributions of up to 5 percent of their wages, with the matching contribution consisting of cash. As of January 1, 2002, the matching contribution was increased to 50 percent of participants' basic contributions of up to 6 percent of their wages, with the matching cash contributions directed to be invested in Sparton common stock. During the fiscal years ended 2007 and 2006, approximately 85,000 and 79,000 shares of Sparton common stock, respectively, were purchased by the plan, through the public markets by the trustee, using employer cash contributions. Prior to July 1, 2007, employer contributions were directed to the investment of Sparton common stock, which investment could not be redirected. No employee contributions could be invested in such shares. As of July 1, 2007, a participant's investment in Sparton common stock may be directed, at the participant's election and subject to certain limitations, to other available investment options. Also effective July 1, 2007, at the election of the participant, both employee and employer contributions may be invested in any of the available investment options under the plan, which election options now include Sparton common stock. However, an employee's total investment in Sparton common stock is subject to a 20% limitation of the total value of the participant's account. As of June 30, 2009, approximately 247,000 shares of Sparton common stock were held in the 401(k) plan. Amounts expensed under the plan were approximately $607,000, $814,000 and $704,000 for the years ended June 30, 2009, 2008 and 2007, respectively. As of June 30, 2009, plan assets totaled $14,202,000. Effective with the April 1, 2009 change in the defined benefit plan, the Company suspended its matching contribution in the Sparton Corporation 401(k) plan. While the Company match in this plan is expected to be reinstated, the timing of its reinstatement is as yet uncertain.

Canadian based salaried employees participated in a profit sharing program whereby the Company pays the greater of a) 8% of the net profits of the Canadian facility before taxes, but not greater than 8% of the total earnings of the members of the plan or b) 1% of the earnings of the participants in the plan. Canadian based hourly employees participated in a collectively bargained pension plan whereby the Company contributes $0.45 per hour, up to 2,080 hours annually, for each employee. For fiscal 2009, 2008 and 2007, the Company expensed approximately $30,000, $299,000 and $66,000, respectively, under the two plans.

Prior to July 1, 2007, Sparton Medical Systems, Inc. (SMS), the Company's acquired subsidiary, maintained a separate defined contribution plan, to which no matching contributions were made by Sparton. Therefore, during fiscal 2007, no expense was incurred by the Company under this plan. As of July 1, 2007, employees of Sparton Medical Systems, Inc. were covered under, and participated in, both Sparton's existing defined contribution plan as well as the defined benefit plan.

7. INCOME TAXES

Income (loss) before income taxes by country consists of the following amounts:

	2009	2008	2007
United States	$ (9,930,000)	$(10,281,000)	$(12,198,000)
Canada	(3,921,000)	2,286,000	107,000
Vietnam	(115,000)	58,000	(285,000)
	$(13,966,000)	$ (7,937,000)	$(12,376,000)

The provision (credit) for income taxes consists of the following components:

	2009	2007	2006
Current:			
United States	$ -	$ -	$ (199,000)
Canada	(96,000)	143,000	-
State and local	-	(59,000)	(416,000)
	(96,000)	84,000	(615,000)
Deferred:			
United States	1,035,000	5,965,000	(3,992,000)
Canada	848,000	(848,000)	-
	1,883,000	5,117,000	(3,992,000)
	$1,787,000	$ 5,201,000	$(4,607,000)

The consolidated effective income tax (credit) rate differs from the statutory U.S. federal tax rate for the following reasons and by the following percentages:

	2009	2008	2007
Statutory U.S. federal income tax (credit) rate	(34.0)%	(34.0)%	(34.0)%
Significant increases (reductions) resulting from:			
Valuation allowance	45.7	120.6	-
Canadian tax benefits	-	(20.8)	(0.5)
Foreign (income) loss with no tax (expense) benefit	0.3	(0.3)	0.8
Tax exempt income	-	-	(0.2)
State and local income taxes, net of federal benefit	-	(0.9)	(2.2)
Other	0.8	0.9	(1.1)
Effective income tax (credit) rate	12.8%	65.5%	(37.2)%

Significant components of deferred income tax assets and liabilities at June 30, 2009 and 2008, are as follows:

	2009	2008
Deferred tax assets:		
U.S. net operating loss carryovers	$8,476,000	$ 6,979,000
Environmental remediation	1,704,000	1,897,000
Inventories	987,000	820,000
Employment and compensation accruals	629,000	684,000
State tax carryovers	617,000	515,000
Canadian tax benefits	1,915,000	848,000
Equity investment	369,000	349,000
AMT credit carryovers	218,000	218,000
Pension liability	1,663,000	1,702,000
Restructuring accruals	236,000	-
Fixed asset impairment	694,000	-
Other	550,000	423,000
Gross deferred tax assets	18,058,000	14,435,000
Less valuation allowance	(17,369,000)	(10,884,000)
Total deferred tax assets	689,000	3,551,000

Deferred tax liabilities:		
Property, plant and equipment	581,000	649,000
Pension costs	-	830,000
Goodwill and other intangibles	1,065,000	700,000
Other	143,000	75,000
Gross deferred tax liabilities	1,789,000	2,254,000
Net deferred tax (liabilities) assets	$ (1,100,000)	$ 1,297,000

Net deferred income tax assets (liabilities) are included in the balance sheets at June 30, 2009 and 2008, as follows:

	2009	2008
U.S. net deferred income tax assets, current	$ 35,000	$ 252,000
U.S. net deferred income tax (liabilities) assets, non current	(1,135,000)	197,000
Canadian net deferred income tax assets, non current	-	848,000
	$(1,100,000)	$1,297,000

For U.S. income tax purposes, approximately $24,929,000 of net operating loss carryovers are available to offset future Federal taxable income as of June 30, 2009, of which $5,210,000, $9,945,000 and $9,774,000 expire in 2029, 2028 and 2027, respectively. In addition, alternative minimum tax (AMT) credit carryovers of approximately $218,000 are available for U.S. income tax purposes, with an unlimited carryforward period. For state income tax purposes, the Company also has approximately $12,600,000 of net operating loss carryovers, of which $758,000 expire in 2011; $1,485,000 expire in 2012; $889,000 expire in 2013; $466,000 expire in 2014; $247,000 expire in 2026; $4,011,000 expire in 2027; $3,117,000 expire in 2028; and $1,627,000 expire in 2029. While management believes that realization of the deferred tax assets related to these net operating loss and credit carryovers and other net temporary differences is possible, a total valuation allowance of $17,369,000 has been established as of June 30, 2009, against the $18,058,000 available. For financial reporting purposes, valuation allowances related to contribution carryovers and stock options in the amounts of $182,000 and $16,000, respectively, have also been established as of June 30, 2009 and are included within the total valuation allowance figure. The Company recorded a valuation allowance against its net deferred tax asset based on what the Company believes to be realizable. In making such decision the Company considered all available positive and negative evidence, including future reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. The excess tax benefit in the amount of $182,000 related to stock options reporting will be credited to "capital in excess of par value" in the year that the net operating loss carryovers are fully utilized.

Increases to the deferred tax asset valuation allowance in fiscal 2009 and 2008 include $229,000 and $1,342,000, respectively, which amounts were allocated directly to shareowners' equity as charges to the components of accumulated other comprehensive loss.

In prior years, a valuation allowance was established for the deferred tax asset related to available Canadian tax carryovers. During fiscal 2008, the Company generated taxable profits which were offset by allowed carryovers. The remaining deferred tax asset was recorded. Fiscal 2009 again resulted in losses in Canada, and, due to the decision to cease Canadian operations, a full valuation allowance was again recorded.

The Company's operations in Vietnam are subject to a four-year tax holiday from the time the entity begins to generate taxable income, with the possible extension to an eight-year tax holiday. The Company's Vietnamese operations resulted in no taxable income in fiscal 2009 and $58,000 of taxable income in fiscal 2008. Due to the Vietnam tax holiday associated with this facility, no tax benefit is available to be recognized.

Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. Sparton's evaluation was performed for the fiscal years 2005 through 2009, the years which remain subject to examination by major tax jurisdictions as of June 30, 2009. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. It is possible that the Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. Any assessment for interest and/or penalties would be classified in the financial statements as selling and administrative expenses. The Company does not have any amounts accrued for interest and penalties at June 30, 2009, and is not aware of any claims for such amounts by federal or state taxing authorities.

8. LEASES

The Company leases a substantial portion of its production machinery and data processing equipment. Such leases, some of which are noncancelable and in many cases include purchase or renewal options, expire at various dates. Generally, the Company is responsible for maintenance, insurance and taxes relating to these leased assets. Rent expense under agreements accounted for as operating leases was $5,598,000 in fiscal 2009, $5,614,000 in fiscal 2008 and $5,730,000 in fiscal 2007. At June 30, 2009, future minimum lease payments for all noncancelable operating leases totaled $6,926,000, and are payable as follows: 2010 - $3,648,000; 2011 - $1,861,000; 2012 - $1,039,000; 2013 - $252,000; 2014 - $126,000. The Company has minimal capital leases. All non capital leases are accounted for as operating leases, are generally for the use of machinery and equipment, and have monthly payments over a fixed term in equal, non-escalating amounts. Non-escalating items exclude the new lease for office space in Schaumburg, Illinois, which does increase over its six-year lease term. Items under capital leases are included within other assets on the Company's balance sheet, and are amortized over the life of the lease, with $30,000 of capitalized leased equipment and $14,000 of related amortization as of June 30, 2009.

In connection with the Company's relocation of its corporate headquarters to Schaumburg, Illinois effective in fiscal 2010, Sparton entered into a six-year lease agreement in June 2009 for our executive office. The agreement, which will be accounted for as an operating lease, requires the Company to provide for maintenance, insurance and property taxes in addition to minimum monthly base rental which ranges from approximately $9,000 as of July 1, 2009 to approximately $11,000 at lease termination, which future minimum lease payments are included above.

9. BORROWINGS

Short-term debt maturities and line of credit - Short-term debt as of June 30, 2009, includes the current portion of long-term bank loan debt of $2,000,000, the current portion of long-term notes payable of $2,031,000, and the current portion of Industrial Revenue bonds of $111,000. Both the bank loan and the notes payable were incurred as a result of the Company's purchase of SMS in May 2006, and are due and payable in equal installments over the next several years as further discussed below. The Industrial Revenue bonds were assumed at the time of SMS's purchase.

As of June 30, 2009, the Company had available an $18 million, or 80% of eligible receivables, whichever is less, revolving line-of-credit facility ($20 million prior to January 2009) provided by National City Bank to support working capital needs and other general corporate purposes, which was secured by substantially all assets of the Company. Borrowings bear interest at the variable rate of LIBOR plus 500 basis points, which as of June 30, 2009 equaled an effective rate of 5.31% (5.48% as of June 30, 2008). As a condition of the line-of-credit, the Company is subject to compliance with certain customary covenants. The Company did not meet its covenants for any quarter during fiscal 2009, and National City Bank waived its right to accelerate payment of the debt arising from our noncompliance with those covenants for each of those quarters. As of June 30, 2009 and 2008, there was $15.5 million and $13.5 million drawn against the National City Bank credit facility, respectively. Interest accrued on those borrowings amounted to approximately $34,000 and $16,000 as of June 30, 2009 and 2008, respectively. The maturity date for this line-of-credit was extended at various times from its original date of January 2009 to its final August 15, 2009 maturity date. On August 14, 2009, the Company finalized an agreement for replacement financing, as described in Note 15 "Subsequent Events", at which time the current line-of-credit balance of $15.5 million was paid off.

Long-term debt - Long-term debt, all of which arose in conjunction with the SMS acquisition, consists of the following obligations as of June 30, 2009 and 2008, respectively:

	2009	2008
Industrial revenue bonds, face value	$ 2,150,000	$ 2,266,000
Less unamortized purchase discount	122,000	131,000
Industrial revenue bonds, carrying value	2,028,000	2,135,000
Bank term loan	3,400,000	6,000,000
Notes payable	2,031,000	3,953,000
Total long-term debt	7,459,000	12,088,000
Less current portion	4,142,000	4,030,000
Long-term debt, net of current portion	$ 3,317,000	$ 8,058,000

The bank term loan, provided by National City Bank with an original principal of $10 million, is being repaid over five years, with quarterly principal payments of $500,000 which commenced September 1, 2006. This loan bears interest at the variable rate of LIBOR plus 500 basis points, with interest calculated and paid quarterly along with the principal payment. As of June 30, 2009 and 2008, respectively, the effective interest rate equaled 5.31% and 5.48%, with accrued interest of approximately $14,000 and $25,000 at period end, respectively. As a condition of this bank term loan, the Company is subject to compliance with the same covenants that apply to the line-of-credit. As previously discussed, the Company did not meet the covenants any quarter during fiscal 2009, and National City Bank waived its right to accelerate payment of the debt arising from our noncompliance for each of those quarters. This debt is secured by substantially all assets of the Company. In addition, proceeds from the expected sale of the Albuquerque facility (Note 14), as well as the settlement related to defective circuit board litigation (Note 10), were previously assigned to National City Bank to be used to pay down this bank term debt, with the excess, if any, to be returned to the Company for other uses. In December 2008, $600,000 was received related to the circuit board litigation settlement and was applied as payment to the term debt as agreed. On August 14, 2009, the Company paid off this term loan with a cash payment in connection with the replacement credit facility described in Note 15 "Subsequent Events".

The Company assumed repayment of principal and interest on bonds originally issued to Astro Instrumentation, LLC, (Astro) by the State of Ohio. These bonds are Ohio State Economic Development Revenue Bonds, series 2002-4. Astro originally entered into the loan agreement with the State of Ohio for the issuance of these bonds to finance the construction of Astro's current operating facility. The principal amount, including premium, was issued in 2002 and totaled $2,845,000. These bonds have interest rates which vary, dependent on the maturity date of the bonds. Due to an increase in interest rates since the original issuance of the bonds, a discount amounting to $151,000 on the date of assumption by Sparton was recorded.

Scheduled principal maturities on these bonds for each of the six years succeeding June 30, 2009 and thereafter, are summarized as follows:

Year ended June 30	Face Amount	Amortization of Purchase Discount	Carrying Value	Stated Semi-Annual Interest Rate
2010	$ 121,000	$ 10,000	$ 111,000	5.00%
2011	130,000	9,000	121,000	5.00%
2012	136,000	10,000	126,000	5.00%
2013	140,000	9,000	131,000	5.00%
2014	146,000	10,000	136,000	5.00%
2015	161,000	9,000	152,000	5.00%
2016 - 2022	1,316,000	65,000	1,251,000	5.45%
	$2,150,000	$122,000	$2,028,000	

The bonds carry certain sinking fund requirements generally obligating the Company to deposit funds into a sinking fund. The sinking fund requires the Company to make monthly deposits of one twelfth of the annual obligation plus accrued interest. The purchase discount is being amortized ratably over the remaining term of the bonds. Amortization expense for the fiscal years ended June 30, 2009 and 2008 were approximately $9,000 and $10,000, respectively. The Company also has an irrevocable letter of credit in the amount of $284,000, which is renewable annually, to secure repayment of a portion of the bonds.

Two notes payable with initial principal of $3,750,000 each, totaling $7.5 million, are payable to the sellers of Astro now operated under Sparton Medical Systems, Inc. (SMS). These notes are to be repaid over four years, in aggregate semi-annual payments of principal and interest in the combined amount of $1,057,000 on June 1 and December 1 of each year. Payments commenced on December 1, 2006. These notes each bear interest at 5.5% per annum. The notes are proportionately secured by the stock of Astro. As of June 30, 2009 and 2008, there was interest accrued on these notes in the amount of $9,000 and $18,000, respectively.

Additional contingent cash purchase consideration may be paid to the sellers of Astro over the four years following the closing based on 20% of Astro's earnings before interest, depreciation and taxes as defined, and if paid will be added to goodwill. This additional contingent consideration, which is measured beginning with the start of the fiscal year which commenced on July 1, 2006, is based annually on Astro's fiscal 2007-2010 performance. For the years ended June 30, 2009 and 2008, such additional consideration was determined to be earned by the sellers and amounted to approximately $1,029,000 and $1,057,000, respectively, which was accrued for and included in other accrued liabilities at year-end, see Note 13. Payment is generally made in the first quarter of the subsequent year.

Scheduled aggregate principal maturities of all long-term debt for each of the five years succeeding June 30, 2009 and thereafter, is presented below (see Note 15 with respect to the $3.4 million bank term loan settlement on August 14, 2009):

	Total	2010	2011	2012	2013	2014	Thereafter
Maturities	$7,459,000	$4,142,000	$1,521,000	$126,000	$131,000	$136,000	$1,403,000

10. COMMITMENTS AND CONTINGENCIES

Environmental Remediation

One of Sparton's former manufacturing facilities, located in Albuquerque, New Mexico (Coors Road), has been involved with ongoing environmental remediation since the early 1980s. In December 1999, the Company increased its accrual for the cost of addressing environmental impacts associated with its Coors Road facility by $10,000,000 pre-tax. This increase to the accrual was in response to a Consent Decree settling lawsuits, as well as a related administrative enforcement action, and covered costs expected to be incurred over the next thirty years.

At June 30, 2009, Sparton has accrued $5,012,000 as its best estimate of the remaining minimum future undiscounted financial liability with respect to this matter, of which $535,000 is classified as a current liability and included on the balance sheet in other accrued liabilities. The Company's minimum cost estimate is based upon existing technology and excludes legal and related consulting costs, which are expensed as incurred. The Company's estimate includes equipment and operating and maintenance costs for onsite and offsite pump and treat containment systems, as well as continued onsite and offsite monitoring. It also includes periodic reporting requirements.

Factors which cause uncertainties in the Company's environmental cost estimates include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that cash flows and results of operations could be significantly affected by the impact of changes associated with the ultimate resolution of this contingency. Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. It is possible that cash flows and results of operations could be materially affected by the impact of the ultimate resolution of this contingency.

In fiscal 2003, Sparton reached an agreement with the United States Department of Energy (DOE) and others to recover certain remediation costs. Under the settlement terms, Sparton received cash and obtained some degree of risk protection as the DOE agreed to reimburse Sparton for 37.5% of certain future environmental expenses in excess of $8,400,000 incurred from the date of settlement, if any. Since the date of settlement, approximately $2,790,000 has been incurred toward the $8,400,000 threshold as of June 30, 2009.

In 1995, Sparton Corporation and Sparton Technology Inc. (STI), a subsidiary of Sparton Corporation, filed a Complaint in the Circuit Court of Cook County, Illinois, against Lumbermens Mutual Casualty Company and American Manufacturers Mutual Insurance Company demanding reimbursement of expenses incurred in connection with its remediation efforts at the Coors Road facility based on various primary and excess comprehensive general liability policies in effect between 1959 and 1975. In June 2005, Sparton reached an agreement with the insurers under which Sparton received $5,455,000 in cash in July 2005. This agreement reflects a recovery of a portion of past costs the Company incurred in its investigation and site remediation efforts, which began in 1983, and was recorded as income in June of fiscal 2005. In October 2006, an additional one-time recovery of $225,000 was reached with an additional insurance carrier, which was recognized as income in the second quarter of fiscal 2007.

Customer Relationships

In September 2002, STI filed an action in the U.S. District Court for the Eastern District of Michigan to recover certain unreimbursed costs incurred for the acquisition of raw materials as a result of a manufacturing relationship with two entities, Util-Link, LLC (Util-Link) of Delaware and National Rural Telecommunications Cooperative (NRTC) of the District of Columbia. STI was awarded damages in an amount in excess of the unreimbursed costs at the trial concluded in November 2005. As of June 30, 2007, $1.6 million of the deferred costs incurred by the Company were included in other non current assets on the Company's balance sheet. NRTC appealed the judgment to the U.S. Court of Appeals for the Sixth Circuit and on September 21, 2007, that court issued its opinion vacating the judgment in favor of Sparton. Sparton was unsuccessful in obtaining relief from the decision of the U.S. Court of Appeals and accordingly expensed the previously deferred costs of $1.6 million as costs of goods sold, which was reflected in the Company's fiscal 2008 financial results reported for the quarter ended September 30, 2007.

The Company has pending an action before the U.S. Court of Federal Claims to recover damages arising out of an alleged infringement by the U.S. Navy of certain patents held by Sparton and used in the production of sonobuoys. Pursuant to an agreement between the Company and counsel conducting the litigation, a significant portion of the claim will be retained by the Company's counsel in contingent fees if the litigation is successfully concluded. A trial of the matter was conducted by the court in April and May of 2008, and the timing of a decision in this matter is uncertain at this time. The likelihood that the claim will be resolved and the extent of any recovery in favor of the Company is unknown at this time and no receivable has been recorded by the Company.

Product Issues

Some of the printed circuit boards supplied to the Company for its aerospace sales were discovered in fiscal 2005 to be nonconforming and defective. The defect occurred during production at the raw board supplier's facility, prior to shipment to Sparton for further processing. The Company and our customer, who received the defective boards, contained the defective boards. While investigations were underway, $2.8 million of related product and associated incurred costs were initially deferred and classified in Sparton's balance sheet within other non current assets.

In August 2005, Sparton Electronics Florida, Inc. filed an action in the U.S. District Court, Middle District of Florida against Electropac Co. Inc. and a related party (the raw board manufacturer) to recover these costs. A trial was conducted in August 2008 and the trial court made a partial ruling in favor of Sparton; however, the court awarded an amount less than the previously deferred $2.8 million. Following this ruling, a provision for a loss of $0.8 million was established in the fourth quarter of fiscal 2008. Court ordered mediation was conducted following the court's ruling and a settlement was reached in September 2008 for payment to the Company of $2.0 million plus interest. The settlement is secured by a mortgage on real property and a consent judgment. In December 2008, a recovery of $0.6 million against the $2.0 million was received with the remaining balance due in September 2009. In the fourth quarter of fiscal 2009, the Company established a reserve of $0.2 million against the remaining settlement balance. As of June 30, 2009, $1.2 million remains in other current assets in the Company's balance sheet, compared to the $2.0 million reported in other non current assets as of June 30, 2008. The $1.2 million balance is expected to be received in fiscal 2010. Settlement proceeds were previously assigned to National City Bank to pay down bank term debt (as further described in Note 9 to the Consolidated Financial Statements) and are now part of the general collateral underlying Sparton's credit facility. If the defendants are unable to pay the final judgment, our before-tax operating results at that time could be adversely affected by up to $1.2 million.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) - The following unaudited information presents selected financial performance measures by quarter for each of the years ended June 30, 2009 and 2008, respectively:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
2009	$53,995,534	$54,516,566	$54,592,034	$58,766,483
2008	$58,851,863	$54,950,927	$58,138,830	$57,864,363
Gross profit				
2009	$2,382,162	$3,865,686	$5,009,411	$4,447,817
2008	$1,615,546	$3,686,237	$4,734,686	$1,896,204
Loss before tax				
2009	$(3,140,893)	$(2,813,904)	$(580,279)	$(7,431,380)
2008	$(1,973,772)	$(1,676,840)	$(921,208)	$(3,365,472)
Net income (loss)				
2009	$(3,361,893)	$(2,790,904)	$(763,279)	$(8,837,380)
2008	$(1,420,772)	$(1,864,840)	$633,792	$(10,486,472)
Earnings (loss) per share - basic and diluted				
2009	$(0.34)	$(0.28)	$(0.08)	$(0.91)
2008	$(0.14)	$(0.19)	$0.06	$(1.07)

A reserve of $800,000 was established against other deferred assets during the fourth quarter of fiscal 2008. For a further discussion of this legal claim see Note 10. The tax rate used in the prior quarters of fiscal 2009 and 2008 was based on anticipated financial results which did not materialize. The final tax provision calculations, including recording of valuation allowances, greatly affected the final tax expense (benefit) in the fourth quarters of these fiscal years in a manner not previously anticipated. For further discussion on Sparton's effective tax rate, see Note 7.

Translation adjustments for our Canadian and Vietnamese facilities, along with gains and losses from foreign currency transactions, are included in current earnings and, in the aggregate, amounted to pre-tax (loss) income of $(590,000) and $56,000, during the fourth quarter of the fiscal years ended June 30, 2009 and 2008, respectively.

Restructuring activities in fiscal 2009 resulted in $7,008,000 of expense, of which $5,994,000 was incurred in the fourth quarter. Restructuring activity is further discussed in Note 14. In addition, $518,000 of additional pension expense related to lump sum benefit distributions was incurred during the fourth quarter of fiscal 2009.

12. BUSINESS, GEOGRAPHIC, AND SALES CONCENTRATION - Through June 30, 2009, the Company operated in one business segment, electronic manufacturing services (EMS).

Sales to individual customers in excess of 10% of total net sales for the year were as follows:

Customer	2009	2008	2007
Honeywell	19%	17%	18%
Siemens Diagnostic	17%	16%	18%
Bally	*	*	12%

(*) denotes sales were below 10% of total.

In March 2009, we terminated our sales agreement with Honeywell, an aerospace customer with several facilities to which we supplied product. Disengagement procedures and the winding down of our contracts are expected to be complete by September 30, 2009.

Sales to U.S. government agencies, primarily anti-submarine warfare (ASW) devices produced for the Navy, were $32,338,000 in fiscal 2009, $41,905,000 in fiscal 2008, and $24,615,000 in fiscal 2007.

Net sales were made to customers located in the following countries:

	2009	2008	2007
United States	$167,782,000	$175,443,000	$158,234,000
Ireland	21,102,000	24,288,000	24,681,000
Canada [2]	15,525,000	21,506,000	15,053,000
Other foreign countries [1]	17,462,000	8,569,000	2,118,000
Consolidated total	$221,871,000	$229,806,000	$200,086,000

[1] No other single country accounted for 10% or more of export sales in the fiscal years ended 2009, 2008, or 2007.

ASW devices and related engineering contract services to the U.S. government and foreign countries contributed approximately $34,996,000 (16%), $42,348,000 (18%) and $28,637,000 (14%), respectively, to total net sales for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.

The Company's investment in property, plant and equipment, which are located in the United States, Canada and Vietnam, are summarized, net of accumulated depreciation, as follows as of June 30:

	2009	2008
United States [3]	$6,594,000	$13,738,000
Canada [2]	676,000	827,000
Vietnam	2,563,000	2,714,000
Consolidated total	$9,833,000	$17,279,000

[2] As described in Note 14, our Canadian facility was idled May 31, 2009, with remaining customer business and certain assets transferred to our Brooksville, Florida location.

[3] Property, plant and equipment located in the United States shown for fiscal 2009 excludes $5,129,000 of assets held-for-sale in New Mexico, as further discussed in Note 14.

As described in Note 14, a full evaluation of our operations and long term business strategy by Sparton's Chief Executive Officer has been ongoing during fiscal 2009. This evaluation is expected to result in changes to our analysis of how the components of Sparton's business contribute to consolidated operating results and the overall level of disaggregation of reported financial data, including the nature and number of operating segments, disclosure of segment information, and the consistency of such information with internal management reports. Changes resulting from this analysis to the operation and management of our business will be in place for the first time during an entire financial reporting period in fiscal 2010 and, accordingly, expanded segment information in accordance with generally accepted accounting principles will be provided during that interim report.

13. GOODWILL AND OTHER INTANGIBLES - Goodwill and other intangibles related to Sparton Medical Systems, Inc. (SMS) are the result of the purchase which occurred in May 2006. Intangible assets with definite useful lives be amortized over their estimated useful lives to their estimated residual values and are reviewed for impairment whenever events or changes in circumstances indicated their carrying amounts may not be recoverable. Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment, at least annually. Goodwill from Cybernet and SMS were reviewed for impairment during the fourth quarter of fiscal 2009. These reviews resulted in no impairment charges. The next review for impairment is expected to occur in the fourth quarter of fiscal 2010.

The changes in the carrying amounts of goodwill and amortizable intangibles related to the SMS purchase during the years ended June 30, 2009, 2008 and 2007 are summarized as follows:

	Goodwill	Amortizable Intangibles	Total Intangibles
Balance at July 1, 2006	$14,974,000	$6,726,000	$21,700,000
Goodwill additions	634,000	-	634,000
Amortization	-	(482,000)	(482,000)
Balance at June 30, 2007	15,608,000	6,244,000	21,852,000
Goodwill additions	1,057,000	-	1,057,000
Amortization	-	(482,000)	(482,000)
Balance at June 30, 2008	16,665,000	5,762,000	22,427,000
Goodwill additions	1,029,000	-	1,029,000
Amortization	-	(492,000)	(492,000)
Balance at June 30, 2009	$17,694,000	$5,270,000	$22,964,000

Goodwill - Additional goodwill in the amount of $38,000 in fiscal 2007 was recorded as a residual result of the Company's purchase of SMS in May 2006. Further, goodwill in the amounts of $1,029,000, $1,057,000 and $596,000 were recorded in fiscal 2009, 2008 and 2007, respectively, resulting from accrued contingent consideration at those dates, determined to be earned by the sellers of SMS, as described in Note 9. The implied value of goodwill, which is deductible for income tax purposes, is derived from consideration of a number of factors, including the experience of the assembled work force, and related production know-how and technical proficiency in place to support and augment SMS's production, design, and development capabilities in the fluid science and diagnostic laboratory equipment niche of the medical industry in which their customers operate, which management believes favorably positions SMS as a supply source for significant potential new customers seeking to outsource electromechanical contract manufacturing and assembly activities. Goodwill in the amount of $770,000 related to our investment in Cybernet is included with our equity position within other non current assets, as more fully described in Note 3.

Other intangibles - Other intangibles of $6,765,000 were recognized upon the purchase of SMS in May 2006, consisting of intangibles for non-compete agreements of $165,000 and customer relationships of $6,600,000. The customer relationships and noncompetition agreements are being amortized using the straight-line method based on estimated weighted undiscounted cash flows over their estimated useful lives of 4 and 15 years, respectively. The straight-line method is being used to amortize the identified intangibles because the Company does not believe an accelerated pattern of consumption of these assets can be reliably determined, and expected undiscounted cash flows are not expected to decline over the estimated life of the customer relationship intangible.

Amortization of intangible assets is estimated to be approximately $467,000 in fiscal 2010, and approximately $440,000 for each of the subsequent 9 years. Accumulated amortization as of June 30, 2009, amounted to $1,495,000; $138,000 and $1,357,000 was for amortization of non-compete agreements and customer relationships, respectively.

14. RESTRUCTURING ACTIVITIES

During fiscal 2009, Sparton's President and Chief Executive Officer initiated a full evaluation of the Company's operations and long-term business strategy. As a result, in the third fiscal quarter, management began to implement a formal turnaround plan focused on the return of Sparton to profitability and the assurance of the Company's viability. These measures have been designed to reduce operating costs, increase efficiencies, and improve our competitive position in response to excess capacity, the prevailing economy and the need to optimize manufacturing resources. These restructuring activities include, among other actions, plant consolidation and closures, workforce reductions, customer contract disengagements, and changes in employee pension and health care benefits.

Recent Plant Closures

London, Ontario, Canada - On March 30, 2009, Sparton announced the idling and subsequent closing of its London, Ontario, Canada, production facility. The closing was in response to market and economic conditions that have resulted in the facility being underutilized because of significantly decreased customer volumes. Twenty-four salaried and 63 hourly employees were affected, with the employees to receive severance packages consistent with Company policy. Work levels at this facility had decreased significantly because of customer cutbacks and the need to end a loss-generating contract with a major industrial customer. Sparton's London facility produced electronic circuit boards. Remaining customer business was transferred to Sparton's Brooksville, Florida facility, and the closure is substantially complete. Net sales for the Canadian plant were $15,908,000 and $18,118,000 for the fiscal year ended June 30, 2009 and 2008, respectively.

In connection with this plant closure, the Company expects to incur costs of approximately $3,520,000, of which approximately $2,961,000 was recognized during the fiscal year ended June 30, 2009, with the remainder anticipated to be recognized primarily in fiscal 2010. These expenses are expected to include $1,470,000 in lease termination costs, $1,320,000 in personnel costs for employee terminations (severance) and retention bonuses, $690,000 for plant closure and related impairment charges and $40,000 for other associated costs. Approximately $3,030,000 of these charges are expected to require cash expenditures through fiscal 2011.

Jackson, Michigan - On March 4, 2009, Sparton announced the closing of its Jackson, Michigan manufacturing operations no later than June 30, 2009. The closing is in response to the difficult economic and competitive situation in the industries served and is part of Sparton's plan to return the Company to profitability. The Jackson facility had served as both the Company's headquarters and a manufacturing plant. Products manufactured in Jackson were transferred to the Company's production facilities in Brooksville, Florida, and Ho Chi Minh City, Vietnam. Customer orders were not affected by the transfer to other facilities. The closure is substantially complete, with actual production activities ceasing in August 2009. Net sales for the Jackson plant were $40,825,000 and $26,088,000 for the fiscal year ended June 30, 2009 and 2008, respectively. The closing affects 39 salaried and 167 hourly employees who will receive severance packages consistent with Company policy.

In connection with this plant closure , the Company expects to incur costs of approximately $3,260,000, of which we recognized approximately $2,463,000 during the year ended June 30, 2009, with the remainder anticipated to be recognized primarily in fiscal 2010. These expenses are expected to include approximately $700,000 in lease termination costs, approximately $650,000 in personnel costs for employee termination (severance) and retention bonuses, approximately $200,000 for the transfer of production and production equipment to other Sparton facilities, and approximately $1,710,000 for facility closure and related impairment charges. Approximately $1,960,000 of these charges are expected to require cash expenditures, through fiscal 2011.

Reductions in Force

On February 6, 2009, the Company announced a reduction in force. The reduction involved 6% of the approximately 1,000 employees employed at that time and affected employees at all locations other than Strongsville, Ohio and Ho Chi Minh City, Vietnam. Approximately $248,000 of severance cost related to this reduction in force was recognized during the three months ended March 31, 2009.

Effective April 1, 2009, the Company committed to and executed a plan to further reduce its workforce of approximately 970 employees by 2% at all locations other than Strongsville, Ohio and Ho Chi Minh City, Vietnam. Approximately $63,000 of severance cost related to this action was recognized during the fourth quarter ended June 30, 2009.

Relocation of Corporate Headquarters

On June 18, 2009, the Company announced the relocation of our Jackson, Michigan headquarters to a leased executive office in Schaumburg, Illinois, in fiscal 2010. With the closing of the Jackson production facility, as discussed above, the headquarters is moving to a smaller, more efficient location. In connection with this relocation, we expect to incur cash costs of approximately $1,000,000, of which $132,000 was recognized during the fourth quarter ended June 30, 2009, with the remainder anticipated to be incurred in fiscal 2010. Such costs consist primarily of moving expenses, employee severance and retention incentives, and other associated costs. Related asset impairment charges are included in the Jackson plant charges above.

Summary of Restructuring Charges

The table below summarizes the nature and amount of restructuring actions for the fiscal year ended June 30, 2009. We expect to incur approximately $2,224,000 of additional costs, primarily during fiscal 2010:

	Workforce Reduction (principally severance and retention bonuses)	Facility Closure	Lease Terminations	Production Transfer	Total
Restructuring charges in third quarter	$ 614,000	$ -	$ 400,000	$ -	$1,014,000
Less cash payments	(447,000)		-		(447,000)
Restructuring reversals and adjustments	-	-	-	-	-
Accrual balance at March 31, 2009	167,000	-	400,000	-	567,000
Restructuring charges in fourth quarter	1,704,000	24,000	1,802,000	352,000	3,882,000
Less cash payments	(1,496,000)	(24,000)	(212,000)	(352,000)	(2,084,000)
Restructuring reversals and adjustments	-	-	-	-	-
Accrual balance at June 30, 2009	$ 375,000	$ -	$1,990,000	$ -	$2,365,000

In addition to the above restructuring costs, an additional $2,112,000 of impairment related to property, plant and equipment was recorded, which resulted in a total $7,008,000 of restructuring expense in fiscal 2009.

Given the significance of, and the timing of the execution of such activities, accounting for the expected cost of these actions can involve periodic reassessments of estimates made at the time the original decisions were made. We continually evaluate the adequacy of the remaining liabilities under our restructuring initiatives. Although we believe that these estimates accurately reflect the costs of our restructuring plans, actual results may differ, thereby requiring us to periodically record additional provisions or reverse a portion of such provisions.

Inventory Write-downs

In addition to the above, included in costs of goods sold during the fiscal year ended June 30, 2009 are $170,000 of inventory write-downs associated with our restructuring activities.

Prior Periods Plant Closures

Albuquerque, New Mexico - On June 17, 2008, Sparton announced its commitment to close the Albuquerque, New Mexico facility of Sparton Technology, Inc., a wholly-owned subsidiary of Sparton. The Albuquerque facility primarily produced circuit boards for customers operating in the Industrial/Other market. The plant ceased production and closed in October 2008.

The land and building in Albuquerque is currently marketed for sale. The majority of other assets and equipment was relocated to other Sparton facilities. The net book value of the land and building to be sold, which as of June 30, 2009 totaled $5,022,000, is reported as held-for-sale on the Company's balance sheet as a current asset at that date, which reflects a $787,000 facility impairment charge in fiscal 2009 against its prior carrying amount. Depreciation on these assets ceased in October 2008. At June 30, 2008, $5,782,000 was included in property, plant and equipment on the Company's balance sheet, as the facility was still operating at the fiscal year end. A second property in Albuquerque (Coors Road) unrelated to this closure is also reported as held-for-sale at June 30, 2009 in the amount of $107,000.

As of June 30, 2009 and 2008, the following assets and liabilities of the Albuquerque facility were included in the consolidated balance sheets:

	2009	2008
Current assets	$5,048,000	$ 8,837,000
Property, plant and equipment (net)	-	6,121,000
Total assets	$5,048,000	$14,958,000
Current liabilities	$1,201,000	$ 2,814,000
Long term liabilities (EPA, see Note 10)	4,477,000	5,139,000
Total liabilities	$5,678,000	$ 7,953,000

Deming, New Mexico - On January 8, 2007, Sparton announced its commitment to close the Deming, New Mexico facility of Sparton Technology, Inc., a wholly-owned subsidiary of Sparton Corporation. The Deming facility produced wire harnesses for buses and provided intercompany production support for other Sparton locations. The closure of this plant was completed by March 31, 2007. The Deming wire harness production was discontinued, and the intercompany production support relocated to other Sparton facilities. The following is a summary of net sales and gross profit (loss) for the harness product line only for the fiscal year ended June 30, 2007:

	2007
Net sales	$900,000
Gross profit (loss)	$(148,000)

During each of the five fiscal years ended June 30, 2007, wire harness sales represented approximately 2% or less of Sparton's consolidated net sales. Accordingly, the discontinuance of this product line did not have a significant impact on Sparton's annual sales or gross profit results. During the quarter ended March 31, 2007, the Company incurred operating charges associated with employee severance costs of approximately $259,000, which was included in cost of goods sold, of which approximately $242,000 was ultimately paid as of June 30, 2007. The remaining $17,000 of severance accrued was reversed to income during the fourth quarter of fiscal 2007 as the total estimated amount was not required.

Some of the equipment located at the Deming facility was relocated to other Sparton facilities, primarily in Florida, for their use in ongoing production activities. The land, building, applicable inventory, and remainder of other Deming assets were sold pursuant to an agreement signed at the end of March 2007. The sale involved several separate transactions. The sale of the inventory and equipment for $200,000 was completed on March 30, 2007. The sale of the land and building for $1,000,000 closed on July 20, 2007. During the interim period, the purchaser leased the real property. The net book value of the land and building sold was included in prepaid expenses and other current assets in the Company's balance sheet as of June 30, 2007. The property, plant, and equipment of the Deming facility was substantially fully depreciated. The ultimate sale of this facility was completed at a net gain of approximately $868,000. The net gain includes a gain of approximately $928,000 on the sale of property, plant and equipment, less a loss on the sale of remaining inventory, which loss is included in the costs of goods sold section of the statement of operations. The net gain was recognized in its entirety in the first quarter of fiscal 2008 upon closing of the real estate transaction.

15. SUBSEQUENT EVENT

Debt Financing

On August 14, 2009, Sparton and National City Business Credit Inc. (the "Bank"), finalized ongoing negotiations for the completion of debt financing to replace the revolving line-of-credit and bank term loan currently provided by National City Bank with a new credit facility. At closing, the existing outstanding balances of $15.5 million and $3.4 million, respectively, on the existing obligations were paid off with existing cash on hand. Pursuant to the new credit facility, the Company has $20 million in maximum borrowing availability (subject initially to certain funding restrictions pending the post-closing completion of certain customary tasks) under a revolving line-of-credit with interest on outstanding advances to be charged at a variable rate defined as the Bank's minimum base rate plus a specified margin, each component of which is determined separately for domestic and Eurodollar loans but in no case less than a total rate of 7% per annum, which at the closing date of the agreement was equal to an effective annual rate of 7%. The margin component of the interest rate may be reduced beginning July 1, 2010 by either 0.25% or 0.50% based on a formula linked to Sparton's actual fixed charge coverage ratio determined for fiscal 2010. The revolving line-of-credit has a three-year term scheduled to expire on August 13, 2012. Available borrowings are subject to a maximum of 85% of eligible trade accounts receivable and 60% of eligible inventory less certain other adjustments, as defined. As a condition of the new credit facility, we are subject to compliance with certain customary financial and operating covenants. Outstanding borrowings are collateralized by security interests in substantially all of the Company's assets.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In fiscal 2009, there were no changes in the Company's independent accountants and there have been no disagreements with the Company's accountants on accounting and financial disclosure.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's management maintains an adequate system of internal controls to promote the timely identification and reporting of material, relevant information. Additionally, the Company's senior management team regularly discusses significant transactions and events affecting the Company's operations. The board of directors includes an Audit Committee that is comprised solely of independent directors who meet the financial literacy requirements imposed by the Securities Exchange Act and the New York Stock Exchange (NYSE). At least one member of our Audit Committee, William Noecker, has been determined to be an "audit committee financial expert" as defined in the Securities and Exchange Commission's regulations. Management reviews with the Audit Committee quarterly earnings releases and all reports on Form 10-Q and Form 10-K prior to their filing. The Audit Committee is responsible for hiring and overseeing the Company's external auditors and meets with those auditors at least four times each year.

The Company's executive officers, including the chief executive officer (CEO) and chief financial officer (CFO), are responsible for maintaining disclosure controls and procedures. They have designed such controls and procedures to ensure that others make known to them all material information within the organization. Management regularly evaluates ways to improve internal controls. As of the end of the period covered by this annual report on Form 10-K our executive officers, including the CEO and CFO, completed an evaluation of the disclosure controls and procedures and have determined them to be functioning effectively.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's CEO and CFO, or persons performing similar functions, with input from the Company's board of directors, and with input and assistance also provided by management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's CEO and CFO, has established and maintained policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, and includes those policies and procedures that:

1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the CEO and CFO, has evaluated the effectiveness of the Company's internal control over financial reporting as of June 30, 2009, based on the control criteria established in a report entitled *Internal Control-Integrated Framework,* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our assessment of those criteria, the Company's management has concluded that the Company's internal control over financial reporting is effective as of June 30, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm, BDO Seidman, LLP, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls

There were no changes in the Company's internal controls over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers of the Registrant - Information with respect to directors is included in the Company's Proxy Statement under "Election of Directors" and is incorporated herein by reference. Information concerning executive officers is immediately following Part I, Item 4 of this Annual Report on Form 10-K.

Audit Committee Financial Expert - Information with respect to the audit committee financial expert is included in the Company's Proxy Statement under the heading "Election of Directors" and is incorporated herein by reference.

Identification and Composition of the Audit Committee - Information with respect to the identification and composition of the audit committee is included in the Company's Proxy Statement under the heading "Election of Directors" and is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act - Information with respect to the compliance with Section 16(a) of the Exchange Act is included in the Company's Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Code of Ethics - Information with respect to the Company's Governance Guidelines and the Code of Ethics (which applies to all officers and employees of the Company) is available at the Company's website www.sparton.com under the heading "Investor Relations". This information is also available free of charge upon request from the Company's Shareowner Relations department at the corporate address. The Company's Code of Ethics as currently in effect (together with any amendments that may be adopted from time to time) is posted on the website. To the extent any waiver is granted with respect to the Code of Ethics that requires disclosure under applicable SEC rules, such waiver will also be posted on the website.

Item 11. Executive Compensation

Information concerning executive compensation, compensation committee interlocks and insider participation, and the compensation committee report are included under "Executive Compensation" in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on ownership of the Company's common stock by management and certain other beneficial owners is included under "Outstanding Stock and Voting Rights" in the Proxy Statement and is incorporated herein by reference.

The following table summarizes information about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of June 30, 2009.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	184,127	$8.23	169,864
Equity compensation plans not approved by security holders	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information as to certain relationships and related transactions is included under "Certain Relationships and Related Persons Transactions" in the Proxy Statement and is incorporated herein by reference.

Information with respect to director independence is included under "Election of Directors" in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services, as well as information regarding the Audit Committee's pre-approval policies and procedures regarding audit and other services, is included under "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report on Form 10-K:

1. Financial Statements - The consolidated financial statements are set forth under Item 8 of this report on Form 10-K.

2. Financial Statement Schedule(s) - Schedule II - Valuation and Qualifying Accounts (Consolidated)

Changes in the allowance for probable losses on receivables for the years ended June 30:

	2009	2008	2007
Balance at beginning of period	$258,000	$ 32,000	$67,000
Charged (credited) to expense (income)	444,000	237,000	(16,000)
Write-offs, net of recoveries	(168,000)	(11,000)	(19,000)
Balance at end of period	$534,000	$258,000	$32,000

Reserves deducted from inventory in the balance sheets for the years ended June 30:

	2009	2008	2007
Balance at beginning of period	$3,182,000	$2,416,000	$3,529,000
Charged to costs and expenses	2,162,000	1,529,000	1,242,000
Deductions (*)	(2,581,000)	(763,000)	(2,355,000)
Balance at end of period	$2,763,000	$3,182,000	$2,416,000

(*) Deductions from the inventory reserve accounts represent obsolete or unsaleable inventory written off and/or disposed of.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits - A list of the Exhibits filed as part of this report is set forth in the Exhibit Index that immediately precedes such Exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

SPARTON CORPORATION

Gregory A. Slome, Chief Financial Officer
(Principal Accounting and Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE AND TITLE	DATE
By: /s/DAVID P. MOLFENTER David P. Molfenter, Chairman of the Board of Directors	September 15, 2009
By: /s/CARY B. WOOD Cary B. Wood, President and Chief Executive Officer	September 15, 2009
By: /s/JAMES N. DEBOER James N. DeBoer, Director	September 15, 2009
By: /s/JAMES D. FAST James D. Fast, Director	September 15, 2009
By: /s/JOSEPH J. HARTNETT Joseph J. Hartnett, Director	September 15, 2009
By: /s/WILLIAM I. NOECKER William I. Noecker, Director	September 15, 2009
By: /s/DOUGLAS R. SCHRANK Douglas R. Schrank, Director	September 15, 2009
By: /s/W. PETER SLUSSER W. Peter Slusser, Director	September 15, 2009
By: /s/BRADLEY O. SMITH Bradley O. Smith, Director	September 15, 2009
By: /s/JAMES R. SWARTWOUT James R. Swartwout, Director	September 15, 2009
By: /s/DR. LYNDA J.-S. YANG Dr. Lynda J.-S. Yang, Director	September 15, 2009

EXHIBIT INDEX

Exhibit No.	
3 and 4	By-Laws of the Registrant as amended, incorporated herein by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on November 3, 2008.
	Amended Articles of Incorporation of the Registrant, incorporated herein by reference from the Registrant's Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004.
	Amended Code of Regulations of the Registrant, incorporated herein by reference from the Registrant's Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004.
10.1	Promissory Note Modification Agreement dated April 30, 2009 and May 1, 2009, by and between Sparton Corporation and National City Bank, incorporated herein by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 19, 2009.
10.2	Amended and Restated Revolving Credit and Security Agreement dated August 14, 2009 among the Company, its subsidiaries and National City Business Credit, Inc., incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on August 18, 2009.
10.3	Post-closing Agreement dated August 14, 2009 among the Company, its subsidiaries and National City Business Credit, Inc., incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on August 18, 2009.
22	Subsidiaries (filed herewith and attached)
23	Consent of independent registered public accounting firm (filed herewith and attached)
31.1	Chief Executive Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Chief Financial Officer certification under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 22
SUBSIDIARIES

The Registrant, Sparton Corporation, an Ohio Corporation, had the following subsidiaries at June 30, 2009:

Domestic Operations:	***Incorporated In:***
Sparton Electronics Florida, Inc.	Florida
Sparton Technology, Inc.	New Mexico
Spartronics, Inc.	Michigan
Sparton Medical Systems, Inc. (Formerly Astro Instrumentation, LLC.)	Michigan

Foreign Operations:	***Incorporated In:***
Sparton of Canada, Limited	Ontario, Canada
Spartronics Vietnam Co., LTD	Vietnam

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-156388) pertaining to the Sparton Corporation 401(k) Plan and in the Registration Statement on Form S-8 (No. 333-82380) pertaining to the Amended and Restated Sparton Corporation Stock Incentive Plan of our report dated September 15, 2009, relating to the consolidated financial statements and schedule of Sparton Corporation and subsidiaries, which appears in this Form 10-K.

BDO Seidman, LLP

BDO Seidman, LLP
Grand Rapids, Michigan
September 15, 2009

EXHIBIT 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Cary B. Wood, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sparton Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting:

Date: September 15, 2009

Cary B. Wood, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory A. Slome, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sparton Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Designed such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting:

Date: September 15, 2009

Gregory A. Slome, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sparton Corporation (the "Company") on Form 10-K for the year ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Cary B. Wood, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 15, 2009

Cary B. Wood, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sparton Corporation (the "Company") on Form 10-K for the year ended June 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Gregory A. Slome, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 15, 2009

Gregory A. Slome, Chief Financial Officer

BOARD OF DIRECTORS

James N. DeBoer
Of Counsel
Law Firm of Varnum, Riddering, Schmidt and Howlett, LLP
Grand Rapids, Michigan (2,3)

James D. Fast
Retired since August 2008
Formerly Chief Executive Officer and President
Firstbank - West Michigan (previously Ionia County National Bank)
Ionia, Michigan (2)

Joseph J. Hartnett
President and Chief Executive Officer
Ingenient Technologies, Inc.
Rolling Meadows, Illinois (1)

David P. Molfenter
Chairman of the Board
Retired Vice President
Command, Control, Communication and Information Systems Segment
Raytheon Systems Company
Fort Wayne, Indiana (3)

William I. Noecker
Chairman, Brasco International Inc.
Detroit, Michigan (1)

Douglas R. Schrank
Retired Executive Vice President and Chief Financial Officer
Perrigo Company
Allegan, Michigan (1,4)

W. Peter Slusser
President, Slusser Associates Inc.
New York, New York (4)

Bradley O. Smith
Private Investor
Las Vegas, Nevada (3)

James R. Swartwout
Retired Chief Executive Officer and member of the Board of Directors
Habasit Holding America, Inc.
Torrance, California (2,3)

Cary B. Wood
President and Chief Executive Officer
Sparton Corporation

Dr. Lynda J.-S. Yang
Neurosurgeon and faculty member at the University of Michigan
School of Medicine
Ann Arbor, Michigan (4)

COMMITTEE ASSIGNMENTS:
(1) Audit committee (2) Compensation committee (3) Executive committee (4) Nominating and Governance committee

CORPORATE OFFICERS

David P. Molfenter	Chairman of the Board
Cary B. Wood	Chief Executive Officer and President
Gregory A. Slome	Senior Vice President and Chief Financial Officer
Gordon B. Madlock	Senior Vice President, Operations
Michael W Osborne	Senior Vice President, Business Development and Supply Chain
Duane K. Stierhoff	Senior Vice President, Medical Systems
Joseph S. Lerczak	Group Controller, Secretary and Treasurer
Steve M. Korwin	Group Vice President - Electronics
James M. Lackemacher	Vice President Sales - Defense and Security Business Systems
Drew G. Richmond	Vice President Sales - Industrial
Linda G. Munsey	Vice President Performance Excellence
Glenn E. Staples	Vice President Global Supply Chain

SHAREOWNER INFORMATION

Common Stock
Ticker symbol: **SPA**
Common stock listed and traded:
New York Stock Exchange (NYSE)

Shareowner Assistance
For address changes, registration changes, lost stock certificates and other shareowner information, please contact:

Principal Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
U.S. toll-free (800) 757-5755 or (312) 427-2953
Internet: www.illinoisstocktransfer.com

Corporate Offices
Sparton Corporation
425 N. Martingale, Suite 2050
Schaumburg, IL 60173-2213
United States

Administrative Offices
Sparton Electronics Florida, Inc.
5612 Johnson Lake Road
DeLeon Springs, Florida 32130
United States

Sparton Medical Systems, Inc.
22740 Lunn Road
Strongsville, OH 44149
United States

Spartronics, Vietnam Co., LTD.
3 VSIP Street 6
Vietnam Singapore Industrial Park
Thuan An District, Binh Duong Province
Vietnam

Manufacturing Facilities

Operational
Brooksville, Florida
DeLeon Springs, Florida
Strongsville, Ohio
Thuan An District, Binh Duong Province, Vietnam

Closed
Jackson, Michigan
Albuquerque, New Mexico
London, Ontario, Canada

Equal Opportunity Policy
It is Sparton Corporation's policy to afford equal employment opportunity to all employees and qualified applicants without regard to race, religion, creed, color, sex, national origin, age, handicap or veteran status.

Internet
Our website, www.sparton.com, offers information regarding the financial performance, products, services and other useful information about the Company.

Publications and Certifications
Annual Report, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Quarterly Earnings Releases, News Releases, Governance Guidelines and the Code of Ethics, Notice of Annual Meeting of Shareowners and Proxy Statement, and Committee Charters among other items are available, free of charge upon request from the company's Shareowner Relations Department at the corporate address listed above or by calling toll-free (800) 248-9579. Financial information can also be accessed at www.sparton.com. The Company filed as exhibits to its Annual Report on Form 10-K the CEO and CFO Certifications as required by the Sarbanes-Oxley Act of 2002. The Company also submitted the required Annual CEO Certification to the NYSE.

Notice of Annual Meeting
The Annual Meeting of Shareowners of Sparton Corporation will be held at 425 North Martingale Road, Schaumburg, Illinois 60173-2213 at the 425 Executive Conference Center, on October 28, 2009, at 10:00 a.m. local time. Shareowners are cordially invited to attend. The record date for the Annual Meeting was September 22, 2009.

Proxy Voting
Shareowners of Record may vote their proxies by mailing the completed, signed, and dated proxy card. If your shares are held in street name with a bank or brokerage firm, you may also be able to vote over the internet or by telephone. For more information on how to vote street name shares, please consult the information provided by your bank or broker.

Investors who are interested in purchasing stock in Sparton Corporation must make the purchase through a bank or broker. Sparton does not sell shares directly to the public.

SPARTON CORPORATION
425 Martingale Road
Suite 2050
Schaumburg, IL 60173
PHONE: 847.762.5800
FAX: 847.762.5820
www.sparton.com